NOTICE OF MEETING AND
MANAGEMENT INFORMATION CIRCULAR
FOR THE ANNUAL GENERAL AND SPECIAL MEETING OF
SHAREHOLDERS OF
CONCORDIA INTERNATIONAL CORP.

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF CONCORDIA INTERNATIONAL CORP. OF PROXIES TO BE VOTED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF ALL SHAREHOLDERS.

To be held at 10:00 a.m. (EDT) on June 9, 2017
May 8, 2017

These materials are important and require your immediate attention. They require Shareholders to make important decisions. If you are in doubt as to how to deal with these materials or the matters they describe, please contact your financial, legal, tax or other professional advisors. Shareholders that require further assistance, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by: (i) telephone, toll-free in North America at 1-866-581-0506 or at 416-867-2272 outside of North America; or (ii) e-mail to contactus@kingsdaleadvisors.com.

May 8, 2017
Dear Shareholders,
On behalf of Concordia International Corp. (“Concordia” or the “Corporation”), it is with great pleasure that we invite you to attend our annual general and special meeting of shareholders to be held at 10:00 a.m. (EDT) on June 9, 2017. The annual general and special meeting of shareholders will be a completely virtual meeting which will be conducted solely via live webcast. Your participation at this meeting is very important and we encourage you to review the attached information circular (the “Circular”), which includes information for the holders of Concordia common shares.
We encourage you to vote on the matters set out in this Circular by following the proxy instructions set out herein and returning your proxy or voting instruction form (as applicable) by the applicable deadline. Our aim is to provide shareholders with the information needed to cast informed votes and, therefore, we have made improvements and enhancements to how the information is presented in this Circular.
We considered 2016 to be a year of transition for the organization, initiating a process to reposition the direction of the Corporation. During the course of 2016, the Corporation was confronted with a number of external challenges including the vote by the United Kingdom to leave the European Union; pricing pressure on Plaquenil®, the entry of a generic competitor to Nilandron®, as well as market share declines in Donnatal® due to the continued marketing of a non-FDA approved product. Consequently, performance results in 2016 below expectations instigated the board of directors of the Corporation (the “Board”) and senior leadership team to reassess the business model for 2017. As part of this process, the Board engaged in a global search process to ensure that the Corporation had the required leadership capabilities to see it through this challenging period. We are fortunate to have Allan Oberman as the Corporation’s Chief Executive Officer at this time. Under Allan’s leadership, Concordia is focused on five key business priorities for this year, including:

•	Excellence in operational execution,

•	Strengthening financial management and financial discipline,

•	Expanding the Corporation’s portfolio,

•	Emphasizing stakeholder outreach, and

•	Developing a comprehensive long-term growth strategy for Concordia.
We recently announced the appointment of Itzhak Krinsky, PhD. and Francis (Frank) Perier, Jr. to the Board. We are fortunate to have the global pharmaceutical industry expertise and financial experience of these two industry leaders at the Board as we complete the repositioning of the Corporation to leverage its unique global platform in the current business environment.
To motivate achievement of the priorities set out above, the Human Resources and Compensation Committee, on behalf of the Board, has commenced a comprehensive review of the Corporation’s executive compensation framework. In response to feedback in 2016 from shareholders and proxy advisors such as Institutional Shareholder Services and Glass Lewis, the Board and the Human Resources and Compensation Committee are committed to improving the overall governance and disclosure of our executive compensation program.
As part of the new compensation framework for 2017, we are submitting our Stock Option Plan and Long-term Incentive Plan for re-approval by shareholders at the shareholders’ meeting. The Board and the Human Resources and Compensation Committee consider these equity-based incentive plans to be critical tools to attract, motivate and retain our executive team. Details of our equity plan proposals and guiding principles as part of the program re-design are enclosed for your review in this Circular.
We thank you for your continued support of Concordia.
Yours truly,

<Signed> Jordan Kupinsky
Jordan Kupinsky Non-Executive Chairman of the Board Concordia International Corp.

CONCORDIA INTERNATIONAL CORP.
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
to be held on June 9, 2017

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of Concordia International Corp. (“Concordia” or the “Corporation”) will be held at 10:00 a.m. (EDT) on June 9, 2017 for the following purposes:

(a)	to receive the consolidated financial statements of the Corporation, for the year ended December 31, 2016, including the auditor’s report thereon (the “Financial Statements”);

(b)	to elect directors of the Corporation (the “Directors”) who will serve until the end of the next annual meeting of Shareholders or until their successors are elected or appointed;

(c)	to re-appoint the auditor of the Corporation for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditor;

(d)
to consider and pass an ordinary resolution to approve the Corporation’s stock option plan, as amended, (the “SOP”), as more particularly described in the attached Circular (the full text of the SOP and the proposed ordinary resolution are attached to the Circular as Appendix “A” and Appendix “B”, respectively);

(e)
to consider and pass an ordinary resolution to approve the Corporation’s long term incentive plan (the “LTIP”), as more particularly described in the attached Circular (the full text of the LTIP and the proposed ordinary resolution are attached to the Circular as Appendix “C” and Appendix “D”, respectively);

(f)	to transact such further and other business as may properly come before the Meeting or the reconvening of any adjournment or postponement thereof.
Concordia is modernizing its approach to this year’s Meeting with a live two-way webcast to ensure all Shareholders regardless of geographic location and share ownership have an equal opportunity to participate at the Meeting and engage with directors of the Corporation and management. As a result, the Meeting will be a completely virtual meeting of Shareholders. Shareholders will not be able to attend the Meeting in person. To participate, vote or submit questions during the Meeting via live webcast, please visit https://web.lumiagm.com/176473427.
Additional information on the above matters can be found in the management information circular dated May 8, 2017 (the “Circular”) under the heading “Business of the Meeting”.
The board of directors of the Corporation (the “Board”) has fixed the close of business on May 5, 2017 as the record date (the “Record Date”) for the determination of Shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.
The Circular, this notice of Meeting (the “Notice”), the form of proxy and the voting instruction form (collectively, the “Meeting Materials”) are being mailed to Shareholders of record as at the Record Date and are available online under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) at www.sec.gov. Shareholders are reminded to review the Meeting Materials before voting.
Whether or not you expect to attend the Meeting via the live webcast, you are encouraged to promptly complete and sign the enclosed form of proxy and return it for receipt by no later than 10:00 a.m. (EDT) on June 7, 2017. If you receive more than one proxy form because you own Common Shares registered in different names or addresses, each proxy form should be completed and returned.
If you are a Non-Registered Shareholder (as defined in the Circular under the heading “Non-Registered Shareholders”), accompanying this Notice is a voting instruction form for your use. If you receive these materials through your broker or

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another intermediary, please complete and sign the materials in accordance with the instructions provided to you by such broker or other intermediary.
Dated at Toronto, Ontario, this 8th day of May, 2017.

BY ORDER OF THE BOARD OF DIRECTORS OF CONCORDIA INTERNATIONAL CORP.
By:	<Signed> Jordan Kupinsky
Name: Jordan Kupinsky
Title: Non-Executive Chairman

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MANAGEMENT INFORMATION CIRCULAR

This Circular is furnished to Shareholders in connection with the solicitation of proxies by and on behalf of the management of the Corporation for use at the Meeting and any adjournment or postponement thereof, for the purposes set forth in the attached Notice.
The Meeting Materials are being mailed on or about May 18, 2017 to Shareholders of record as at the Record Date. The Corporation will bear all costs associated with the preparation and mailing of the Meeting Materials, as well as the cost of the solicitation of proxies. The solicitation will be primarily by mail and telephone; however, officers and regular employees of the Corporation, and Kingsdale Advisors, the Corporation’s strategic shareholder advisor and proxy solicitor, may also directly solicit proxies, personally, by facsimile or by other means of electronic transmission. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies and will be reimbursed for their reasonable expenses in doing so. Concordia has retained Kingsdale Advisors to solicit proxies from Shareholders and has agreed to pay a fee of C$25,000 for proxy solicitation services plus certain additional fees for other services provided. A Shareholder with any questions with regard to the procedures for voting or completing a proxy form or a voting instruction form, should contact Kingsdale Advisors, toll-free in North America at 1-866-581-0506 or collect call outside North America at 416-867-2272, or by email at contactus@kingsdaleadvisors.com.
All information contained in this Circular is given as of May 8, 2017 unless otherwise specifically stated. Certain capitalized terms used but not defined herein have the meanings given to them in the Notice of Annual General and Special Meeting of Shareholders delivered with this Circular.
Currency
Except where otherwise indicated, all dollar amounts set forth in this Circular are in United States (“U.S.”) dollars, the presentation currency used by the Corporation in reporting its consolidated financial results.
GENERAL PROXY MATTERS
Participating at the Meeting
The Meeting will be hosted live via webcast through the Internet. Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend the Meeting webcast through the Internet is provided below.

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Eligible Registered Shareholders (as defined in this Circular under the heading “Voting at the Meeting”) and proxy appointees that have or were assigned a control number by TSX Trust Company (“TSX Trust”) (see details under the heading “Appointment of Proxies”) will be able to have their Common Shares represented or voted and ask questions online during the Meeting via webcast at https://web.lumiagm.com/176473427. The webcast will begin at 10:00 a.m. EDT on June 9, 2017.

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If you would like to attend the Meeting and you have your control number, please go to https://web.lumiagm.com/176473427 fifteen (15) minutes prior to the start of the Meeting to log in. Click on “I have a log in”, and use your 12-digit control number as the username and the password “concordia” (all lower case). Non-Registered Shareholders (as defined in this Circular under the heading “Non-Registered Shareholders”), who have not appointed themselves to vote at the Meeting, may also log on as a guest, by clicking on “I am a Guest”.

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Shareholders who do not receive a form of proxy or proxy appointees who do not receive a control number will only be able to listen to the Meeting and will not be able to vote or submit questions. Please see the information under the headings “Non-Registered Shareholders” for an explanation of why certain Shareholders may not receive a form of proxy.

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If you are eligible to vote at the Meeting webcast, you must ensure you are connected to the Internet at all times in order for your Common Shares to be represented or represented by proxy or to vote when the Chairman commences polling on the resolution(s) being put to the Meeting, should a ballot be required. Therefore, it is your responsibility to ensure connectivity for the duration of the Meeting.

Voting at the Meeting
A registered holder of Common Shares (“Registered Shareholder”), their proxy or a beneficial owner who has appointed itself to represent it at the Meeting, will appear on a list of Shareholders prepared by TSX Trust, the registrar and transfer agent for purposes of the Meeting. To have their Common Shares represented or voted at the Meeting each Registered Shareholder or appointee will be required to enter their control number at https://web.lumiagm.com/176473427 fifteen (15) minutes prior to the start of the Meeting. Non-Registered Shareholders, who have not appointed themselves to vote at the Meeting may also log on as a guest. Non-Registered Shareholders who appoint themselves as a proxyholder must contact TSX Trust by no later than 10:00 a.m. (EDT) on June 7, 2017 to vote at the Meeting (please see the information under the headings “Appointment of Proxies” below for details).
Solicitation of Proxies
The information contained in this Circular is furnished to Shareholders in connection with the solicitation of proxies to be used at the Meeting. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation and the total cost of the solicitation will be borne by the Corporation. The solicitation of proxies will be primarily by mail and telephone, but may also be in person, fax or oral communication without special compensation being paid to officers or employees of the Corporation. The Corporation has also retained Kingsdale Advisors as its proxy agent to solicit proxies from Shareholders. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals or beneficial owners and to obtain authorizations for the execution of proxies. The Corporation will reimburse these banks, brokerage houses and other custodians and nominees or fiduciaries for the reasonable costs incurred in obtaining authorization to execute forms of proxy from their principals or beneficial owners.
A Shareholder with any questions with regard to the procedures for voting or completing a proxy form or a voting instruction form, should contact Kingsdale Advisors, toll-free in North America at 1-866-581-0506 or collect call outside North America at 416-867-2272, or by email at contactus@kingsdaleadvisors.com.
Appointment of Proxies
The persons named in the enclosed form of proxy are Directors and/or officers of the Corporation. Each Shareholder has the right to appoint a person, other than the persons designated by management in the form of proxy, to represent the Shareholder at the Meeting. A Shareholder giving a proxy can strike out the names of the management designees printed in the accompanying proxy form and insert the name of another designated person in the space provided, or the Shareholder may complete another form of proxy. A proxy designee need not be a Shareholder of the Corporation.
The person you appoint will need to contact TSX Trust at TMXEInvestorServices@tmx.com to request a control number to be represented or voted at the Meeting by no later than 10:00 a.m. (EDT) on June 7, 2017.  It is the responsibility of the Shareholder to advise their proxy (the person they appoint) to contact TSX Trust to request a control number.  Without the control number, proxyholders will not be able to participate at the Meeting.
Those Shareholders who wish to be represented at the Meeting by proxy must complete and deliver a proper form of proxy to TSX Trust either in person, or by mail or courier, to 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1, by fax at (416) 595-9593 or via the Internet at www.voteproxyonline.com.
The form of proxy must be deposited with TSX Trust by no later than 10:00 a.m. (EDT) on June 7, 2017, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the time of reconvening such adjourned or postponed Meeting before the commencement of the reconvening of such adjourned or postponed Meeting.
If a Shareholder who has completed a form of proxy attends the Meeting via the webcast and wishes to revoke their proxy and vote at the Meeting, any votes cast by such Shareholder on a poll (if applicable) will be counted and the completed form of proxy will be disregarded.
Non-Registered Shareholders
The information set forth in this section is of importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Circular as “Non-Registered Shareholders”) should note that only proxies deposited by Registered Shareholders (that is, Shareholders whose names appear on the records maintained by the registrar and transfer agent or nominee for the Common Shares as registered holders of Common Shares) will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Non-Registered Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the Shareholder’s name. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the direction of the Non-Registered Shareholder. Without specific instructions, brokers (or their agents and nominees) are prohibited from voting shares for the broker’s clients. Subject to the following discussion in relation to NOBOs (as defined below), the Corporation does not know for whose benefit the Common Shares registered in the name of CDS & Co., a broker or another agent or nominee, are held.
There are two categories of Non-Registered Shareholders for the purposes of applicable securities regulatory policy in relation to the mechanism of dissemination to Non-Registered Shareholders of proxy-related materials and other securityholder materials and the request for voting instructions from such Non-Registered Shareholders. Non-objecting beneficial owners (“NOBOs”) of Common Shares are Non-Registered Shareholders who have advised their intermediary (such as brokers or their agents or nominees) that they do not object to their intermediary disclosing share ownership information to the Corporation, consisting of their name, address, e-mail address, securities holdings and preferred language of communication. Securities legislation restricts the use of that information to matters strictly relating to the affairs of the Corporation. Objecting beneficial owners (“OBOs”) of Common Shares are Non-Registered Shareholders who have advised their intermediary that they object to their intermediary disclosing such share ownership information to the Corporation.
National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) permits the Corporation, in its discretion, to obtain a list of its NOBOs from intermediaries and use such NOBO list for the purpose of distributing the Meeting Materials directly to, and seeking voting instructions directly from, such NOBOs. As a result, the Corporation is entitled to deliver Meeting Materials to Non-Registered Shareholders in two manners: (a) directly to NOBOs and indirectly through intermediaries to OBOs; or (b) indirectly to all Non-Registered Shareholders through intermediaries. In accordance with the requirements of NI 54-101, the Corporation is sending the Meeting Materials directly to NOBOs and indirectly through intermediaries to OBOs. The Corporation will pay the fees and expenses of intermediaries for their services in delivering Meeting Materials to OBOs in accordance with NI 54-101.
The Corporation has used a Canadian NOBO list to send the Meeting Materials directly to NOBOs whose names appear on that list. If the transfer agent, TSX Trust, has sent these materials directly to a NOBO, such NOBO’s name and address and information about its holdings of Common Shares have been obtained from the intermediary holding such shares on the NOBO’s behalf in accordance with applicable securities regulatory requirements. As a result, such NOBO of the Corporation can expect to receive a voting instruction form from the Corporation’s transfer agent. NOBOs should complete and return the voting instruction form to TSX Trust in the envelope provided. In addition, Internet voting is available. Instructions in respect of the procedure for Internet voting can be found in the voting instruction form. TSX Trust will tabulate the results of voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by such voting instruction forms.
Applicable securities regulatory policy requires intermediaries, on receipt of Meeting Materials that seek voting instructions from Non-Registered Shareholders indirectly, to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings on Form 54-101F7 – Request for Voting Instructions Made by Intermediary (“Form 54-101F7”). Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Common Shares are voted at the Meeting or the reconvening of or any adjournment(s) or postponement(s) thereof. Often, the form of proxy supplied to a Non-Registered Shareholder by its broker is identical to the form of proxy provided to Registered Shareholders; however, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. Non-Registered Shareholders who wish to vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries and Form 54-101F7. Non-Registered Shareholders can also write the name of someone else whom they wish to vote on their behalf at the Meeting. Unless prohibited by law, the person whose name is written in the space provided in Form 54-101F7 will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in Form 54-101F7 or this Circular. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc.

(“Broadridge”). Broadridge typically mails a voting instruction form in lieu of the form of proxy. Non-Registered Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Broadridge will then provide aggregate voting instructions to TSX Trust, which tabulates the results and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting or the reconvening of any adjournment(s) or postponement(s) thereof. By choosing to send the Meeting Materials to Canadian NOBOs directly, the Corporation (and not the intermediary holding Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.
All references to Shareholders in this Circular and the accompanying instrument of proxy and Notice are to Registered Shareholders unless specifically stated otherwise.
Revocation
A Registered Shareholder who has given a proxy may revoke the proxy:

(a)	by completing and signing a form of proxy bearing a later date and depositing it with TSX Trust as described above;

(b)
by depositing an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or by electronic signature at the registered office of the Corporation addressed to Jordan Kupinsky, Non-Executive Chairman of the Corporation, at any time up to and including the close of business on the last business day preceding the day of the Meeting, or the reconvening of any adjournment or postponement of the Meeting, at which the proxy is to be used or by delivering such instrument to the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or the reconvening of any adjournment or postponement of the Meeting (which instrument should be sent by facsimile to the Corporation at 905-842-5154 marked for the attention of Jordan Kupinsky, Non-Executive Chairman); or

(c)	in any other manner permitted by law.
A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote, which has been provided to an intermediary, at any time by written notice to the intermediary.
Voting of Proxies
The Common Shares represented by any valid proxy in favour of the management designees named in the accompanying form of proxy will be voted for or withheld from voting in accordance with the specific instructions made by the Shareholder on any ballot that may be called for with respect to the election of Directors, the re-appointment of the auditor and the authorization of the Directors to fix the auditor’s remuneration, approving the SOP and approving the LTIP, and if a Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any such specific instructions, such Common Shares will be voted by the designated persons named by management in the accompanying form of proxy:

1.	FOR the election of the Directors named in this Circular;

2.	FOR the re-appointment of PricewaterhouseCoopers LLP as auditor of the Corporation and the authorization of the Directors to fix such auditor’s remuneration;

3.	FOR the approval of the SOP; and

4.	FOR the approval of the LTIP.
The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meeting or the reconvening of any adjournment(s) or postponement(s) thereof. As of the date of this Circular, the Corporation is not aware of any such amendments or variations or any other matters to be addressed at the Meeting.
Record Date
The Record Date for determining Shareholders entitled to receive notice of and vote at the Meeting is May 5, 2017. Shareholders of record as at the close of business on such date are entitled to participate in and vote at the Meeting, or the reconvening of any adjournment(s) or postponement(s) thereof, in the manner and subject to the procedures described in this Circular.
Voting Shares and Quorum
As of the Record Date, there were 51,089,782 Common Shares issued and outstanding. Shareholders of record on May 5, 2017 are entitled to receive notice of and vote at the Meeting. Each Common Share entitles the holder thereof to one vote at the Meeting.
Pursuant to the by-laws of the Corporation (the “By-laws”), a quorum is present at a meeting of Shareholders if two or more voting persons are present and authorized to cast in the aggregate not less than 10% of the total number of votes attaching to the Common Shares. The By-laws also permit a meeting of Shareholders to be held by electronic means and deem a Shareholder who, through those means, votes at such a meeting or establishes a communications link to the meeting to be present at the meeting.
Principal Shareholders
To the knowledge of the Directors and executive officers of the Corporation, the only person or company that beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10 per cent or more of the voting rights attached to any class of issued and outstanding voting securities of the Corporation as at May 8, 2017 is Cinven Capital Management (V) General Partner Limited (“Cinven”) and limited partnerships and other entities controlled by or acting jointly with Cinven. Based on information available through the System for Electronic Disclosure by Insiders, to the knowledge of the Corporation, as at May 8, 2017, Cinven beneficially owns, or controls or directs, directly or indirectly, 7,233,338 Common Shares representing 14.16% of the issued and outstanding voting securities of the Corporation.
THE CORPORATION
Concordia International Corp. was incorporated pursuant to the provisions of the Business Corporations Act (Ontario) on January 20, 2010, under the name “Mercari Acquisition Corp.”. The Corporation completed its initial public offering on May 6, 2010, and was listed on the TSX Venture Exchange (“TSX-V”) as a capital pool company and subsequently on the NEX board of the TSX-V (“NEX”) until it completed its qualifying transaction on December 20, 2013 (the “Qualifying Transaction”). On December 18, 2013, and prior to the completion of the Qualifying Transaction, the Corporation changed its name to “Concordia Healthcare Corp.” and completed a consolidation of its share capital on a basis of one post-consolidation Common Share for every 48.08 common shares existing immediately before the consolidation. The Common Shares were delisted from the NEX and listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “CXR” on December 24, 2013. The Common Shares were listed for trading on the NASDAQ Global Select Market® (“NASDAQ”) on June 29, 2015 under the symbol “CXRX”. On January 1, 2016, the Corporation completed a vertical amalgamation with its wholly-owned subsidiary Concordia Healthcare Inc. On June 27, 2016, the Corporation changed its name from “Concordia Healthcare Corp.” to “Concordia International Corp.”.
Prior to the Qualifying Transaction, the Corporation did not own any assets other than cash and had not conducted any active business operations. Since its incorporation and prior to the Qualifying Transaction, the principal activities of the Corporation consisted of the financing through its initial public offering and a non-brokered private placement of Common Shares completed during January 2013. As a result of the Qualifying Transaction and the completion of various acquisitions by the Corporation since 2013, the Corporation has become an international specialty pharmaceutical company owning a broad portfolio of branded and generic prescription products which are sold to wholesalers, hospitals and pharmacies in over 90 countries. As at December 31, 2016, the Corporation employed 516 employees.
The registered and head office of the Corporation is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9. The Corporation’s records office is located at 333 Bay St., Suite 2400, Toronto, Ontario, M5H 2T6.
BUSINESS OF THE MEETING
The Meeting will be constituted as an annual general and special meeting of Shareholders.
At the Meeting, the Corporation will place before Shareholders the Financial Statements and Shareholders will be asked to consider and vote on: (a) the election of the Directors of the Corporation who will serve until the end of the next annual meeting of Shareholders, or until their successors are elected or appointed; (b) the re-appointment of the auditor of the Corporation for the ensuing year and the authorization of the Directors to fix the auditor’s remuneration; (c) the approval of the SOP; (d) the approval of the LTIP; and (e) such further and other business as may properly come before the Meeting or the reconvening of any adjournment(s) or postponement(s) thereof.
Interests of Certain Persons or Companies in the Matters to be Acted Upon
As of the date of this Circular, there were 51,089,782 Common Shares issued and outstanding. As at the date of this Circular, the Directors and named executive officers of the Corporation, and their associates or affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 91,288 Common Shares representing approximately 0.2% of the issued and outstanding Common Shares on a non-diluted basis.
None of the principal holders of Common Shares or any Director, proposed nominee for election as a Director or executive officer of the Corporation, as the case may be, or any associate or affiliate of any of the foregoing persons, since the beginning of the Corporation’s last financial year, has any material interest in any proposed matter to be acted upon, other than the election of Directors or the appointment of the auditors, that materially affected or will materially affect the Corporation or any of its affiliates.
PRESENTATION OF FINANCIAL STATEMENTS
Management, on behalf of the Board, will submit the Financial Statements to the Shareholders at the Meeting, but no vote by the Shareholders with respect thereto is required or proposed to be taken in respect of the Financial Statements.
The Financial Statements placed before Shareholders will be mailed to requesting Registered Shareholders, as well as requesting Non-Registered Shareholders on or about May 18, 2017 and are also available under the Corporation’s profile on SEDAR at www.sedar.com and at EDGAR at www.sec.gov.
ELECTION OF DIRECTORS
Under the articles of the Corporation, the Board is to consist of a minimum of three and a maximum of eleven Directors. The number of Directors to be elected at the Meeting is seven. Pursuant to the Business Corporations Act (Ontario) (“OBCA”), each nominee may be elected by a plurality of the votes cast by Shareholders present in person or represented by proxy. The OBCA provides that a Shareholder who, through telephonic or electric means, votes at a meeting of Shareholders or establishes a communications link to the meeting of Shareholders shall be deemed for the purposes of the OBCA to be present at such meeting. However, each nominee is to be elected in accordance with the Corporation’s majority voting policy that the Corporation has adopted. See “Statement of Corporate Governance – Majority Voting for Board Election.”

In the absence of any instructions to the contrary, management of the Corporation proposes to nominate and the Common Shares represented by proxies received by management will be voted FOR the approval of the election as Directors of each of the proposed nominees whose names are set forth under the heading “Director Nominees of Concordia International Corp.”, all of whom are now and have been Directors for the periods indicated.

Management does not contemplate that any of the proposed nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the persons designated by management of the Corporation in the enclosed form of proxy, in their discretion, in favour of another nominee selected by the Board. Each Director elected will hold office until the next annual meeting of Shareholders, or until their respective successors are elected or appointed in accordance with applicable law and the Corporation’s by-laws.
RE-APPOINTMENT OF AUDITOR
At the Meeting, Shareholders will be asked to re-appoint PricewaterhouseCoopers LLP, PwC Tower 18 York Street, Suite 2600, Toronto, Ontario, M5J 0B2 (“PwC”), as the auditor of the Corporation to hold office until the close of the next annual meeting of Shareholders, based on the recommendation of the Audit Committee and the Board. PwC has been the auditor of the Corporation since June 25, 2015. PwC is independent with respect to the Corporation in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

The persons named in the accompanying form of proxy will, in the absence of specifications or instructions to withhold from voting on the form of proxy, vote FOR the re-appointment of PwC as the auditor of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the Directors to fix such auditor’s remuneration.

If a majority of the Common Shares represented at the Meeting are withheld from voting for the appointment of PwC as the auditors of the Corporation, the Board will appoint another firm of chartered accountants based upon the recommendation of the Corporation’s Audit Committee.
A summary of the external auditor service fees and billings paid or payable to Collins Barrow, LLP, the Corporation’s former external auditor (from January 21, 2010 to June 25, 2015), in respect of a portion of the fiscal year ended December 31, 2015 and for services rendered in the fiscal year ended December 31, 2016 and a summary of the external auditor service fees and billings paid or payable to PwC, the Corporation’s current external auditor, in respect of the fiscal years ended December 31, 2015 and December 31, 2016, is set out below:

Firm	Fiscal Year	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees	Total
Collins Barrow LLP	2015	C$64,000	C$291,463(1)	C$61,516(2)	-	C$416,979
	2016	-	-	C$60,424(2)	C$43,314(3)	C$103,738
PwC(5)	2015	$1,098,950	$429,941(4)	-	-	$1,528,891
	2016	$2,079,486	$183,372(6)	-	$138,305(7)	$2,401,163
Notes:

(1)	This amount relates primarily to fees charged in connection with the issuance of auditor comfort letters.

(2)	The amount relates primarily to fees charged for assistance with tax compliance in the United States and Canada.

(3)
The amount relates primarily to fees charged in connection with the preparation of continuous disclosure documents; assistance with the preparation of U.S. securities regulatory filings; and assistance with the Corporation’s offering of Senior Secured First Lien Notes completed in October, 2016.

(4)	This amount relates primarily to audit-related fees charged in connection with quarterly reviews, financings and business acquisition reporting.

(5)
Fees paid to PwC, who were appointed as the auditor of the Corporation during the second quarter of 2015. PwC’s fees for 2016 increased over 2015 as a result of PwC acting as the auditor of the Corporation for a full year and as a result of Sarbanes-Oxley compliance related work performed by PwC for the Corporation.

(6)
This amount relates to work involving an analysis of UK GAAP, a business acquisition report prepared in connection with the acquisition of Concordia International (Jersey) Limited (formerly Amdipharm Mercury Limited) and the offering memorandum prepared in connection with the Corporation’s offering of Senior Secured First Lien Notes completed in October 2016.

(7)	This amount relates to work involving the Corporation’s strategic review in 2016.

STOCK OPTION PLAN
The TSX requires that listed issuers obtain shareholder approval every three years of all unallocated options, rights or other entitlements under security based compensation arrangements that do not have a fixed maximum aggregate of securities issuable. As described in more detail below, and under the heading “Long Term Incentive Plan”, both the SOP and the LTIP are due for approval by Shareholders at the Meeting.
The SOP was approved by the Shareholders at the special meeting of Shareholders held on December 16, 2013. As part of an ongoing review of the Corporation’s compensation strategies, on May 22, 2014, the Board approved certain amendments to the SOP, which amendments were approved by Shareholders at the annual general and special meeting of Shareholders held on June 27, 2014. On November 13, 2014, the Board approved further amendments to the SOP to clarify the sections of the SOP relating to the cashless exercise of options. Such amendment was of a housekeeping nature and did not require Shareholder approval. The SOP is currently constituted as a “rolling” stock option plan, whereby the maximum number of Common Shares which may be reserved and set aside for issue under the SOP is a maximum of 10% of the Common Shares issued and outstanding from time to time on a non-diluted basis, inclusive of any Common Shares reserved for issuance pursuant to any other security based compensation arrangement of the Corporation, including the LTIP (which percentage may be increased by the Board from time to time subject to the approval of the Shareholders and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation). Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the SOP and any exercises of options will make new grants available under the SOP, effectively resulting in a replenishing of the number of options available for grant under the SOP.
As the three-year term prescribed by the TSX will expire on June 27, 2017, a resolution will be placed before the Shareholders to approve the unallocated options under the SOP. This approval will be effective for three years from the date of the Meeting. If approval is not obtained at the Meeting, options which have not been allocated as of June 9, 2017 and options which are outstanding as of June 9, 2017 and are subsequently cancelled, terminated or exercised will not be available for a new grant of options. Previously allocated options will continue to be unaffected by the approval or disapproval of the resolution.
The SOP benefits Shareholders by enabling the Corporation to attract and retain personnel of the highest calibre by rewarding them for their contribution to the generation of Shareholder value, and aligning the interests of the Corporation’s Directors and officers with those of Shareholders. Accordingly, the Board recommends that Shareholders vote FOR the approval of the SOP.
Proposed Amendments
The Corporation proposes to make certain amendments to the SOP as described below, which align with listing requirements of the TSX and practices cited by Institutional Shareholder Services, Inc.:

•	Defined terms have been added for “Independent Director” and “Share Compensation Arrangement”;

•
Section 3.1(a) has been amended to state that options granted at the discretion of the Board to “Eligible Participants” should not exceed the number of Common Shares reserved under Section 2.2 and, in the case of Independent Directors (as such term is defined in the SOP), the newly introduced section 3.1(b) of the SOP;

•	A new Section 3.1(b) has been added to limit the amount of options granted to Independent Directors per year;

•	The previous Section 3.1(b) is now Section 3.1(c);

•
Sections 5.1(c)(ii); (iii) and (iv) have been amended to clarify that any amendment to the SOP described in Section 5.1(c) will require Shareholder approval, including with respect to options granted to or held by “Insiders”;

•
Section 5.1(c)(v) has been amended, and Section 5.1(d) has been added to clarify that the only amendments to the SOP that will not require Shareholder approval are those which the Board determines are necessary to comply with legal or stock exchange requirements or are of a “housekeeping” nature.

•	New Sections 5.1(c)(v) and (vi) have been added to clarify other circumstances when Shareholder approval is required to amend the SOP and the previous Section 5.1(c)(v) is now Section 5.1(c)(vii).

Approval Required
The full text of the SOP, as well as the proposed ordinary resolution approving the SOP, are attached to this Circular as Appendix “A” and Appendix “B”, respectively.

The persons named in the accompanying form of proxy will, in the absence of specifications or instructions to withhold from voting on the form of proxy, vote FOR the approval of the SOP.
As at May 8, 2017, the Directors and NEOs (as defined in this Circular under the heading “Compensation Discussion and Analysis”) of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 91,288 Common Shares (2,835,906 Common Shares if all options held by them are exercised and all restricted share units (“RSUs”) and deferred share units (“DSUs”) held by them have vested), representing approximately 0.2% of the current outstanding Common Shares on a non-diluted basis (approximately 5.3% of the current outstanding Common Shares on a non-diluted basis if all options held by them are exercised and all RSUs and DSUs held by them have vested and no other options, RSUs or DSUs of the Corporation are exercised or vested, as applicable) and approximately 0.2% of the Common Shares on a fully diluted basis, excluding the exercise of all options, RSUs and DSUs held by the Directors and NEOs (approximately 5.1% of the current outstanding Common Shares on a fully diluted basis if all options held by them are exercised and all RSUs and DSUs held by them have vested and all other outstanding options, RSUs or DSUs of the Corporation are exercised or vested, as applicable).
Summary of the Stock Option Plan
The following is a summary of the principal provisions of the SOP and is qualified in its entirety by the full text of the SOP which is attached as Appendix “A” hereto.
The SOP provides that the Board may, from time to time, in its discretion, grant to Directors, officers, employees, consultants and any other person or entity engaged to provide ongoing services to the Corporation options to purchase Common Shares, provided that the number of Common Shares reserved for issuance under the SOP shall not exceed 10% of the issued and outstanding Common Shares of the Corporation from time to time on a non-diluted basis, inclusive of any Common Shares reserved for issuance pursuant to any other security based compensation arrangement of the Corporation (including the LTIP). Under the SOP, the Board has the right, from time to time, to increase such percentage, subject to the approval of the Shareholders and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. The Board shall have the power, where consistent with the general purpose and intent of the SOP, to determine the terms upon which options will vest (including vesting schedules, if any) and be exercisable. The exercise price of options shall not be less than the lesser of: (i) the closing trading price of the Common Shares on the TSX or, if not listed on the TSX, then such other principal market on which the Common Shares trade as designated by the Board, on the date an option is granted; and (ii) the Market Price of the Common Shares on the date the option is granted. For the purposes of the SOP, “Market Price” means the volume-weighted average price of the Common Shares on the stock exchange where the majority of trading volume and value of the Common Shares occurs, for the five trading days immediately preceding the relevant date on which the Market Price is to be determined. In the event that the Common Shares are not listed for trading on a stock exchange, the Market Price shall be the fair market value of the Common Shares as determined by the Board.
Under the SOP, the number of Common Shares reserved for issuance to any one person shall not exceed 5% of the issued and outstanding Common Shares. The aggregate number of Common Shares issued to insiders of the Corporation within any 12-month period, or issuable to insiders of the Corporation at any time, under the SOP and any other security-based compensation arrangement of the Corporation, may not exceed 10% of the total number of issued and outstanding Common Shares of the Corporation at such time.

The SOP also provides that:

(i)
Common Shares that were the subject of options granted under the SOP that have been exercised, surrendered, lapsed, cancelled or terminated shall thereupon no longer be in reserve and may once again be subject to an option granted under the SOP;

(ii)	a holder of an option may, rather than exercise such option, elect a cashless exercise of any options;

(iii)
the expiry date for an option shall not in any circumstance be later than the lesser of the 10th anniversary of the date an option is granted and the maximum period of time allowed by the Stock Exchange (as defined in the SOP); and

(iv)
subject to certain exceptions outlined in the SOP, all options held by an officer or employee of the Corporation shall expire and terminate, and such employee optionee shall cease to be an eligible person, immediately upon the termination date of such employee optionee or the date of such employee optionee’s death, disability or retirement.

The Board may amend the SOP from time to time without Shareholder approval except for amendments relating to:

(i)	the maximum number of Common Shares reserved for issuance under the SOP;

(ii)	a reduction in the exercise price for options (including options held by Insiders (as defined in the SOP));

(iii)	an extension to the term of any option (including options held by Insiders);

(iv)	an increase in any limit on grants of options (including options held by Insiders);

(vi)	any amendment to the provisions of the SOP that would permit options to be transferred or assigned other than as set forth in the SOP; and
(vii) any amendments to the provisions restricting the size of grants to Independent Directors.
The Board is permitted to amend the SOP without Shareholder approval if it determines that any amendment is (a) necessary or desirable to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or stock exchange; or (b) of a “housekeeping” nature, which includes amendments to eliminate any ambiguity or correct or supplement any provision contained in the SOP which may be incorrect or incompatible with any other provision of the SOP.
As at December 31, 2016, there were 2,134,685 outstanding options to purchase 2,134,685 Common Shares under the existing SOP with a weighted average exercise price of $29.84 and a weighted average contractual life of approximately 7 years.
As at the date of this Circular, there were 1,894,685 outstanding options to purchase 1,894,685 Common Shares under the existing SOP with a weighted average exercise price of $27.94 and a weighted average contractual life of approximately 6 years.
Under the SOP, as at May 8, 2017, 1,569,750 options have been granted and have been exercised; 0 options have been granted and have expired; 1,894,685 options have been granted but have not been exercised; and 268,266 options remain available for future granting.

Options granted since inception of the SOP and either exercised or outstanding	3,464,435
Options granted subject to Shareholder approval	-
Total	3,464,435
Options exercised since inception of the SOP	1,569,750
Options granted but not exercised	1,894,685
Options cancelled	899,565
Options available for future granting	268,266

Total	4,632,266
LONG TERM INCENTIVE PLAN
As noted above, the TSX requires that listed issuers obtain shareholder approval every three years of all unallocated options, rights or other entitlements under security based compensation arrangements that do not have a fixed maximum aggregate of securities issuable. As described above, the LTIP is due for approval by Shareholders at the Meeting.
On June 27, 2014, Shareholders approved the LTIP, pursuant to which the Board or, if authorized by the Board, the Human Resources and Compensation Committee (the “HRCC”) may grant units (“Units”), which may be either RSUs or DSUs to officers, Directors, employees or consultants of the Corporation. The purpose of the LTIP is to advance the interests of the Corporation: (a) through the motivation, attraction and retention of key employees and Directors of the Corporation; (b) by aligning the interests of eligible participants with the interests of Shareholders generally; and (c) by furnishing eligible participants with an additional incentive in their efforts on behalf of the Corporation.
As at December 31, 2016 there were 1,264,162 RSUs and no DSUs outstanding under the LTIP. As at the date of this Circular there were (i) 23,089 DSUs granted that remain unvested; and nil DSUs granted which have vested and (ii) 2,662,133 RSUs granted that remain unvested and 169,668 RSUs granted which have vested (of which 112,088 RSUs were settled via the issuance of Common Shares and 57,580 RSUs were cash settled).
As the three-year term prescribed by the TSX will expire on June 27, 2017, a resolution will be placed before the Shareholders to approve the unallocated RSUs and DSUs under the LTIP. This approval will be effective for three years from the date of the Meeting. If approval is not obtained at the Meeting, RSUs and/or DSUs which have not been allocated as of June 9, 2017 and RSUs and/or DSUs which are outstanding as of June 9, 2017 and are subsequently cancelled, terminated or vested will not be available for new grants of RSUs and/or DSUs. Previously allocated RSUs and DSUs will continue to be unaffected by the approval or disapproval of the resolution.
The LTIP benefits Shareholders by enabling the Corporation to attract and retain personnel of the highest calibre by rewarding them for their contribution to the generation of Shareholder value, and aligning the interests of the Corporation’s Directors and officers with those of the Shareholders. Accordingly, the Board recommends that Shareholders vote FOR the approval of the LTIP.
Approval Required
The full text of the LTIP, as well as the proposed ordinary resolution approving the LTIP, are attached to this Circular as Appendix “C” and Appendix “D”, respectively.

The persons named in the accompanying form of proxy will, in the absence of specifications or instructions to withhold from voting on the form of proxy, vote FOR the approval of the LTIP.
Summary of the Long Term Incentive Plan
The following is a summary of the principal provisions of the LTIP and is qualified in its entirety by the full text of the LTIP which is attached as Appendix “C” hereto.
Pursuant to the terms of the LTIP each Unit represents the right to receive one Common Share. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of Units is evidenced by an agreement between the Corporation and the participant (an “Award Agreement”). The interest of any participant in any Unit may not be transferred or assigned except by testamentary disposition or in accordance with the laws governing the devolution of property upon death.
The maximum number of Common Shares which may be reserved and set aside for issue under the LTIP in respect of awards of DSUs to DSU participants and for payments in respect of awards of RSUs to RSU participants, shall not exceed 10% of the Common Shares issued and outstanding from time to time on a non-diluted basis, provided that the Board shall have the right, from time to time, to increase such percentage subject to the approval of Shareholders and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. For purposes of clarity, the maximum number of Common Shares reserved and set-aside for issue under the LTIP shall be inclusive of any Common Shares reserved for issuance pursuant to any other security based compensation arrangement of the Corporation, including the SOP. Common Shares that were the subject of awards that have expired, been surrendered, lapsed, cancelled or terminated shall thereupon no longer be in reserve and may once again be subject to an award granted under the LTIP, effectively resulting in a replenishing of the number of RSUs and DSUs available for grant under the LTIP.
The LTIP, together with all other previously established or proposed security based compensation arrangements of the Corporation, including the SOP, may not result in:

(i)	the number of Common Shares reserved for issuance to insiders at any time exceeding 10% of the outstanding issue;

(ii)	the issuance to insiders of the Corporation of a number of Common Shares exceeding, within a one year period, 10% of the outstanding issue; or

(iii)	the issuance to any one insider of the Corporation, within a one year period, of a number of Common Shares exceeding 5% of the outstanding issue.
Restricted Share Units
An officer, Director, employee or consultant of the Corporation who has been designated by the Corporation for participation in the LTIP and who agrees to participate in the LTIP is an eligible participant to receive RSUs under the LTIP (an “RSU Participant”).
Unless otherwise approved by the Board, an RSU will vest as to 33 1/3% on each of the first, second and third anniversary dates of the grant date, provided that all RSUs granted under a particular award shall vest on or before December 31st of the calendar year which is 3 years following the calendar year in which the service was performed in respect of which the particular award was made (the “Final Vesting Date”). In the event that a vesting date occurs within a blackout period or within 5 business days thereafter, the vesting date shall be 10 business days after the blackout period ends (the “Extension Period”). If an additional blackout period is subsequently imposed during the Extension Period, then the Extension Period will commence following the end of such additional blackout period. Despite the foregoing, a vesting date will not be extended beyond the Final Vesting Date.
On each vesting date, the Corporation decides, in its sole discretion, whether to make all payments in respect of vested RSUs to the RSU Participant in cash, Common Shares issued from treasury or a combination thereof based on the fair market value of the Common Shares as at such date. For the purposes of the LTIP, the fair market value of a Common Share is the weighted average trading price of the Common Shares on the TSX for the 5 trading days immediately preceding the vesting date for a RSU or DSU Termination Date (as defined below) in respect of DSUs, as applicable.
If an RSU Participant ceases to be an eligible participant under the LTIP due to termination with cause or voluntary termination by the RSU Participant, all unvested RSUs previously credited to the participant’s account are terminated and forfeited as of the termination date. If an RSU Participant ceases to be an eligible participant under the LTIP due to termination without cause, death, total or permanent long-term disability or retirement, any unvested RSUs previously credited to the participant’s account will continue to vest in accordance with their terms or, at the discretion of the Board, be terminated and forfeited as of the termination date, subject to the provisions of certain RSU Participant employment contracts
In the event the Corporation pays a dividend on the Common Shares subsequent to the granting of a RSU award, the number of RSUs relating to such award shall be increased to reflect the amount of the dividend.
Deferred Share Units
A Director of the Corporation who has been designated by the Corporation for participation in the LTIP and who agrees to participate in the LTIP is an eligible participant to receive DSUs under the LTIP (a “DSU Participant”).
All DSUs awarded to a DSU Participant vest on the date on which the DSU Participant ceases to be a Director of the Corporation (the “DSU Termination Date”).

On the DSU Termination Date, payment in respect of a DSU Participant’s DSUs becomes payable and the Corporation decides, in its sole discretion, whether to make the payment in cash, Common Shares issued from treasury or a combination thereof based on the fair market value of the Common Shares as at the DSU Termination Date.
In the event the Corporation pays a dividend on the Common Shares subsequent to the granting of a DSU award, the number of DSUs relating to such award shall be increased to reflect the amount of the dividend.
Amendments
The Corporation retains the right without the approval of Shareholders:

(i)	to amend the LTIP or any RSUs or DSUs to:
(a) make amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority or to comply or conform with applicable laws;
(b) change vesting provisions of the LTIP or any RSUs or DSUs;
(c) make any other amendments of a non-material nature;
(d) make amendments to the definition of “DSU Participant” and/or “RSU Participant” or the eligibility requirements of participating in the LTIP, where such amendment would not have the potential of broadening or increasing insider participation;
(e) make amendments to the manner in which eligible participants may elect to participate in the LTIP;
(f) make any amendments to the provisions concerning the effect of the termination of a participant’s employment or services on such participant’s status under the LTIP; or
(g) make any amendment which is intended to facilitate the administration of the LTIP; or

(ii)	to suspend, terminate or discontinue the terms and conditions of the LTIP and the RSUs and DSUs granted under the LTIP by resolution of the Board, provided that:
(a) no such amendment to the LTIP shall cause the LTIP in respect of RSUs to cease to be a plan described in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the Income Tax Act (Canada) (the “ITA”) or any successor to such provision;
(b) no such amendment to the LTIP shall cause the LTIP in respect of DSUs to cease to be a plan described in regulation 6801(d) of the ITA or any successor to such provision; and
(c) any amendment shall be subject to the prior consent of any applicable regulatory bodies, including the TSX, as may be required.
Any amendment to the LTIP which changes the vesting provisions of the LTIP or any RSUs or DSUs, or any suspension, termination or discontinuance of the terms and conditions of the LTIP and the RSUs and DSUs granted under the LTIP, shall take effect only with respect to awards granted after the effective date of such amendment, provided that it may apply to any outstanding award with the mutual consent of the Corporation and the participants to whom such awards have been granted.
Any amendment to the LTIP other than as described above shall require the approval of Shareholders given by the affirmative vote of a simple majority of the Common Shares (or, where required, “disinterested” Shareholder approval) represented at a meeting of Shareholders at which a motion to approve the LTIP or an amendment to the LTIP is presented. Specific amendments requiring Shareholder approval include:

(i)	to increase the number of Common Shares reserved under the LTIP;

(ii)
to change the definition of RSU Participants or DSU Participants or the eligibility requirements of participating in the LTIP, where such amendment would have the potential of broadening or increasing insider participation;

(iii)	the extension of any right of a participant under the LTIP beyond the date on which such right would originally have expired;

(iv)	to permit RSUs or DSUs to be transferred other than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death;

(v)	to permit awards other than RSUs and DSUs under the LTIP; and

(vi)	to amend the amendment provisions of the LTIP so as to increase the ability of the Board to amend the LTIP without Shareholder approval.
In accordance with the policies of the TSX, to the extent that the Corporation grants RSUs, DSUs or options to eligible participants under the LTIP and SOP, as applicable, which are agreed to be settled in cash on the grant date, such RSUs, DSUs and options will not reduce the pool of securities available for grant under the SOP and LTIP, respectively.

DIRECTOR NOMINEES OF CONCORDIA INTERNATIONAL CORP.
Under the articles of the Corporation, the Board is to consist of a minimum of three and a maximum of eleven Directors. The number of Directors to be elected at the Meeting is seven. Pursuant to the OBCA, each nominee may be elected by a plurality of the votes cast by Shareholders present or represented by proxy. The OBCA provides that a Shareholder who, through telephonic or electronic means, votes at a meeting of Shareholders or establishes a communications link to the meeting of Shareholders shall be deemed for the purposes of the OBCA to be present at such meeting. However, each nominee is to be elected in accordance with the Corporation’s majority voting policy that the Corporation has adopted. See “Statement of Corporate Governance – Majority Voting for Board Election.”
On the recommendation of the Nominating and Corporate Governance Committee of the Board (the “NCGC”), the Board has approved the nomination of the following seven individuals for election as Directors. Voting for the election of the seven nominee Directors will be conducted on an individual basis. All of the seven nominees for election at the Meeting are currently Directors. All nominees have agreed to stand for election.
The following disclosure sets out, as at the date of this Circular, (a) the names of nominees for election as Directors, and their residency, (b) all major offices and positions with the Corporation each now holds, (c) each nominee’s principal occupation, business or employment, (d) the period of time during which each has been a Director, (e) the current equity ownership consisting of Common Shares beneficially owned, directly or indirectly, or controlled or directed, and RSUs, DSUs and options credited to each nominee, and (f) other current public board memberships and committees.
Common Shares beneficially owned, controlled or directed, directly or indirectly, as at March 8, 2017, is based upon information furnished to the Corporation by each individual Director or nominee and confirmed using the System for Electronic Disclosure by Insiders (SEDI) publicly available through the Internet at www.sedi.ca.

Management does not contemplate that any of the nominees will be unable to serve as a Director. If, as a result of circumstances not now contemplated, any nominee is unable to serve as a Director, the proxy will be voted for the election of such other person or persons as the Board may select. Each Director elected will hold office until the next annual meeting of Shareholders, or until their respective successors are elected or appointed in accordance with applicable law and the Corporation’s by-laws.

Doug Deeth – Independent Director (HRCC Chair)(1)(2)(3) Oakville, Ontario, Canada(4) | Director since December 2013(5) | Age 69

Mr. Deeth is a partner with the law firm of Deeth Williams Wall LLP. He is the former President of the Intellectual Property Law section of the Canadian Bar Association, the current President of the International Federation of Intellectual Property Attorneys (FICPI) and has over 35 years of experience working with the pharmaceutical industry. Throughout most of his career Mr. Deeth has been extensively involved in product and technology acquisition and licensing agreements in the pharmaceutical field. He has been recognized in several international reviews as one of Canada’s leading intellectual property lawyers. He was a director of Trimel Pharmaceuticals Inc., and is on the board of directors of IM Biotechnologies Inc. Mr. Deeth was admitted to the Bar of Ontario in 1976. He has a B.A.Sc. in Chemical Engineering from the University of Waterloo (1970) and an LL.B. from the University of Toronto (1974), and has taught, written and spoken extensively on intellectual property law. He has lectured at McMaster University, the University of Toronto and Osgoode Hall law schools and the McGill courses on Patent and Copyright Law.

Securities held as of December 31, 2016(6)
Shares (#)	11,539
DSUs (#)	-
RSUs (#)	-
Options (#)	100,000
Value of Securities	$24,493
Public Board Memberships (last five years)		Acerus Pharmaceuticals Corporation (f/k/a Trimel Pharmaceuticals Corporation)
2016 Annual Meeting (votes for):		52.10%

Rochelle Fuhrmann – Independent Director (Audit Committee Chair)(1)(3)(7) Berkeley Heights, New Jersey, United States(4) | Director since June 2015(5) | Age 47

Ms. Fuhrmann has over 20 years of broad financial experience and is currently the Chief Financial Officer, Life Sciences of Becton, Dickinson and Company (a diagnostics, bioscience and medical device company) and was previously the Chief Financial Officer of Amneal Pharmaceuticals LLC. Prior to joining Amneal, Ms. Fuhrmann was Senior Vice President, Finance at Warner Chilcott plc, a specialty pharmaceuticals company, prior to its acquisition by Actavis, Inc. in 2013. She spent the early part of her career in telecommunications and public accounting having held various positions at AT&T and Coopers and Lybrand LLC (now PricewaterhouseCoopers LLP). Ms. Fuhrmann earned her certified public accountant designation (inactive) in 1996 and has a B.Sc. degree in accounting from the University of Rhode Island.

Securities held as of December 31, 2016(6)
Shares (#)	6,217
DSUs (#)	-
RSUs (#)	-
Options (#)	-
Value of Securities	$13,196
Public Board Memberships (last five years)		None
2016 Annual Meeting (votes for):		99.72%

Itzhak Krinsky – Independent Director(1) Ramat Hasharon, Israel(4) | Director since May 2017(5) | Age 64

Professor Krinsky retired from Teva Pharmaceutical Industries Ltd. in February 2017. He joined Teva in 2005 and served as an Executive Vice President, Corporate Business Development as well as a member of the Teva Executive Committee from 2005 to 2014. Prof. Krinsky became an active Chairman of Teva Japan; Chairman of Teva S. Korea and Head of Business Development Asia Pacific in October 2012 - a position he held until April 2016. In 2014, SCRIP, one of the most prestigious pharmaceutical media outlets, selected Prof. Krinsky as one of the 100 Global Leaders of the industry. Prior to joining Teva, he held various senior positions in investment banks in New York City including with Bankers Trust, Deutsche Bank and the Silverfern Group, Inc. (1998 to 2005). Prior to his tenure on Wall Street, Prof. Krinsky had a distinguished academic career as a Professor of Finance & Business Economics at the Michael G. DeGroote School of Business, McMaster University, Canada (1983 to 2000). Prof. Krinsky has published more than 80 articles in leading peer reviewed academic journals. Professor Krinsky holds a BA and MA in Economics from Tel Aviv University, Israel & a Ph.D. in Economics from McMaster University, Ontario Canada.

Securities held as of December 31, 2016(6)
Shares (#)	-
DSUs (#)	-
RSUs (#)	-
Options (#)	-
Value of Securities	-
Public Board Memberships (last five years)		None
2016 Annual Meeting (votes for):		N/A(10)

Jordan Kupinsky – Non-Executive Chairman and Independent Director (NCGC Chair)(1)(2)(3)(7) Toronto, Ontario, Canada(4) | Director since December 2013(5) | Age 44

Mr. Kupinsky is the President of Justley Capital Corporation, a private investment and advisory firm. From April 2008 through September 2016 Mr. Kupinsky was a partner with JJR Private Capital. For part of that time (January 2011 through July 2014), Mr. Kupinsky was also Managing Director with Windsor Private Capital, a private merchant banking firm. Mr. Kupinsky was a Vice President at Greenhill & Co., an independent global investment banking firm, listed on the NYSE, focused on mergers and acquisitions and financial restructuring from March 2006 to May 2008. Prior to joining Greenhill, Mr. Kupinsky held the positions of Vice President of Corporate Development and General Counsel at Minacs Worldwide Inc., a publicly traded company on the TSX from July 2002 to February 2005. Mr. Kupinsky began his career practicing corporate and securities law at Torys LLP in Toronto (from 1997 to 1999) and was also an investment banking associate at Houlihan Lokey Howard & Zukin from 1999 to 2002. He holds a joint MBA and JD degree from the Schulich School of Business and Osgoode Hall Law School at York University. Mr. Kupinsky is currently a director of Atlas Financial Holdings Inc. Mr. Kupinsky has also served as a director of Perk Inc. and Xceed Mortgage Corporation.

Securities held as of December 31, 2016(6)
Shares (#)	62,438(8)
DSUs (#)	-
RSUs (#)	-
Options (#)	-
Value of Securities	$132,530
Public Board Memberships (last five years)
Atlas Financial Holdings Inc.; Perk Inc.; Xceed Mortgage Corp.;
Mira VII Acquisition Corp.; Mira IV Acquisition Corp. (now Profound Medical Corp.); WBIII Acquisition Corp.; WBII Acquisition Corp.
Ferrum Americas Mining Inc. (now Toachi Mining Inc.)

2016 Annual Meeting (votes for):		93.27%

Allan Oberman – Chief Executive Officer and Executive Director Oakville, Ontario, Canada(4) | Director since October 2016(5) | Age 59

Mr. Oberman brings more than 15 years of international pharmaceutical industry experience to Concordia including his recent role as Chief Executive Officer of specialty pharmaceutical company Sagent Pharmaceuticals, Inc. Sagent was sold to Nichi-Iko Pharmaceutical Co. Ltd., Japan’s largest generic drug manufacturer, in a transaction that closed on August 29, 2016. Prior to Sagent, from November 2012 to December 2014, Mr. Oberman served as President and CEO of Teva Americas Generics, a region which included the U.S., Canada and Latin America. He joined Teva in 2000 and served as President of Teva EMIA (Eastern Europe, Middle East, Israel and Africa), where he led a diverse group of countries in achieving consistent sales growth. Mr. Oberman also served as the Chief Operating Officer of Teva International, and President and CEO of Teva Canada, formerly known as Novopharm Limited.

Securities held as of December 31, 2016(6)
Shares (#)	-
DSUs (#)	-
RSUs (#)	741,840(12)
Options (#)	-
Value of Securities	$1,574,621
Public Board Memberships (last five years)		Sagent Pharmaceuticals, Inc.
2016 Annual Meeting (votes for):		N/A(9)

Francis (Frank) I. Perier, Jr. – Independent Director(1) Summit, New Jersey, United States(4) | Director since May 2017(5) | Age 57

Mr. Perier, Jr. is a retired healthcare executive. He is the former Executive Vice President Finance and Chief Financial Officer of Forest Laboratories, Inc., a NYSE listed specialty pharmaceutical company, which was acquired by Actavis, Plc. (presently Allergan, Plc.) in July 2014. Mr. Perier served as Forest Laboratories, Inc.’s Chief Financial Officer from September 2004 until October 2014 and during his tenure had responsibilities for both finance (financial planning and reporting, treasury, tax, risk management, investor relations and external communications) and administration (human resources and legal) functions. Prior to Forest Laboratories, Inc., Mr. Perier was Vice President of Finance and Operations Planning - Americas Medicines Group at the Bristol-Myers Squibb Company, where he worked in several corporate and operational finance capacities between March 1996 and August 2004. Prior to the Bristol-Myers Squibb Company, Mr. Perier was an accounting and auditing partner with Deloitte and Touche, LLP, a leading global public accounting and professional services firm, where he worked for 14 ½ years. Mr. Perier is a Certified Public Accountant (inactive) and holds a Bachelor of Science - Accountancy from Villanova University and a Masters of Business Administration - Management from New York University Stern School of Business.

Securities held as of December 31, 2016(6)
Shares (#)	-
DSUs (#)	-
RSUs (#)	-
Options (#)	-
Value of Securities	-
Public Board Memberships (last five years)		None
2016 Annual Meeting (votes for):		N/A(11)

Patrick Vink – Independent Director(1)(2)(7) Uetikon am See, Switzerland(4) | Director since March 2016(5) | Age 53

Patrick Vink is an advisor to life science companies. Mr. Vink is currently the Chairman of the board of directors of Acacia Pharma, the Chairman of NMD Pharma, a director of Spero Therapeutics, a director of Santhera Pharmaceuticals Holding AG, and a director of Arch Biopartners Inc. Previously, Mr. Vink was the Chairman of the board of directors of Micreos BV and Piqur AG. Mr. Vink served as Chief Operating Officer of Cubist Pharmaceuticals Inc. until its acquisition by Merck and Co. in 2015. Previously, Mr. Vink served as Senior Vice-President, Head of Global Institutional and Biologics Business at Mylan Inc., which he joined in 2008 establishing the company’s global hospital operations in Switzerland. Mr. Vink has held several leadership positions across the pharmaceutical industry, including head of global business franchise biopharmaceuticals for Novartis Sandoz; vice president for international business for Biogen Inc.; and head of worldwide marketing, cardiovascular and thrombosis for Sanofi-Synthelabo. Mr. Vink served as a member of the executive committee of the European Federation of Pharmaceutical Industries and Associations (EFPIA) between 2013 and 2015. Mr. Vink graduated as a medical doctor from the University of Leiden, Netherlands in 1988 and obtained his MBA in 1991 at the University of Rochester.

Securities held as of December 31, 2016(6)
Shares (#)	-
DSUs (#)	-
RSUs (#)	-
Options (#)	-
Value of Securities	-
Public Board Memberships (last five years)		Arch Biopartners Inc.; Santhera Pharmaceuticals Holding AG
2016 Annual Meeting (votes for):		98.06%
Notes to the above Director Bios:

(1)	Independent Director for purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”).

(2)	Member of the HRCC.

(3)	Member of the NCGC.

(4)	The information as to country and province or state or residence, and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective nominees.

(5)
Each Director listed will hold his or her position as a Director of the Corporation until the next annual meeting of Shareholders or until his or her respective successor is elected or appointed in accordance with applicable laws and the Corporation’s by-laws.

(6)
Securities beneficially owned, controlled or directed, directly or indirectly, as at December 31, 2016, is based upon information furnished to the Corporation by each individual Director or nominee and confirmed using the System for Electronic Disclosure by Insiders. Values are at December 31, 2016. On March 17, 2017, 7,465 DSUs and 5,208 RSUs were issued to the Non-Executive Chairman and each independent Director, respectively. The Corporation expects that a pro rated amount of DSUs, based on the 5,208 DSUs issued to the other independent Directors, will be issued to Messrs. Krinsky and Perier in or about June, 2017 as consideration for their services as Directors for a portion of 2017.

(7)	Member of the Audit Committee.

(8)
50,432 of Mr. Kupinsky’s Common Shares are held indirectly through a family trust and registered in the name of Pride Partnership. Mr. Kupinsky also has indirect, beneficial ownership of 4,800 Common Shares which are registered in the name of Mr. Kupinsky’s wife, Ms. Nicky Cohen.

(9)	Mr. Oberman was appointed to the Board effective October 14, 2016 (which was subsequent to the annual general and special meeting of Shareholders held on April 29, 2016).

(10)	Mr. Krinsky was appointed to the Board effective May 3, 2017 (which was subsequent to the annual general and special meeting of Shareholders held on April 29, 2016).

(11)	Mr. Perier was appointed to the Board effective May 3, 2017 (which was subsequent to the annual general and special meeting of Shareholders held on April 29, 2016).

(12)	On March 17, 2017, Mr. Oberman was granted 1,321,047 RSUs pursuant to his employment contract.

STATEMENT OF BOARD OF DIRECTOR COMPENSATION

Compensation arrangements for non-executive members of the Board are designed to align with the competitive market to attract qualified and experienced directors. Informed by the director compensation advice set out in a report from the HRCC’s independent compensation advisor, Global Governance Advisors (“GGA”), the HRCC and the Board approved for fiscal 2016 a Director compensation package based on the following key pillars:

Board compensation should be competitive to attract skilled and experience directors.
Compensation is set at a level that will attract experienced and skilled candidates and retain current Directors. The Corporation recognizes that there is significant competition for qualified directors and that directors must select their directorships wisely due to board limit restrictions being imposed by institutional shareholders.

Board compensation should align the interests of Directors with those of the Shareholders.	The overall compensation package, including a mix of both cash and equity components should align Directors’ interests with those of Shareholders.
Board compensation should be fair and reasonable.
The Corporation recognizes that Directors need to be compensated fairly for their time and effort. The Corporation seeks to reward Directors reasonably, reflecting the complexities, risks, skill set and value associated with being on the Board.

The Corporation has a fixed fee Director compensation structure, under which additional fees are not provided to Directors on a meeting-by-meeting basis. The Corporation has adopted the fixed fee approach based on the following:

•	Transparency to the Board, Shareholders and management.

•	Meeting attendance and preparation is expected, not rewarded.

•	Compensating for the role holistically, not the number of meetings held in a year.
Under the fixed fee model, the Corporation compensates specifically for the role and responsibilities of each individual Director. This is broken out by retainers for service on the Board and individual committees. Director compensation has two components: cash retainers and equity-based awards.

Cash Retainer
An annual fixed Board retainer paid to non-executive Directors establishes the competitive foundation of the Director compensation program. Committee retainers are granted for both the committee chair as well as committee members and serve as additional compensation for the time and expertise required to serve on the different committees. For 2016, the Lead Independent Director (now the Non-Executive Chairman position) received a premium on the cash retainer to account for increased responsibilities.

Equity Award
An annual equity grant in the form of RSUs (DSUs as of 2017) is made to non-executive Directors to align their interests with the interests of Shareholders, to reinforce longer-term business performance and to remain market competitive.

Outlined in the table below is the 2016 Director compensation pay structure. In the first quarter of 2017, the HRCC reviewed the fee schedule and, based on advice from GGA, recommended that the Board approve amended Director fees for 2017, to reflect the significant erosion in the price of the Common Shares and the current state of affairs of the Corporation.

•	Decreased Board related fees by roughly 40% due to the decision to award fixed equity grants versus awards based on dollar values, as was previously done in prior years.

•
Due to dilution concerns, and current Board Common Share ownership levels, the Board elected to shift the mix of compensation components to be more cash-based. This will be reviewed again ahead of fiscal year 2018 based on the Corporation’s size and performance at that time, with the goal of moving back to a more balanced pay mix between cash and equity in the future.

•	Held all Board committee fees constant for 2017.

•	Introduced compensation arrangements for the new Non-Executive Chairman role (which replaced the Lead Independent Director role).

Based on the recommendation of the HRCC, the Board approved compensation for Directors in 2017 as detailed in the table below:

Fee Description	2016			2017
	Cash Retainer	Cash Value of Equity Retainer(5)	Total Value	Cash Retainer	Cash Value of Equity Retainer(5)	Total Value
Non-Executive Chairman	-	-	-	$157,500	$14,127	$171,627
Lead Independent Director	$110,000	$215,000	$325,000	-	-	-
Non-Executive Director[1]	$75,000	$150,000	$225,000	$105,000	$9,856	$114,856
Audit Committee Chair	$20,000	-	$20,000	$20,000	-	$20,000
Audit Committee Member[2]	$10,000	-	$10,000	$10,000	-	$10,000
HRCC Chair	$15,000	-	$15,000	$15,000	-	$15,000
HRCC Member[3]	$10,000	-	$10,000	$10,000	-	$10,000
NCGC Chair	$10,000	-	$10,000	$10,000	-	$10,000
NCGC Member[4]	$5,000	-	$5,000	$5,000	-	$5,000
Notes:
(1) Other than the Non-Executive Chairman or Lead Independent Director.
(2) Other than the Audit Committee Chair.
(3) Other than the HRCC Chair.
(4) Other than the NCGC Chair.
(5) In 2016, 7,465 RSUs were issued to the Lead Independent Director and 5,208 RSUs were issued to each Non-Executive Director with a value on the date of grant of $215,000 and $150,000, respectively (except for Mr. Vink who joined the Board in March, 2016 and received RSUs with a value on the date of grant of $103,000). In 2017, 7,465 DSUs were issued to the Non-Executive Chairman and 5,208 DSUs were issued to each Non-Executive Director with a value on the date of grant of $14,127 and $9,856, respectively (other than to Messrs. Krinsky and Perier - the Corporation expects that a pro rated amount of DSUs will be issued to Messrs. Krinsky and Perier in or about June, 2017 as consideration for their services as Directors for a portion of 2017).
Director Summary Compensation Table
The table below sets out a summary of total compensation applicable to each non-executive member of the Board for the 2016 fiscal year. The fees earned by the Directors were awarded based upon the varying degrees of responsibility. The Corporation may also reimburse Directors for out-of-pocket expenses for, among other matters, attending meetings.

Name(1)(2)(3)	Fees Earned(4) ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Douglas Deeth	$210,566	$150,000	-	-	-	-	$360,566
Rochelle Fuhrmann	$255,556	$150,000	-	-	-	-	$405,556
Jordan Kupinsky	$240,000	$215,000	-	-	-	-	$455,000
Patrick Vink(5)	$192,956	$103,000	-	-	-	-	$295,956
Notes:

(1)
Allan Oberman is the Chief Executive Officer and a Director of the Corporation. Mr. Oberman’s compensation information is set forth under the heading “Statement of Executive Compensation - Summary Compensation Table”.

(2)
Mr. Borkowski was the Chief Financial Officer until April 26, 2017 and was a Director of the Corporation until August 12, 2016. Mr. Borkowski’s compensation information is set forth under the heading “Statement of Executive Compensation - Summary Compensation Table”.

(3)	Messrs. Krinsky and Perier were appointed to the Board on May 3, 2017. Therefore, disclosure regarding compensation for Messrs. Krinsky and Perier is not included in this Circular.

(4)
Ms. Fuhrmann, Mr. Deeth and Mr. Vink received additional fees in the aggregate amounts of $154,500, $119,500 and $119,500, respectively, in connection with their services to the Corporation as the Chair (Ms. Fuhrmann) and as the members of the Special Committee of the Board formed in connection with the Corporation’s strategic review announced on April 21, 2016. Mr. Kupinsky received supplementary fees in the amount of $100,000 for his services rendered to the Corporation in connection with this strategic review.

(5)
Mr. Vink joined the Board in March, 2016 and received 3,906 RSUs in connection with his services to the Corporation for a partial year. The amount reflected in the “Share-Based Awards” column above is therefore lower as Mr. Vink received fewer RSUs than the other independent Directors and the value of those RSUs on the date of grant was less.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the details of all outstanding option-based awards and share-based awards of the Corporation granted to the Directors that were granted before, and remain outstanding as at the end of, the most recently completed financial year, other than Directors who serve as Named Executive Officers.

Option-Based Awards					Share-Based Awards(1)(2)
Name(3)(4)(5)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)	Number of Common Shares or units of Common Shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
Douglas Deeth	100,000	$3.00	August 8, 2023	-	-	-	-
Rochelle Fuhrmann	-	-	-	-	-	-	-
Jordan Kupinsky	-	-	-	-	-	-	-
Patrick Vink	-	-	-	-	-	-	-
Notes:

(1)
On January 19, 2016, the Board approved the grant of 5,208 RSUs to each non-executive Director (other than Patrick Vink who joined the Board in March, 2016 and was awarded 3,906 RSUs) and 7,465 RSUs to Jordan Kupinsky, the Lead Independent Director of the Corporation (at that time). In addition, the Board resolved that the foregoing grant was intended to supersede the previous automatic issuance of RSUs to non-executive Directors on a yearly basis, including, without limitation, the resolution approving the issuance of such number of RSUs having a value of $125,000 to each of the non-executive Directors for each fiscal year commencing on and after January 1, 2015.

(2)	On March 7, 2017, the Board approved the grant of 5,208 DSUs to each non-executive Director and 7,465 DSUs to Jordan Kupinsky, the Non-Executive Chairman of the Board.

(3)	Allan Oberman is the Chief Executive Officer and a Director. Mr. Oberman’s compensation information is set forth under the heading “Statement of Executive Compensation - Summary Compensation Table”.

(4)
Mr. Borkowski was a non-executive member of the Board during 2015. In February 2016, Mr. Borkowski joined the organization as Executive Vice President. Mr. Borkowski received the 5,208 RSUs granted on January 19, 2016 as described in Note 1. Pursuant to his employment agreement, Mr. Borkowski was entitled to 100,000 RSUs in connection with his employment as Executive Vice President. On March 22, 2016, the Board approved the grant of 94,792 RSUs to Mr. Borkowski, subject to the expiry of a blackout period (which expired on March 24, 2016), which reflected a reduction of the 100,000 RSUs Mr. Borkowski was entitled to pursuant to the terms of his employment agreement to take into account the 5,208 RSUs granted to him on January 19, 2016. Mr. Borkowski was the Chief Financial Officer until April 26, 2017 and was a Director of the Corporation until August 12, 2016. Mr. Borkowski’s compensation information is set forth under the heading “Statement of Executive Compensation - Summary Compensation Table”.

(5)
Messrs. Krinsky and Perier were appointed to the Board on May 3, 2017. Therefore, disclosure regarding compensation for Messrs. Krinsky and Perier is not included in this Circular. The Corporation expects that a pro rated amount of DSUs, based on the 5,208 DSUs issued to the other independent Directors, will be issued to Messrs. Krinsky and Perier in or about June, 2017 as consideration for their services as Directors for a portion of 2017.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table sets out the option-based, share-based and non-equity based incentive plan amounts vested or earned in 2016.

Name(1)(2)(3)	Option-Based Awards – Value vested during the year ($)	Share-Based Awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Douglas Deeth	-	$95,923	-
Rochelle Fuhrmann	-	$71,530	-
Jordan Kupinsky	-	$118,914	-
Patrick Vink	-	$12,704	-
Notes:

(1)
Allan Oberman is the Chief Executive Officer and a Director of the Corporation. Mr. Oberman’s compensation information is set forth under the heading “Statement of Executive Compensation - Summary Compensation Table”.

(2)
Mr. Borkowski was the Chief Financial Officer until April 26, 2017 and was a Director of the Corporation until August 12, 2016. Mr. Borkowski’s compensation information is set forth under the heading “Statement of Executive Compensation - Summary Compensation Table”.

(3)	Messrs. Krinsky and Perier were appointed to the Board on May 3, 2017. Therefore, disclosure regarding compensation for Messrs. Krinsky and Perier is not included in this Circular.
Interest of Informed Persons in Material Transactions
Other than as disclosed below, since the commencement of the Corporation’s most recently completed financial year, the Corporation did not have any transactions, or any proposed transactions, with any “informed person” (as defined in applicable securities laws), or any proposed Director of the Corporation, or any associate or affiliate of any informed person or proposed Director, who has a material interest or had a material interest, direct or indirect, which has materially affected or would materially affect the Corporation or any of its subsidiaries.
During 2016, the Corporation paid approximately C$30,000 in legal fees and disbursements to Deeth Williams Wall LLP, 150 York St., Suite 400, Toronto, Ontario, M5H 3S5, primarily related to clerical and administrative work related to the transfer of files. Although, Mr. Deeth is a partner of Deeth Williams Wall LLP, Mr. Deeth has not personally received more than C$7,950 in direct compensation from the Corporation, or its subsidiaries, during any twelve-month period within the last three years and, as a result, Mr. Deeth is considered to be independent for purposes of NI 58-101.
Certain current employees of the Corporation’s international segment had an equity interest in Concordia International (Jersey) Limited (formerly Amdipharm Mercury Limited) at the time of its sale to the Corporation in October 2015. As a result, pursuant to the share purchase agreement entered into by the Corporation in connection with the acquisition of Concordia International (Jersey) Limited, these employees received a portion of the consideration paid by the Corporation to the sellers of Concordia International (Jersey) Limited (including the earnout consideration paid in December 2016 and February 2017, respectively).
Corporate Cease Trade Orders or Bankruptcies
To the knowledge of the Corporation none of the persons proposed for election as Directors nor any personal holding company owned or controlled by any of them: (a) are, as at the date of this Circular, or have been, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed Director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) are, as at the date of this Circular, or have been within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) have, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.
Penalties and Sanctions
Other than as disclosed herein, to the knowledge of the Corporation none of the persons proposed for election as Directors nor any personal holding company owned or controlled by any of them: (a) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for the proposed Director.
Mr. Perier served as Executive Vice President-Finance and Chief Financial Officer of Forest Laboratories, Inc. (“Forest”), which is now part of Allergan plc, from September 2004 through October 2014. In September 2010, a subsidiary of Forest, Forest Pharmaceuticals, Inc. (“FPI”) resolved various investigations lead by the United States Department of Justice and the United States Attorney’s Office for the District of Massachusetts relating to past marketing, sales and other practices with respect to certain pharmaceutical products by entering into a plea agreement which included guilty pleas to a single felony charge (relating to misstatements by certain FPI employees to FDA inspectors during a plant inspection) and two strict-liability, no-intent misdemeanor charges (relating to various healthcare- related statutory violations). Neither misdemeanor charge included as an element false or deceptive conduct.
The settlement and pleas did not include any admissions or findings of wrongdoing by any Forest officer or director, including Mr. Perier.
Indebtedness of Directors, Officers and Employees

None of the Directors, executive officers or nominees for election as Directors or their respective associates is, or at any time since the beginning of the most recently completed fiscal year has been, indebted to the Corporation or any of its subsidiaries or is, or has been since the beginning of the most recently completed fiscal year, indebted to another entity where the Corporation or any of its subsidiaries provided a guarantee, support agreement, letter of credit or other similar arrangement in connection with such debt. There was no indebtedness as at May 8, 2017 to the Corporation or any of its subsidiaries, excluding routine indebtedness, owing by present and former officers, present Directors or nominees for election as Directors, or employees of the Corporation and any of its subsidiaries.

STATEMENT OF EXECUTIVE COMPENSATION

To our Shareholders:
On behalf of the Board and the HRCC, thank you for your continued support of Concordia. 2016 was a challenging and transitional year for the Corporation and the HRCC has navigated a series of important decisions related to human capital, corporate performance and executive rewards.
I can assure Shareholders at this time that the HRCC and Board takes all compensation-related matters very seriously, ensuring that the Corporation’s programs are able to attract, retain and motivate the talent that the Corporation requires to create Shareholder value. Based on the Corporation’s volatile performance over the last 3 years, the compensation program has changed, and will continue to change, while retaining a focus on pay for performance.
The HRCC encourages Shareholders to read the Compensation Discussion & Analysis, which includes a description of the HRCC’s process, decisions and rationale regarding the Corporation’s executive compensation for the named executive officers of the Corporation in 2016.
Activities and Board / HRCC Decisions in 2016

Executive Departures	Appointed Mr. Oberman as the new CEO on November 8, 2016. Mr. Oberman has significant experience and expertise to stabilize operations and reposition the Corporation.
Board Chair	Split the roles of Chairman and CEO and appointed a Non-Executive Chairman.
Employment Agreements
Amended certain existing executive employment agreements to align severance and change of control arrangements across the executive team.
✓    Implemented “double trigger” vesting provisions upon a change of control with respect to cash payments.
✓    Pro rata equity vesting in the event of a termination without cause or termination for good reason versus full vesting of equity awards contained in past agreements.

Salary Adjustments	Froze salary levels for named executive officers at current levels for 2017.
Annual Bonuses
Exercised Board discretion to waive all eligibility of named executive officers for short term incentives for 2016. The ongoing impact of financial and industry headwinds on the business in 2016 contributed to performance results below expectations. On the basis of performance, no year-end cash bonuses were paid to named executive officers, other than Adeel Ahmad, the Chief Financial Officer of the Concordia International segment, given that the Concordia International segment performed in line with expectations.

Transaction Based Bonuses
Eliminated transaction-focused annual incentive awards. At this stage of the Corporation’s lifecycle, the HRCC believes that a total compensation program, inclusive of base salary, short-term incentive and regular long-term incentive grants, should appropriately motivate and reward named executive officers for their responsibilities and contributions.

Aircraft	Eliminated executive use of the corporate aircraft.
Investor Communication
Enhanced investor outreach on topics relating to the Corporation’s approach to executive compensation and provide greater transparency of the Corporation’s current compensation programs, including enhancements to the enclosed Compensation Discussion & Analysis.

Approach to Executive Compensation for 2017
Performance results in 2016 necessitate a reassessment of the business model in 2017, with a focus on five key business priorities for 2017 – excellence in operational execution, strengthening financial management and financial discipline, expanding the Corporation’s portfolio, emphasizing stakeholder outreach, and developing a comprehensive long-term growth strategy for Concordia.

To align with the Corporation’s business priorities under the new executive leadership, the HRCC has initiated a comprehensive review of the executive compensation program for 2017. The Corporation is working with external consultants to develop a new framework, with a focus on the short-term and longer-term incentive programs. Based on the work completed as of the date of this Circular, the Board and HRCC have agreed to the following guiding principles and program design changes:

▪
Total compensation perspective. Enhance focus on the total compensation opportunity, including base salary, annual cash bonus opportunity, and longer-term incentives tied to the Corporation’s performance.

▪
No special bonuses tied to acquisitive transactions. Through fair and competitive total compensation, including equity-based programs tied to Common Share price, named executive officers will continue to be motivated and rewarded for growing Shareholder value.

▪
Formulaic Short-Term Incentive Program design. Introduce a more formulaic approach for assessing performance and determining compensation as part of the Short-Term Incentive Program (“STIP”). For 2017, overall funding of the STIP will be contingent upon the Corporation achieving certain revenue and EBITDA targets, with each named executive officer’s actual bonus determined through using a mix of corporate and individual goals.

▪
Portfolio Long Term Incentive Program design. Mix of long-term incentive vehicles to be granted each year, with a portion of the overall award for named executive officers tied to performance-based vesting conditions.

▪	Alignment with Shareholder interests. Compensation outcomes through short-term and longer-term incentives will be contingent on the Corporation’s performance and creating value for Shareholders.

▪	Minimum share ownership. New guidelines for named executive officers to achieve and maintain a minimum level of Common Share ownership within a defined period of time.

▪
Clawback Policy. Introduce a policy providing the Board with flexibility to recoup compensation paid due to misconduct by any long-term incentive participant, leading to misrepresented information and the restatement of financial results.

Say on Pay Vote. Given the comprehensive review and expected evolution of the Corporation’s compensation strategy and program design in 2017, the Corporation has deferred the introduction of a Say on Pay vote. The Board intends on adopting a Shareholder advisory vote on the Corporation’s approach to executive compensation at the annual general meeting of Shareholders in 2018.
Conclusion
Fiscal 2016 was a challenging year for the Corporation and Shareholders. The Board and management are committed to improving the performance of this organization with a focus on repositioning the Corporation in 2017. The new executive compensation framework will be designed to reinforce business priorities and align with prevailing compensation governance best practices.

Yours truly,

<Signed> Doug Deeth
Doug Deeth HRCC Chair Concordia International Corp.

COMPENSATION DISCUSSION AND ANALYSIS
The HRCC has reviewed the following Compensation Discussion & Analysis and this Statement of Executive Compensation. Based on its review, the HRCC recommended to the Board, and the Board approved, that the following Compensation Discussion & Analysis and Statement of Executive Compensation be included in this Circular.
For the purposes of this Circular:

•	“CEO” of the Corporation means each individual who served as Chief Executive Officer of the Corporation or acted in a similar capacity for any part of the most recently completed financial year;

•	“CFO” of the Corporation means each individual who served as Chief Financial Officer of the Corporation or acted in a similar capacity for any part of the most recently completed financial year; and

•
“Named Executive Officers” or “NEOs” means (i) CEO, (ii) CFO, (iii) each of the three most highly compensated executive officers of the Corporation, including any subsidiary of the Corporation, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and (iv) each individual who would be a Named Executive Officer under paragraph (iii) but for the fact that the individual was neither an executive officer of the Corporation or a subsidiary of the Corporation, nor acting in a similar capacity, at the end of that financial year.

Named Executive Officers for 2016
During the financial year ended December 31, 2016, the Corporation had the following Named Executive Officers:

Allan Oberman	Chief Executive Officer
Mark Thompson	Former Chief Executive Officer
Edward Borkowski(1)	Former Chief Financial Officer
Adrian de Saldanha	Former Chief Financial Officer
Wayne Kreppner	Chief Operating Officer
Adeel Ahmad	Chief Financial Officer (Concordia International segment)
Francesco Tallarico	Chief Legal Officer & Secretary
Notes:
(1)    Mr. Borkowski was the Chief Financial Officer until April 26, 2017. Mr. Borkowski was replaced by David Price. As Mr. Price was not an NEO for the year ended December 31, 2016, compensation information related to Mr. Price is not included in this Circular.
Approach to Executive Compensation
Concordia motivates executives to focus on the success of the Corporation by establishing a strong link between performance and compensation, while building equity ownership. At the same time, the Corporation ensures compensation is in line with market practices, so it can attract executive talent when needed, and keep and motivate the highly qualified and experienced team the Corporation has now and reward them appropriately. Concordia has adopted the following key principles:

Retention of Talent	Focus on retaining highly qualified and experienced executives who have a proven track record of performance.
Fair and Reasonable	Make sure compensation is fair, reasonable to Shareholders, and takes into consideration what comparable organizations are paying for similar positions.
Significant Variable Compensation	Make a significant portion of total compensation variable and link it to individual, divisional and corporate goals and performance, as applicable.
Aligned with Shareholder Interests	Make an appropriate portion of total compensation equity based, further aligning the interests of executives and Shareholders.

Pay-for-Performance	Foster pay for performance in order to deliver long-term results for Shareholders and compensate executives competitively.
Long-term Focus	Emphasize long-term performance to better reflect the business and take the focus away from short-term performance that may not create long-term benefits and to mitigate risk.
Internal Equity	Maintain internal pay equity so executives in similar positions and locations are treated fairly.
Transparent	Make sure compensation is transparent to the NEOs and to Shareholders.
Flexible and Sustainable	Make sure compensation programs are flexible to adjust to changing business needs, competitive environments and market practices.
The Corporation aims to align pay with performance using a rigorous process. Concordia strives to achieve superior performance relative to its industry, and pay its executives at the same level. This motivates executives, rewards Shareholders, and helps keep the focus on the Corporation’s long-term success.
Executive Compensation Governance
What Concordia does

▪	Pay for performance. Approximately 50% of NEO compensation opportunities are variable and at-risk through the short and long term incentive programs.

▪
Relevant performance metrics. The Corporation reviews the performance metrics and expected performance levels for the STIP on an annual basis to ensure the metrics and expected performance focus the NEOs on relevant activities for the Corporation’s business and ties payouts to positive performance for Shareholders.

▪
Annual review of peer group. The HRCC annually reviews the applicability of the compensation peer group for the NEOs and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the size and scope of the Corporation’s operations.

▪	Cap on short-term incentive awards. The maximum possible payout under the STIP for an NEO is 210% of target bonus opportunity.

▪
Threshold performance for STIP funding. Expectations before incentive payouts are made – Threshold performance expectations are set to make sure that a minimum level of performance is achieved against short-term incentive performance metrics before payouts can be made for that metric.

▪	Benefits and perquisites. Benefits and perquisites are set at competitive levels, but represent a small part of total NEO compensation.

▪	“Double trigger” change of control severance provisions for cash payments. “Double trigger” change of control provisions for cash payments based on amended executive agreements.

▪	Review of compensation risk. The HRCC monitors the risk inherent within its compensation program to ensure the program does not encourage excessive risk-taking.

▪	Employment agreements. The Corporation has entered into employment agreements with the NEOs to protect proprietary knowledge obtained while at the Corporation.

▪	Independent advice. The HRCC engaged GGA in 2016 to assist with topics relating to executive compensation and governance.
What Concordia does not do

▪	Transaction Based Bonus. Elimination of transaction-focused annual incentive awards.

▪
No hedging of securities. Directors and NEOs are prohibited from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held.

Compensation Structure and Decision-Making Process
Concordia’s compensation process starts at the beginning of every year, when the Corporation assesses and confirms its philosophy, program guidelines and structure. At the end of every year, the Corporation assesses award compensation against performance. This includes corporate, divisional and individual performance reviews, as applicable, for the NEOs.

START OF THE YEAR
Review Structure	The HRCC reviews the Corporation’s overall compensation philosophy and structure for NEOs and recommends any changes to the Board for approval.
Confirm Peer Group
The HRCC reviews and confirms the peer group of companies the Corporation uses to: (i) compare its compensation structure and levels, and (ii) assess its performance when making compensation decisions.

Establish Performance Measures
The HRCC works with the CEO and the Non-Executive Chairman to develop performance measures and levels that will be used to assess corporate performance and determine annual bonus payouts for the NEOs, including the detailed business plan approved by the Board.

Assess Risk and Confirm Approach
The HRCC reviews the overall incentive plan design and the selected performance measures to: (i) consider potential payouts under different scenarios, (ii) ensure a balanced approach to risk, and (iii) make sure the Corporation’s decision-making process, incentive plans and compensation governance do not give executives incentive to take excessive risks or make inappropriate decisions.

MID YEAR AND END OF THE YEAR
Review Performance
The HRCC reviews corporate performance at mid-year and at the end of the year. The Board and/or the HRCC assess the performance of the NEOs throughout the year, during specific business reviews and Board committee meetings.
The CEO, in conjunction with the Non-Executive Chairman and HRCC, completes a review of each NEO’s individual performance (other than his own) against corporate and personal objectives and against targets.

Benchmark Compensation
An independent consultant prepares a comprehensive report that includes (i) market salary forecasts, (ii) compensation levels of the Corporation’s peer group at the 25th, 50th, and 75th percentiles, and (iii) a comparison of each NEO’s compensation, to determine the executive’s market position.

Review Past Compensation	The HRCC reviews historical pay for performance for the NEOs for the previous three years.
Determine Compensation Awards
The CEO reviews proposed compensation for each NEO (other than the CEO) using the Corporation’s pay for performance protocol, and recommends their annual bonuses, equity grants and the following year’s salary.
The HRCC reviews each executive’s annual performance, competitive positioning, past compensation and the recommendations from the CEO, and discusses total compensation based on performance, market practice and Board-approved compensation philosophy, consulting with the Corporation’s independent consultant.
The HRCC then recommends compensation for the CEO and other NEOs for approval by the Board.

The HRCC, and the Board, believe the above process to be one that is holistic in providing a great amount of market intelligence and data to the HRCC, while providing multiple touchpoints for the HRCC (and Board) to review compensation levels and corresponding performance to ensure the approach and awards remain appropriate and defensible.

HRCC / Board Discretion. The Board exercised its discretion to waive any year-end incentive awards for NEOs based on its review of compensation levels, in conjunction with both internal and external market conditions, as well as share performance, other than for Adeel Ahmad, the Chief Financial Officer of the Concordia International segment, given that the Concordia International segment performed in line with expectations.

Compensation Risk
The HRCC assesses the potential risks relating to the Corporation’s policies and practices for its employees, including those related to the Corporation’s executive compensation program. The HRCC considers the Corporation’s compensation policies and practices, identifies potential risks and considers mitigating factors. Periodically, and in any event at least annually, the HRCC reviews and discusses with management the relationship between the Corporation’s compensation policies and practices and its risk management, including the extent to which those policies and practices create risks for the Corporation. Based on this assessment, the HRCC determined that the Corporation’s policies and practices do not encourage excessive or unnecessary risk taking and are not reasonably likely to have a material adverse effect on the Corporation.
Clawback Policy
The Corporation intends on adopting a Clawback Policy in fiscal 2017, which will provide the Board and HRCC with discretion to recover any and all incentive compensation received or realized by a senior executive, if there is an incidence of misconduct resulting in the need for the Corporation to publicly issue an accounting restatement of all or a portion of its interim or annual financial statements. It is proposed that misconduct will be characterized as gross negligence, intentional misconduct, fraud or other misconduct or wilful act engaged in by the applicable executive which resulted in the financial restatement by the Corporation.
Anti-Monetization / Anti-Hedging Policy
In 2016, the Corporation amended its Code of Conduct to prohibit Directors and NEOs of the Corporation from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Director or NEOs of the Corporation.
Independent Compensation Consultants
The HRCC reviews NEO compensation packages annually to ensure that NEOs are being compensated in line with industry practices. To assist in executing its responsibilities, the HRCC engages independent compensation advisors.
Since the middle of 2015, the HRCC has engaged GGA, an independent compensation advisor with significant executive compensation experience. GGA is independent of management, well qualified and represents the interests of Shareholders when working for the HRCC and the Board. All work conducted by GGA is pre-approved by the HRCC and GGA does not provide any non-Board approved services to the Corporation. The HRCC takes GGA’s reports and recommendations into consideration when assessing compensation structure and awards, but ultimately makes its own decisions and recommendations for the Board to approve.

During 2016 GGA’s services included:

•
providing independent executive and Director compensation advice (e.g. compensation philosophy, compensation research and data, performance management, comparator groups, competitive pay positioning, and pay mix);

•	educating the HRCC on emerging trends, best practices and incentive plan designs;

•	assisting and counselling the HRCC on any recommendations made by management;

•	reviewing and advising on proposals for new compensation designs;

•	assistance in the preparation of this Circular;

•	reviewing management’s compensation advisor’s, Meridian Compensation Partners (“Meridian”), compensation report; and

•	assisting with any other items that the HRCC requested.
During 2016, management engaged Meridian to provide management with long term incentive and retention program compensation advice. The HRCC reviewed this advice with GGA independently of management. For 2017, the Corporation has engaged Willis Towers Watson (“WTW”) to provide compensation advice and consultation.
Fees for GGA’s services are set forth in the table below:

Year	2015	2016
	GGA	GGA	Meridian
Executive Compensation-related Fees	$47,423	$114,141	$37,281
All Other Fees	-	-	-
Compensation Benchmarking and Comparator Group
Due to the complexity associated with the Corporation’s business and the much larger size associated with several of the appropriate comparators for recruitment purposes, GGA recommended, and the Board agreed, that a holistic approach must be taken pertaining to the formation of the comparator group for compensation benchmarking purposes for 2016.
Although the market for CEO and senior executive talent is global, historical practice for compensation benchmarking has been to compare to North American industry peers. As the Corporation has grown, and its performance has not been in line with expectations for fiscal year 2016, the urgency to attract, recruit and retain talent has become imperative.
The availability of experienced senior executive leaders with specific sector experience of the depth and calibre necessary is limited. The Board recognizes that there are few publicly traded companies that are directly comparable to the Corporation’s scope of operations and thus the formation of the comparator group has historically considered:

Similar sector / industry – pharmaceuticals	Similar financial size and scope of operations	Similar external factors – regulatory oversight, market pressures	Geographic scope – operations within and outside of North America	Reasonable disclosure and position matches for benchmarking
Understanding the limitations associated with any direct peer group, and the fluctuations that may occur from year to year, the HRCC also reviews compensation survey data for a broader industry North American marketplace for similar-sized organizations. The survey data is incorporated within the benchmarking process to complement the custom industry-specific analysis of the comparator group and further equip the HRCC in setting appropriate compensation levels.
Comparator Group for 2016 Benchmarking
A review of the Corporation’s comparator group was undertaken ahead of 2016, at which time based on the turbulent period for the Corporation, several of its competitors, and the pharmaceutical sector as a whole, the Board decided to make no changes to the comparator group ahead of 2016 (the “2016 Peer Group”).

In addition to the 2016 Peer Group, the HRCC monitored the pay practices and pay structures of a select group of larger pharmaceutical companies (the “Aspirational Peer Group”). For clarity, the Aspirational Peer Group was used as a reference to understand how each organization’s pay design has evolved over time. The HRCC did not use this peer group for the purposes of benchmarking the quantum of compensation for 2016.

2016 Peer Group		Aspirational Peer Group
Akorn Inc.	Lannett Company Inc.	Actavis plc
Cempra Inc.	Pacira Pharmaceuticals Inc.	Endo International plc
Constellation Software Inc.	Prestige Brands Holdings Inc.	Mylan N.V.
Eagle Pharmaceuticals Inc.	The Medicines Company
Impax Laboratories Inc.	Innoviva Inc.
For 2017, WTW has identified the following peer group for the Corporation, which the Board has approved.

2017 Peer Group
Aceto Corporation Akorn Inc. Cambrex Corporation Depomed, Inc. Endo International plc Hikma Pharmaceuticals PLC	Impax Laboratories, Inc. Jazz Pharmaceuticals PLC Lannett Company, Inc. Pacira Pharmaceuticals Inc. Prestige Brand Holdings Inc. The Medicines Company
Components of Executive Compensation
Each year, the HRCC is responsible for determining the Corporation’s compensation framework, which consisted of the following elements for 2016:

Base Salary
Fixed component of compensation, which compensates executives for the level of responsibility, experience, and accountability required to be successful in their role.
•    Forms the basis for attracting talent, comparing compensation and remaining competitive with the market.
•    Fixed, and used to determine other elements of compensation and benefits.
•    Established at the beginning of the year considering the peer group and recommendations of the Corporation’s independent consultant.

Short-term Incentive
Consists of an at-risk cash bonus that is determined based on corporate, divisional and individual performance metrics, as applicable, aligned with the corporate business strategy.
•    Links pay to corporate, divisional and individual achievements, as applicable.
•    Variable, and paid in cash early in the following year based on prior year performance.
•    Bonuses for corporate performance element are not paid unless a threshold level of corporate performance is achieved.
•    Payments capped at 250%(1) of named executive officer’s target bonus opportunity.

Supplemental Incentive
Component of the annual compensation structure to reward for exceptional performance or extraordinary results, including the successful identification, negotiation, execution and integration of acquisitions or other material transactions that contribute to the creation of Shareholder value.
•    Rewards executives for exceptional performance or results.
•    Cash or stock-based incentive based on financial performance, achievement of certain corporate objectives, individual performance or exceptional corporate events.
•    As noted above, the Corporation has eliminated transaction-focused annual incentive awards.

Long-term Incentive
Variable component of compensation intended to reward executives for the Corporation’s success in achieving sustained, long-term performance and increasing Shareholder value.
•    Links pay to long-term performance and promotes equity ownership.
•    Grant values based on an executive’s role, contribution to business performance and future potential.
•    Equity delivered in options and/or RSUs.
•    Vesting of equity awards may be based on time, performance or a combination.
•    Actual realized value over time will be based on share price performance over time.

Other Compensation
Other elements of compensation, including benefits and perquisites, consistent with market typical practice for executive-level roles
•    Participation in the Corporation’s comprehensive group benefit plan.
•    Payment of ordinary course expenses.
•    Payment of professional dues.
•    Commuting expenses.
•    Reasonable relocation expenses.
•    Reasonable legal, accounting and other professional fees.
•    Housing costs, tuition costs (for minor dependents) and costs related to income tax returns in multiple jurisdictions (as well as costs associated with double taxation) for named executive officers seconded to offices of the Corporation in jurisdictions where they are not ordinarily resident.

Notes:
(1)    Applicable to the former CEO. The cap is 210% for new awards.
Base Salary
For the current NEOs, base salaries were determined at the date of hire and adjusted over time based on promotions and / or annual reviews applying a number of factors including industry competition (including direct comparison of similar positions in the comparator group), relevant experience and individual performance.
Base salaries in 2016 were set at the levels outlined below. Given the Corporation’s performance in 2016, the Board decided that no increases would be made to NEO salaries for 2017.

Named Executive Officer (Position)	2016 Base Salary	2017 Base Salary
Allan Oberman (CEO)	$800,000	$800,000
Mark Thompson (Former CEO)	$800,000	N/A
Edward Borkowski (Former CFO)(1)	$500,000	$500,000
Adrian de Saldanha (Former CFO)	$420,000	N/A
Wayne Kreppner (Chief Operating Officer & President)	$600,000	$600,000
Francesco Tallarico (Chief Legal Officer and Secretary)	$420,000	$420,000
Adeel Ahmad (Chief Financial Officer, Concordia International segment)(2)	$330,049	$307,625
Notes:
(1)    Mr. Borkowski ceased to be the Chief Financial Officer of the Corporation effective April 26, 2017 and was replaced by David Price. Mr. Price’s base salary is $420,000. The Board also approved the grant of 33,000 RSUs to Mr. Price, effective on May 15, 2017.
(2)    Mr. Ahmad’s salary is paid in Great Britain pounds sterling and the decrease from 2016 to 2017 reflects currency exchange rates, not a decrease in his base salary.
Short-Term Incentive Program
Under the STIP design, participants are eligible to receive annual incentive compensation awards based on the achievement of pre-defined corporate, divisional and personal objectives, as applicable:

Actual STIP Award		Base Salary		Target STIP		Corporate/Division Performance		Personal Performance
	=		x		x		+

				Expressed as % of Base Salary		Actual payout value capped at 210% of target(1)
Notes:

(1)	In 2016 the cap was 250% (applicable to the former CEO). The cap is 210% for new awards.

The target award is tiered by employee level and the percentage split between corporate, divisional and personal goals was similarly tiered by employee level for fiscal year 2016. For fiscal year 2017, the percentage split between corporate performance and individual performance for NEOs is 80% and 20% of the target award opportunity, respectively, other than Adeel Ahmad, for whom the percentage split is 40% corporate, 40% division and 20% individual. The objectives of the STIP are to align individual contributions with the Corporation’s objectives, communicate key objectives which are most highly valued, and reward senior management for achieving objectives commensurate with the business and operational results of the Corporation.
Under the STIP, exceeding corporate objectives can escalate the amount paid to a NEO for corporate performance to a maximum of 150% (i.e. the 80% of the NEO’s STIP award dependent on corporate performance may be multiplied by 150% if the Corporation exceeds the relevant objectives). Conversely, if the Corporation does not achieve the corporate objectives, the amount paid to the NEO for corporate performance can be reduced to zero. There is no escalator mechanism under the STIP for exceeding personal objectives (i.e. the 20% of the NEO’s STIP award dependent on personal performance will not be multiplied). Failure to achieve personal objectives can reduce the amount paid to the NEO for personal performance to zero. The HRCC may, in its discretion, also include bonus achievement rewards relative to unforeseen matters or specific accomplishments during the year.

No STIP Award for 2016. Given performance levels below target, and the significant fall in share price during the year, the Board exercised its discretion at year end, waiving all eligibility for NEOs under the STIP, other than for Adeel Ahmad, the Chief Financial Officer of the Concordia International segment, given that the Concordia International segment performed in line with expectations. The Board believed this holistic approach to compensation reinforced Concordia’s “pay for performance” philosophy and aligned compensation outcomes for executives with the experience of Shareholders.

Special Incentive Program
Special incentives have been used at the Corporation from time to time to reward executives for extraordinary performance linked to successful M&A activity or financing activities.
In the first quarter of 2016, the HRCC recommended the Board award certain members of management, including certain NEOs, bonuses consisting of cash and RSUs in connection with their efforts and services rendered to the Corporation in completing the acquisition of Concordia International (Jersey) Limited (formerly Amdipharm Mercury Limited) and their continued service to the Corporation. The Board initially approved an aggregate of up to 969,779 RSUs to the NEOs listed in the table below. The Board exercised its discretion to reduce the initial size of the grants and ultimately approved awards of cash and an aggregate of 369,219 RSUs to these NEOs as set forth in the table below:

Named Executive Officer (Position)(1)	Cash Amount	RSUs(2)
Mark Thompson (Former CEO)(3)	$763,641	135,001
Adrian de Saldanha (Former CFO)(4)	-	53,170
Wayne Kreppner (Chief Operating Officer and President)	$441,374	94,653
Francesco Tallarico (Chief Legal Officer and Secretary)	$83,151	54,471
Adeel Ahmad (Chief Financial Officer, Concordia International segment)	-	31,924
Notes:
(1) Mr. Oberman and Mr. Borkowski were not NEOs at the time these bonuses were approved (Mr. Oberman had not yet become Chief Executive Officer and Mr. Borkowski had not yet become Chief Financial Officer).
(2) The RSUs initially had a combination of time based and performance based vesting conditions. The Board ultimately approved time based vesting for all the RSUs granted.
(3) The RSUs granted to Mr. Thompson were cancelled upon the termination of his employment.
(4) The vesting of the RSUs granted to Mr. de Saldanha was accelerated upon the termination of his employment.
As noted above, the Corporation has eliminated transaction-focused incentive awards as the HRCC believes that at this stage of the Corporation’s lifecycle, the total compensation programs for 2017, inclusive of base salary, STIP and long term incentive grants, should appropriately motivate and reward NEOs for their responsibilities and contributions.
Long-Term Incentives (Options and RSUs)
Long-term incentives (“LTI”) are intended to provide a link between executive compensation and performance of the Corporation. These incentives also strengthen retention and reinforce alignment with shareholder value. Options and/or RSUs are granted each year to executives based on position level, individual performance, individual potential and market competitiveness. As these incentives comprise a large part of a senior executive’s total compensation, award levels are benchmarked annually to ensure competitiveness with the external market.
The Board generally adheres to the following principles, as applicable, in connection with annual LTI grants:

▪
Granted at the discretion of the Board, upon initial employment and as part of annual compensation. In 2016, the Board made additional grants based on the significant efforts and services rendered to the Corporation in connection with the successful completion of the acquisition of Concordia International (Jersey) Limited (formerly Amdipharm Mercury Limited) and the continued dedication and services to the Corporation of certain members of management, including certain NEOs.

▪	Previous grants and existing equity ownership levels are also taken into account when considering future grants of options and RSUs; and

▪
For the purposes of the LTIP, the fair market value of a Common Share is the weighted average trading price of the Common Shares on the TSX for the five (5) trading days immediately preceding the vesting date in respect of RSUs.

The following general terms apply to each of the respective LTI equity vehicles:

Options	RSUs
▪ Seven to ten-year life ▪ Vest as to one-third (1/3) on each of the first, second and third anniversary of the date of grant
▪    Vesting is either (i) solely time-based or (ii) a combination of both performance-based and time-based
▪    Time vesting: one-third (1/3) on each of the first, second and third anniversary of the date of grant
▪    Performance vesting: in accordance with certain performance metrics
▪    On vesting date the Corporation decides whether to settle in cash, Common Shares from treasury, or a combination thereof

CEO Appointment Grant
Pursuant to Mr. Oberman’s employment contract, Mr. Oberman was entitled to an initial grant of 741,840 RSUs upon the commencement of his employment and a second grant of equity incentives with a value equal to $2.5 million. The first grant was issued on November 14, 2016 and is included in the summary compensation table for 2016. The second grant of 1,321,047 RSUs was issued on March 17, 2017 and will be reflected in the summary compensation table for 2017 in the management information circular for the 2018 annual meeting of Shareholders. The RSUs issued to Mr. Oberman vest as to 1/3rd on the first, second and third anniversary of the respective date of grant. RSUs were chosen to facilitate share ownership and direct alignment with Shareholders’ interests through a transitional phase of the Corporation’s business strategy.
LTI Grants for 2016 Compensation
Details of all equity awards to the NEOs for the fiscal year 2016 are provided in the table below, as well as the value of such awards as of December 31, 2016.

Named Executive Officer (Position)	Option Grant ($)	RSU Grant(1) ($)	Total LTIP ($)	LTIP on 12/31/2016
				Value ($)
Allan Oberman (CEO)	-	$2,103,027	$2,103,027	$1,574,621
Mark Thompson (Former CEO)	-	$3,581,783	$3,581,783	N/A
Edward Borkowski (Former CFO)(2)	-	$2,649,629	$2,649,629	$212,259
Adrian de Saldanha (Former CFO)	-	$1,408,019	$1,408,019	N/A
Wayne Kreppner (Chief Operating Officer & President)	-	$2,511,032	$2,511,032	$201,654
Francesco Tallarico (Chief Legal Officer & Secretary)	-	$1,446,910	$1,446,910	$116,193

Named Executive Officer (Position)	Option Grant ($)	RSU Grant(1) ($)	Total LTIP ($)	LTIP on 12/31/2016
				Value ($)
Adeel Ahmad (Chief Financial Officer, Concordia International segment)	-	$847,770	$847,770	$68,080
Notes:
(1) Where applicable, these amounts include dividend equivalent amounts which reflect additional RSUs issued in accordance with the terms of the LTIP as a result of the Corporation issuing dividends in 2016, prior to the suspension of dividends in August of 2016.
(2) Mr. Borkowski was the Chief Financial Officer of the Corporation until April 26, 2017. Effective May 15, 2017, Mr. David Price will assume the office of Chief Financial Officer. As Mr. Price was not an employee of the Corporation in 2016, he did not receive any form of compensation in 2016 and is not reflected in the table above. The Board has approved the grant of 33,000 RSUs to Mr. Price, to be effective on his employment start date of May 15, 2017.

Benefits and Perquisites
The Corporation offers limited benefits and perquisites, aligned with market competitive practice. Details of the benefits and perquisites provided to the NEOs are disclosed in the “All Other Compensation” column of the 2016 summary compensation table set forth in this Circular, including: health and dental coverage, various company-paid insurance plans, including disability and life insurance, and paid vacation.
In general, the Corporation will only provide a specific perquisite when it provides competitive value and promotes retention of executives. The limited perquisites the Corporation provides to its NEOs may include a cellular telephone and computer equipment, commuting expenses, reasonable legal, accounting and other professional fees, housing and tuition (for minor dependents) allowances under special circumstances, reimbursement of certain tax related expenses, as well as payment of certain professional dues that are related directly to the performance of the executive’s functions.

Performance Graph
Compensation values reported in the 2016 summary compensation table include the fair value of long term incentive awards, calculated as of the grant date in compliance with disclosure requirements. As a result, the Corporation does expect strong correlation between disclosed compensation (as provided in the summary compensation table) and total Shareholder return; however the actual realized value of compensation will be directly correlated with the Corporation’s performance over time.
The majority of executive total compensation is provided in “at-risk”, variable pay elements. Short-term incentive awards are contingent upon achieving specific levels of annual performance; in the event performance levels are not achieved there will be no funding of a short-term incentive (as applied for 2016 for the majority of NEOs). Long-term incentive awards, including options and RSUs, are directly tied to share price performance. In the event share price declines, the realized value of compensation from LTIs will also decrease, directly correlated with Shareholder value. Applying this pay-for-performance philosophy, the HRCC and Board believe the interests of NEOs are directly aligned with the interests of Shareholders.
The Corporation’s Common Shares were delisted from the NEX and, subsequent to the Qualifying Transaction, were listed for trading on the TSX under the symbol “CXR” on December 24, 2013. The Common Shares were listed for trading on the NASDAQ on June 29, 2015 under the symbol “CXRX”.

The following graph shows the yearly change in the cumulative Shareholder total return on the Common Shares compared to the cumulative total return of the S&P/TSX Composite Index from the date upon which the Corporation’s Common Shares commenced trading on the TSX (December 24, 2013) to December 31, 2016, in each case assuming a C$100 investment on the commencement of, and reinvestment of distributions or dividends, as applicable, during the applicable period.

Value of C$100 Investment Since Initial Public Offering
(December 24, 2013 to December 31, 2016)

	Dec. 24, 2013	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2016
Concordia International Corp.(1)	$100	$125	$738	$898	$46
S&P/TSX Composite Index (1)	$100	$100	$108	$96	$113
Notes:

(1)	Total shareholder return collected from S&P Capital IQ.

SUMMARY COMPENSATION TABLE

The following table sets forth a summary of all compensation earned during the three most recently completed fiscal years ended December 31, 2016, 2015 and 2014 for the NEOs of the Corporation.

Name and Principal Position	Year	Salary ($)	Share- based awards ($)(1)(2)	Option-based awards(3) ($)	Non-Equity Incentive plan compensation ($)		Pension Value ($)	All other compensation ($)	Total compensation ($)
					Annual Incentive Plan	Long- Term Incentive Plan
Allan Oberman(4) Chief Executive Officer and a Director	2016	$116,667	$2,103,027	-	-	-	-	$25,000	$2,244,694
	2015	-	-	-	-	-	-	-	-
	2014	-	-	-	-	-	-	-	-
Mark Thompson(5) Former Chairman and Chief Executive Officer	2016	$683,333	$3,581,783	-	-	-	-	$3,490,451	$7,755,567
	2015	$691,000	$4,430,894	$1,775,031	$2,020,000	-	-	$11,038	$8,927,963
	2014	$446,667	-	-	$185,256	-	-	-	$631,923
Edward Borkowski(6)(7)(8) Former Chief Financial Officer	2016	$468,958	$2,649,629	-	-	-	-	$120,075	$3,228,038
	2015	-	-	-	-	-	-	-	-
	2014	-	-	-	-	-	-	-	-
Adrian de Saldanha (9) Former Chief Financial Officer	2016	$280,000	$1,408,019	-	-	-	-	$1,279,731	$2,967,750
	2015	$251,544	-	$6,831,897	$142,100	-	-	$223,612	$7,449,153
	2014	-	-	-	-	-	-	-	-
Wayne Kreppner Chief Operating Officer & President	2016	$600,000	$2,511,032	-	-	-	-	$3,013	$3,114,045
	2015	$508,500	$3,586,446	$1,092,339	$1,696,000	-	-	$9,119	$6,892,404
	2014	$298,750	-	$1,657,100	$61,271	-	-	-	$2,017,121
Francesco Tallarico Chief Legal Officer & Secretary	2016	$420,000	$1,446,910	-	-	-	-	$3,013	$1,869,923
	2015	$305,329	$2,254,331	-	$944,000	-	-	$22,218	$3,525,878
	2014	$26,603	-	-	$30,000	-	-	-	$56,603
Adeel Ahmad Chief Financial Officer, Concordia International segment	2016	$330,049	$847,770	-	$237,339	-	-	$342,190	$1,757,348
	2015	$230,000	$1,260,256	-	$771,785	-	-	$67,415	$2,329,546
	2014	$190,208	-	-	$94,752	-	-	$3,558	$288,518
Notes:

(1)
The key terms associated with the RSUs granted in 2016 were vesting over 3 years and with a RSU grant price from C$3.82 to C$38.27. The key terms associated with the RSUs granted in 2015 were vesting terms ranging from 6 months to 3 years and with a RSU grant price from C$81.88 to C$81.95. During 2015, the Corporation issued performance based RSUs (the “2015 PSUs”). There are two distinct and mutually exclusive performance conditions that the 2015 PSUs are subject to. 48,882 of the 2015 PSUs were granted to certain NEOs, of which one half or approximately 24,441 of such 2015 PSUs are subject to a market based vesting condition whereby a 15% target three year compounded annual growth rate of the Corporation’s common share price must be achieved from the market price on the effective grant date of the 2015 PSUs of C$81.88. None of these 2015 PSUs vest for performance below the 15% target. Additionally, where a 30% three year compounded annual growth rate is achieved, the number of 2015 PSUs vested at the end of the three year period would increase to 48,882. These 2015 PSUs have been valued using a Monte Carlo valuation model. Significant inputs to the model include: C$81.88 share price on date of grant, Geometric Brownian Motion volatility of 49.05% and a risk free rate of 1.2%. The other half of the 2015 PSUs are subject to a non-market based performance condition whereby the performance of certain acquired product rights from the portfolio of products acquired from Covis Pharma S.à r.l. must achieve a 3 year net contribution earnings target that was approved by the Board. None of these 2015 PSUs will vest for performance below the three year net contribution earnings target. Additionally, where performance is 10% or greater above the 3 year net contribution earnings target, the number of 2015 PSUs vested at the end of the three year period would increase to 48,882. As a result of the non-market based condition, the Corporation assesses the actual and forecasted performance at each reporting date compared to the net contribution earnings target to assess the likelihood of whether these 2015 PSUs will vest. As at December 31, 2016 no vesting or expense has been recorded with respect to these 2015 PSUs. For purposes of reporting a value for the 2015 PSUs that have a net contribution earnings target in the table above, a value of $53.44 has been used representing the value assigned to the 2015 PSUs granted on the same date with share performance conditions using the Monte Carlo valuation model.

(2)
Up to 485,000 RSUs were granted to certain NEOs on January 7, 2016 which were subsequently cancelled by the Board upon the exercise of its discretion to reduce the size of the awards. 570,722 RSUs were granted to certain NEOs on March 24, 2016, after the expiry of a blackout period (which expired on March 24, 2016), as yearly bonus entitlements for 2015 as well as in recognition of services rendered to the Corporation in completing the acquisition of Concordia International (Jersey) Limited (formerly Amdipharm Mercury Limited) and their continued service to the Corporation. Of those 570,722 RSUs, 336,504 RSUs were subsequently cancelled by the Board, and upon the termination of employment of the former Chief Executive Officer. The value of such RSUs is based on the closing market price of the Common Shares on the date of grant and such RSUs vest as to 1/3 on each of February 1, 2017, February 1, 2018 and February 1, 2019.

(3)
The option-based awards are based on the fair value of the option on the grant date for the covered financial year based on the Black - Scholes option pricing model. The Corporation chose the Black-Scholes model because it is a widely recognized and utilized model for option pricing. The key assumptions used for the valuation model for the 2014 and 2015 grants were as follows: the expected life of the options ranged from 2 to 5 years; vesting periods range from immediate vesting to vesting over a three year period; the risk free rate used ranged from 0.96% to 1.75%; the volatility rate used ranged from 64.16% to 85.56%; and an exercise price of $3 to $67.90.

(4)
Mr. Oberman was appointed as Chief Executive Officer on November 8, 2016. All amounts paid to Mr. Oberman were paid in respect of his position as Chief Executive Officer and not in his position as a Director. Mr. Oberman did not receive any fees for the period he was a Director and not an NEO.

(5)
Mr. Thompson was the Chief Executive Officer and Chairman of the Corporation until November 8, 2016, at which time Mr. Oberman assumed the office of Chief Executive Officer. All amounts paid to Mr. Thompson were paid in respect of his position as Chief Executive Officer and not in his position as a Director. With respect to 2016 compensation, $3,146,154 of the total compensation was paid to Mr. Thompson in accordance with his severance agreement and 18,858 RSUs vested in accordance with the normal vesting schedules contained in Mr. Thompson’s award agreements with respect to these RSU grants.

(6)
Mr. Borkowski was employed through a subsidiary of the Corporation, Pinnacle Biologics, Inc. Mr. Borkowski was appointed as Chief Financial Officer on August 12, 2016. Prior to that date, Mr. Borkowski had been Executive Vice President and a Director. With respect to his role as a Director for fiscal year 2016, Mr. Borkowski received: $10,625 cash compensation and 5,208 RSUs, that have since vested.

(7)
Mr. Borkowski was the Chief Financial Officer of the Corporation until April 26, 2017. Effective May 15, 2017, Mr. David Price will assume the office of Chief Financial Officer. As Mr. Price was not an employee of the Corporation in 2016, he did not receive any form of compensation in 2016 and is not reflected in the table above. Mr. Price’s base salary is $420,000 and the Board has approved the grant of 33,000 RSUs to Mr. Price upon his employment start date of May 15, 2017

(8)	As at the date of this Circular, no severance payments have been paid to Mr. Borkowski in respect of the cessation of his employment.

(9)
Mr. de Saldanha was the Chief Financial Officer of the Corporation until August 12, 2016, at which time Mr. Borkowski assumed the office of Chief Financial Officer. In connection with his termination, Mr. de Saldanha was paid a severance payment in the total amount of $1,260,000 of which $160,000 was paid in January 2017 in accordance with terms of his severance agreement, and 200,000 options and 53,170 RSUs held by Mr. de Saldanha vested. The 200,000 options have since expired.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards
The following table sets out the value of all unexercised option-based and share-based awards for the NEOs outstanding as of December 31, 2016.

Option-Based Awards					Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price C($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of Common Shares or units of Common Shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of share-based awards not paid out or distributed ($)
Allan Oberman	-	-	-	-	741,840	$1,574,621	-
Mark Thompson	-	-	-	-	-	-	-
Edward Borkowski(1)(2)	-	-	-	-	95,397	$202,489	-
Adrian de Saldanha	-	-	-	-	-	-	-
Wayne Kreppner	100,000	11.50	Jan 28, 2024	-	138,697	$294,397	-
	85,000	14.95	Mar 13, 2024	-
	34,185	81.88	May 25, 2025	-
Francesco Tallarico	-	-	-	-	76,017	$161,351	-
Adeel Ahmad	75,000	6.25	Dec 31, 2023	-	49,744	$105,586	-
Notes:

(1)
In February 2016, Mr. Borkowski joined the organization as Executive Vice President. Subsequently, on August 12, 2016, Mr. Borkowski assumed the office of Chief Financial Officer and resigned as a Director. Mr. Borkowski received the 5,208 RSUs granted on January 19, 2016 to each non-executive Director (other than Mr. Vink who joined the Board in March, 2016). Pursuant to his employment agreement, Mr. Borkowski was entitled to 100,000 RSUs in connection with his employment as Executive Vice President. On March 22, 2016, the Board approved the grant of 94,792 RSUs to Mr. Borkowski, subject to the expiry of a blackout period (which expired on March 24, 2016), which reflected a reduction of the 100,000 RSUs Mr. Borkowski was entitled to pursuant to the terms of his employment agreement to take into account the 5,208 RSUs granted to him on January 19, 2016.

(2)
Mr. Borkowski was the Chief Financial Officer of the Corporation until April 26, 2017. Effective May 15, 2017, Mr. David Price will assume the office of Chief Financial Officer. As Mr. Price was not an employee of the Corporation in 2016, he did not receive any form of compensation in 2016 and is not reflected in the table above. The Board has approved the grant of 33,000 RSUs to Mr. Price, to be effective on his employment start date of May 15, 2017.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table sets out the option-based, share-based and non-equity based incentive plan amounts vested or earned in 2016 and excludes amounts paid in 2016 that have been deferred pursuant to the terms of the non-equity based incentive plans.

Name	Option-Based Awards – Value vested during the year ($)	Share-Based Awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Allan Oberman	-	-	-
Mark Thompson(1)	-	$60,962	-
Adrian de Saldanha(2)	-	$172,977	-
Edward Borkowski(3)	-	$71,530	-
Wayne Kreppner	-	$45,383	-
Francesco Tallarico	-	$23,704	-
Adeel Ahmad	-	$11,589	-
Notes:

(1)
Mr. Thompson was the Chief Executive Officer of the Corporation until November 8, 2016, at which time Mr. Oberman assumed the office of Chief Executive Officer. During 2016, 18,858 of the RSUs held by Mr. Thompson prior to his resignation as Chief Executive Officer vested.

(2)
Mr. de Saldanha was the Chief Financial Officer of the Corporation until August 12, 2016, at which time Mr. Borkowski assumed the office of Chief Financial Officer. In connection with his termination, all unvested options and RSUs held by Mr. de Saldanha vested.

(3)
Mr. Borkowski was the Chief Financial Officer of the Corporation until April 26, 2017. Effective May 15, 2017, Mr. David Price will assume the office of Chief Financial Officer. As Mr. Price was not an employee of the Corporation in 2016, he did not receive any form of compensation in 2016 and is not reflected in the table above. The Board approved the grant of 33,000 RSUs to Mr. Price effective upon his employment start date of May 15, 2017.

Equity Compensation Plan Information
The following table sets out the equity compensation plan information as at December 31, 2016:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)(1)
Equity compensation plans approved by Shareholders (SOP)(2)	2,134,685	29.84	728,266
Equity compensation plans approved by Shareholders (LTIP)(3)	1,264,162	13.64(4)	758,894
Total	3,398,847	N/A	1,487,160
Notes:

(1)
Pursuant to the terms of the LTIP and the SOP, the total number of Common Shares which may be issued under both equity incentive plans, in the aggregate amount, is equal to ten per cent (10%) of the issued and outstanding Common Shares at any given time. In 2017, the Corporation re-allocated the securities available for issuance under the SOP and LTIP. As at May 8, 2017, there are 268,266 options available for issuance under the SOP and 37,608 RSUs and/or DSUs available for issuance under the LTIP. In addition, a further 223,197 securities would be available for issuance under the SOP and LTIP subject to the Corporation satisfying the requirements of the TSX for listing and reserving the underlying Common Shares.

(2)
In connection with the Corporation’s annual general and special meeting of Shareholders held on June 27, 2014, Shareholders approved an ordinary resolution to amend the SOP to change the plan from a “fixed” stock option plan to a “rolling” stock option plan. As of May 8, 2017, 1,894,685 options are outstanding under the SOP.

(3)
In connection with the Corporation’s annual general and special meeting of Shareholders held on June 27, 2014, Shareholders approved an ordinary resolution to adopt the LTIP. As of May 8, 2017, 2,662,133 RSUs and 23,089 DSUs are outstanding under the LTIP.

(4) Represents the weighted average price of RSUs on the date of the grant.

PENSION PLAN BENEFITS

Through a subsidiary, the Corporation provides a defined contribution pension plan for employees in the United Kingdom. The Corporation also maintains a pension plan for employees of a subsidiary in India. None of the NEOs disclosed in this Circular are eligible to participate in the pension plans maintained for employees in the United Kingdom or India.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into employment agreements with each of the Named Executive Officers under which each NEO has agreed to continue to serve the Corporation in his current office and perform the duties of such office in accordance with the terms set out in their employment agreements. Under the terms of each of the executive employment agreements, each executive has made commitments in favour of the Corporation including non-competition and non-solicitation covenants (which survive termination of an NEO’s termination for periods of 6 to 18 months per the terms of each NEO’s employment agreement), as well as non-disparagment and non-disclosure covenants (which survive the termination of an NEO’s employment) and minimum notice periods in the event of the executive’s resignation. Pursuant to the terms of their employment agreements, the NEOs have agreed that damages alone would be an insufficient remedy for breach of these covenants and that the Corporation, in addition to all other remedies, shall be entitled as a matter of right to equitable relief, including temporary or permanent injunction, to restrain any such breach.
In the event of termination of an NEO’s employment, other than for cause (as defined in the applicable employment agreements), the Corporation will provide such executive with working notice or severance pay or a combination of notice and severance. The following section outlines the significant terms of each of the NEOs’ employment agreements.
Executive Employment Agreements
Mr. Oberman is party to an employment agreement with the Corporation dated November 1, 2016, as amended December 5, 2016, which continues for an indefinite term. Messrs. Kreppner and Tallarico are party to amended and restated employment agreements with the Corporation dated November 7, 2016, each of which continues for an indefinite term. Mr. Borkowski was party to an employment agreement dated February 15, 2016 with a subsidiary of the Corporation, Pinnacle Biologics, Inc. Effective April 26, 2017, Mr. Borkowski’s employment with the Corporation ceased. Mr. Ahmad is party to an employment agreement with the Corporation dated January 1, 2014, which continues for an indefinite term, and a secondment letter dated December 8, 2015, as amended on October 26, 2016.
The information relating to Mr. Borkowski is included below for illustrative purposes only as Mr. Borkowski was an NEO for the year ended December 31, 2016.
Termination upon Notice
Each of Messrs. Oberman, Kreppner, Borkowski, Tallarico and Ahmad may terminate his employment agreement upon providing the Corporation with three (3) months’ written notice. The Corporation retains the right (at its option) to accelerate the termination date set out in the written notice by notifying the executive that the Corporation will pay him an aggregate amount equal to:

	OBERMAN	BORKOWSKI	KREPPNER	TALLARICO	AHMAD
Base salary through to last day of notice period	✓	✓	✓	✓	✓
Any bonus awarded, or accrued, but unpaid	✓	✓	n/a	n/a	n/a
Pro rata bonus accrued prior to the date of termination and through notice period	✓	n/a	✓	✓	n/a
Business expenses which have not been reimbursed	✓	✓	✓	✓	✓
Value of unused vacation	✓	✓	✓	✓	✓
Participation in benefit plan during notice period	✓	✓	✓	✓	✓
Unvested options and RSUs	n/a	n/a	n/a	n/a	n/a

Termination Without Cause or for Good Reason
In the case that (a) the NEO terminates his employment agreement for good reason (as defined in each NEO’s respective employment agreement), or (b) the Corporation terminates the NEO’s employment agreement without cause (as defined in each NEO’s respective employment agreement), the NEO shall be entitled to receive:

	OBERMAN	BORKOWSKI	KREPPNER	TALLARICO	AHMAD
Base salary payment	24 months	12 months	15 months	15 months	9 months
Annual target bonus payment	24 months	n/a	15 months	15 months	Pro rated(1)
Pro rata bonus accrued up to the date of termination	✓	n/a	✓	n/a	n/a
Any bonus awarded, or accrued, but unpaid	✓	✓	n/a	✓	✓
Business expenses which have not been reimbursed	✓	✓	✓	✓	✓
Value of any unused vacation time	✓	✓	✓	✓	✓
Continued benefits	24 months	12 months	12 months	12 months	9 months
Unvested options and RSUs	Immediately vest on pro rata basis	n/a	Awards granted prior to November 7, 2017 will immediately vest. Awards granted thereafter will immediately vest on pro rata basis.		Immediately vest
Retention payment due December 31, 2017 (if not already paid)	n/a	n/a	✓	✓	n/a
Notes:
(1) Mr. Ahmad’s entitlement is equal to his full bonus target for the year in which he is terminated multiplied by a fraction, the numerator of which is the number of full months that have elapsed in the year before the termination is effective and the denominator is 12.
Messrs. Kreppner and Tallarico are each entitled to a one-time retention payment equal to twelve months base salary on December 31, 2017. This payment would become due on a termination without cause, for good reason or upon a change of control if the date of termination is prior to December 31, 2017.
Termination for Cause
In the case that an NEO employment agreement is terminated for cause (as defined in each NEOs employment agreement), the NEO’s employment with the Corporation shall end immediately and the NEO shall be entitled to:

	OBERMAN	BORKOWSKI	KREPPNER	TALLARICO	AHMAD
Base salary up to the date of termination	✓	✓	✓	✓	✓
Any bonus awarded but unpaid	✓	✓	n/a	n/a	n/a
Pro rata bonus accrued up to the date of termination	✓	n/a	✓	✓	n/a
Business expenses which have not been reimbursed	✓	✓	✓	✓	✓
Value of unused vacation	✓	✓	✓	✓	✓
Any benefits to which he is entitled to and which are unpaid as of the date of termination	✓	✓	✓	✓	✓
Unvested options and RSUs	n/a	n/a	n/a	n/a	n/a

Termination Due to Death
In the case that an NEO employment agreement is terminated due to death, the NEO’s employment with the Corporation shall end immediately and the NEO shall be entitled to:

	OBERMAN	BORKOWSKI	KREPPNER	TALLARICO	AHMAD
Base salary up to the date of termination	✓	✓	✓	✓	✓
Any bonus awarded but unpaid	✓	✓	n/a	n/a	n/a
Pro rata bonus accrued up to the date of termination	✓	n/a	✓	✓	n/a
Business expenses which have not been reimbursed	✓	✓	✓	✓	✓
Value of unused vacation	✓	✓	✓	✓	✓
Any benefits to which he is entitled to and which are unpaid as of the date of termination	✓	✓	✓	✓	✓
Unvested options and RSUs	Immediately vest on pro rata basis	n/a	Immediately vest on pro rata basis	Immediately vest on pro rata basis	n/a
Termination Due to Disability
In the case that an NEO employment agreement is terminated due to the disability of the NEO (per the terms of each NEO’s employment agreement), the NEO’s employment with the Corporation shall be terminated and the NEO shall be entitled to:

	OBERMAN(1)	BORKOWSKI	KREPPNER	TALLARICO	AHMAD
Base salary up to the date of termination	✓	✓	✓	✓	✓
Any bonus awarded but unpaid	✓	✓	n/a	n/a	n/a
Pro rata bonus accrued up to the date of termination	✓	n/a	✓	✓	n/a
Business expenses which have not been reimbursed	✓	✓	✓	✓	✓
Value of unused vacation	✓	✓	✓	✓	✓
Any benefits to which he is entitled to and which are unpaid as of the date of termination	✓	✓	✓	✓	✓
Unvested options and RSUs	Immediately vest on pro rata basis	n/a	Immediately vest on pro rata basis	Immediately vest on pro rata basis	n/a
Notes:
(1) Mr. Oberman’s entitlements in the table above assume he has qualified for the long term disability benefits provided by the Corporation. If this is not the case, Mr. Oberman’s entitlements upon a termination for disability would be the same as they are for termination without cause.

Change of Control
If the employment of Messrs. Oberman, Kreppner and Tallarico is terminated, other than for cause, at any time within a period of twelve (12) months following a change of control (as defined in each NEOs respective employment agreement) or employment is terminated, other than for cause or due to death, during the six (6) month period prior to a change of control if such termination was at the request of a third party or otherwise arose in anticipation of the change of control, then the entitlements of Messrs. Oberman, Kreppner and Tallarico are as set out in the table below.
In the case of Mr. Borkowski, in the event of a change of control, as at December 31, 2016, he would have been entitled to receive a lump sum payment equal the amounts set out in the table below. In the case of Mr. Ahmad, in the event of a change of control (as defined in his employment agreement), if Mr. Ahmad does not receive (or is notified he will not receive) or receives but does not accept, a substantially similar offer of employment with the acquiring or merging company, he is entitled to receive the amounts as are set out in the table below.

	OBERMAN	BORKOWSKI	KREPPNER	TALLARICO	AHMAD(1)
Base salary payment	24 months	12 months	15 months	15 months	12 months
Annual target bonus payment	24 months	n/a	15 months	15 months	12 months
Pro rata bonus accrued up to the date of termination	✓	n/a	✓	n/a	n/a
Any bonus awarded, or accrued, but unpaid	✓	✓	n/a	✓	n/a
Business expenses which have not been reimbursed	✓	✓	✓	✓	✓
Value of any unused vacation time	✓	✓	✓	✓	✓
Continued benefits	24 months	12 months	12 months	12 months	9 months
Unvested options and RSUs	Immediately vest	Immediately vest(2)	Immediately vest	Immediately vest	Immediately vest
Retention payment due December 31, 2017 (if not already paid)	n/a	n/a	✓	✓	n/a
Notes:
(1) During the term of his secondment to the Concordia International segment, Mr. Ahmad is entitled to 12 months base salary, instead of 9 months. In addition, during the term of his secondment, Mr. Ahmad is entitled to reimbursement costs associated with relocating to Canada in the event of his termination upon a change of control.
(2) Other than as set forth in any award agreement between Mr. Borkowski and the Corporation.

As noted in the Corporation’s press release dated April 26, 2017, Mr. David Price will replace Mr. Borkowski as the Chief Financial Officer of the Corporation. Mr. Price’s employment with the Corporation is effective May 15, 2017; therefore, disclosure regarding Mr. Price’s compensation and employment agreement is not included in this Circular.

SOP and LTIP Change of Control Provisions

SOP – Liquidity Event

Except as provided for in certain NEO employment agreements, in the case of a Liquidity Event (as defined in the SOP) and at the discretion of the Board, the Corporation shall (i) immediately prior to the completion of the Liquidity Event, exchange all or a portion of the options to purchase Common Shares for options (of substantially similar terms and value) to purchase shares in the capital of the acquirer or any corporation which results from an amalgamation, merger or similar transaction involving the Corporation in connection with the Liquidity Event; or (ii) cause to be paid or delivered an amount of cash or non-cash consideration per Common Share, as applicable, in respect of each of the Common Shares underlying any vested options immediately prior to the completion of the Liquidity Event, equal in value to the positive difference between the price per Common Share equal to the greater of the Market Price (as defined in the SOP) and the price paid by any third party purchaser and the applicable exercise price.
LTIP – Change of Control
Except as provided for in certain executive employment agreements, in the case of a Change of Control (as defined in the LTIP), at the sole discretion of the Board, the Corporation: (i) shall determine the adjustment price, if any, to the number and type of Common Shares (or other securities or other property) that thereafter shall be made subject of and issuable as payment under outstanding RSUs or DSUs; (ii) shall determine the number and type of Common Shares (or other securities or other property) subject to and issuable as payment under outstanding RSUs or DSUs; (iii) shall determine the acquisition price with respect to the settlement or payment of any outstanding RSUs or DSUs; provided, however that the number of Common Shares covered by any RSUs or DSUs or to which such RSUs or DSUs relate shall always be a whole number; and (iv) may convert or exchange for or into any other security or any other property or cash, any outstanding RSUs or DSUs that are still capable of being exercised, upon giving to any such RSU or DSU participant to whom such RSUs or DSUs have been granted at least thirty (30) days’ written notice of its intention to convert or exchange such RSUs or DSUs and, during such notice period, the RSUs and DSUs may be exercised by any such holder of RSUs or DSUs without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the RSUs or DSUs shall lapse and be cancelled.
In addition to the foregoing, the Board or any company which is or would be the successor to the Corporation or which may issue securities in exchange for Common Shares upon the occurrence of a Change of Control may offer any RSU or DSU holder the opportunity to obtain new or replacement awards for securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares issuable under the outstanding RSUs and DSUs.
The Board may also, in its sole discretion, cancel any or all outstanding RSUs or DSUs and pay to the holders of any such RSUs or DSUs, in cash, the value of such RSUs and DSUs based upon the price per Common Shares received or to be received by other Shareholders in the event of a Change of Control.
Estimated Incremental Payment on Change of Control and/or Termination
The following table provides details regarding the estimated incremental payments by the Corporation to the NEOs indicated below under the above-described agreements in the event of: (i) termination upon notice; (ii) termination without cause or for good reason; (iii) termination with cause; (iv) termination upon death; (v) termination upon disability; (vi) termination upon change of control (as defined in the applicable employment agreements of the NEOs); (vii) Liquidity Event under the SOP; and (vii) Change of Control under the LTIP, assuming, in each case, that the event took place on December 31, 2016.

Event
	Termination Upon Notice	Termination without Cause or for Good Reason	Termination with Cause	Termination Upon Death	Termination Upon Disability	Change of Control	Liquidity Event(1)(3)	Change of Control (for purposes of LTIP)(2)(3)
Allan Oberman
Severance	$200,000	$4,000,000	-	-	-	$4,000,000	-	-
Deferred Compensation	-	$1,574,621	-	$1,574,621	$1,574,621	$1,574,621	-	$1,574,621
Other Benefits	$3,000	$24,000	-	-	-	$24,000	-	-
Total	$203,000	$5,598,621	-	$1,574,621	$1,574,621	$5,598,621	-	$1,574,621
Edward Borkowski(4)
Severance	$125,000	$500,000	-	-	-	$500,000	-	-
Deferred Compensation	-	-	-	-	-	-	-	$202,489
Other Benefits	$3,000	$12,000	-	-	-	$12,000	-	-
Total	$128,000	$512,000	-	-	-	$512,000	-	$202,489

Event
	Termination Upon Notice	Termination without Cause or for Good Reason	Termination with Cause	Termination Upon Death	Termination Upon Disability	Change of Control	Liquidity Event(1)(3)	Change of Control (for purposes of LTIP)(2)(3)
Wayne Kreppner
Severance	$150,000	$2,100,000	-	-	-	$2,100,000	-	-
Deferred Compensation	-	$294,397	-	$294,397	$294,397	$294,397	-	$294,397
Other Benefits	$3,000	$12,000	-	-	-	$12,000	-	-
Total	$153,000	$2,406,397	-	$294,397	$294,397	$2,406,397	-	$294,397
Adeel Ahmad
Severance	$76,906	$384,531	-	-	-	$461,437	-	-
Deferred Compensation	-	$105,586	-	-	-	$105,586	-	$105,586
Other Benefits	$69,803	$209,408	-	-	-	$139,605	-	-
Total	$146,709	$699,525	-	-	-	$706,628	-	$105,586
Francesco Tallarico
Severance	$105,000	$1,470,000	-	-	-	$1,470,000	-	-
Deferred Compensation	-	$161,351	-	$161,351	$161,351	$161,351	-	$161,351
Other Benefits	$3,000	$12,000	-	-	-	$12,000	-	-
Total	$108,000	$1,643,351	-	$161,351	$161,351	$1,643,351	-	$161,351

Notes:

(1)
The SOP also provides for payment of non-cash consideration in the event of a Liquidity Event (as defined in the SOP). The figures in the above table assume payment of cash consideration for options held by the optionees in the event of a Liquidity Event.

(2)
The LTIP payment is calculated in accordance with clause 5.2.2 of the LTIP, which provides the Board with the discretion to cancel any or all outstanding awards of RSUs and pay to the holders of such awards, in cash, the value of such awards based upon the price per Common Share received or to be received by other Shareholders in the event of a Change of Control. The LTIP payment assumes a cash payment based on the closing price of the Common Shares on the TSX on December 30, 2016 (being C$2.85) the last trading day of 2016.

(3)
Amounts set forth under Liquidity Event and Change of Control (for purposes of the LTIP) have been translated using a US dollar to Canadian dollar exchange rate of 1:1.3427 (being the December 30, 2016 Bank of Canada noon rate).

(4)
As at the date of this Circular, no severance payments have been paid to Mr. Borkowski in respect of the cessation of his employment. Effective May 15, 2017, Mr. David Price will assume the office of Chief Financial Officer.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors
The Board is currently comprised of seven Directors. A majority of the Directors on the current Board are independent. If all of the Director nominees are successfully elected, the Board will continue to consist of a majority of independent Directors. In order to facilitate the exercise of independent judgement in carrying out its responsibilities, the Board will continue to hold in camera meetings of independent Directors after certain meetings of the Board (in particular, meetings relating to the review and approval of quarterly and annual financial statements and compensation related matters). The Board has concluded that six of the proposed Directors (Messrs. Kupinsky, Deeth, Perier, Krinsky, Vink and Ms. Fuhrmann) are independent from management of the Corporation for the purposes of NI 58-101. Mr. Oberman is not considered independent because he is currently the Chief Executive Officer of the Corporation.
Mr. Kupinsky is the Non-Executive Chairman of the Board. The Non-Executive Chairman’s responsibilities include leadership of the Board and its efficient and independent organization and operation.
Summary of Director Qualifications and Expertise
The Board has constituted the NCGC to annually conduct a self-assessment of the Board’s performance, an assessment of Board members and its committees, with each committee assessing its members, and to recommend to the Board nominees for appointment of new Directors to fill vacancies or meet additional needs of the Board. Through the Board evaluation process and ongoing monitoring of the needs of the Corporation, desired expertise and skill sets are identified and individuals that possess the required experience and skills are contacted by the Non-Executive Chairman or the CEO. Prospective new Director nominees are interviewed by the Chair of the NCGC, the Non-Executive Chairman of the Board and the CEO and considered by the entire NCGC for recommendations to the Board as potential nominee Directors.
The matrix below illustrates the mix of experience, knowledge and understanding possessed by the members of the Board in the categories that are relevant to the Corporation that enable the Board to better carry out its fiduciary responsibilities.

	Doug Deeth	Rochelle fuhrmann	Itzhak Krinsky	Jordan Kupinsky	Allan Oberman	Frank Perier	Patrick Vink
Accounting		✓	✓			✓	✓
Corporate Finance / M&A		✓	✓	✓	✓	✓	✓
Executive Leadership		✓	✓		✓	✓	✓
Economics / Business	✓		✓	✓	✓	✓	✓
Financial Literacy	✓	✓	✓	✓	✓	✓	✓
Governance	✓	✓	✓	✓	✓	✓	✓
Government / Regulatory					✓
HR & Compensation	✓		✓	✓	✓	✓	✓
Industry Experience	✓	✓	✓		✓	✓	✓
International Business		✓	✓		✓	✓	✓
Legal	✓			✓
Risk Management			✓		✓	✓	✓
Strategic Planning	✓	✓	✓	✓	✓	✓	✓
Mandate of the Board of Directors
The Board does not have a written mandate. The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Corporation, and to act with a view towards the best interests of the Corporation. The Board is responsible for the oversight and review of:

•	the strategic planning process of the Corporation;

•	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

•	succession planning, including appointing, training and monitoring senior management;

•	a communications policy for the Corporation to facilitate communications with investors and other interested parties; and

•	the integrity of the Corporation’s internal control and management information systems.
The Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the HRCC and the NCGC.
The Board and the Chief Executive Officer have not developed a written position description for the Chief Executive Officer. The Chief Executive Officer reports to and is subject to the general direction of the Board pursuant to the executive employment agreement between the Corporation and Mr. Oberman. The Chief Executive Officer’s duties include overseeing the day-to-day operations of the Corporation, strategic planning and business development.
The Board has developed formal charters for each Committee. Copies of the Committee charters can be found on the Corporation’s website at www.concordiarx.com, which are not incorporated by reference into this Circular.
Meetings of the Board of Directors
The Board meets at least once each quarter, with additional meetings held when appropriate. Meetings of the Board may be held in person and by teleconference or other electronic means, as needed to discharge its responsibilities. Independent Directors meet in camera without non-independent Directors or management present on an as-needed basis (particularly with respect to meetings related to the review and approval of quarterly and annual financial statements and compensation matters). Board members are expected to attend all Board meetings and meetings of committees on which they serve.
The following table provides the record of attendance of each member of the Board for all meetings of the Board and each committee, which were held since the beginning of the Corporation’s most recently completed financial year.

Director(1)	Board Meetings(2)		Audit Committee Meetings		HRCC Meetings		NCGC Meetings		Special Committee		Overall
	#	%	#	%	#	%	#	%	#	%	%
Edward Borkowski(3)	19/19	100	-	-	2/2	100	-	-	-	-	100
Douglas Deeth(4)	30/30	100	2/2	100	11/11	100	2/2	100	30/31	97	99
Rochelle Fuhrmann(5)	29/30	97	7/7	100	1/1	100	2/2	100	31/31	100	99
Jordan Kupinsky(6)	30/30	100	7/7	100	7/7	100	2/2	100	-	-	100
Allan Oberman(7)	7/7	100	-	-	3/4	-	-	-	-	-	91
Mark Thompson(8)	22/25	88	-	-	-	-	-	-	-	-	88
Patrick Vink(9)	23/25	92	4/5	80	6/8	75	-	-	31/31	100	93
Notes:

(1)	Messrs. Krinsky and Perier were appointed to the Board on May 3, 2017 and did not attend Board or committee meetings in 2016.

(2)	This table does not reflect matters passed by the Board by way of written resolution.

(3)
Attendance records for Mr. Borkowski’s participation in Board meetings relate only to the period prior to Mr. Borkowski’s resignation as a Director on August 15, 2016. Mr. Borkowski was a member of the Audit Committee and the HRCC until February 9, 2016. Attendance records for Mr. Borkowski’s participation in Human Resource and Compensation Committee meetings relate only to the period prior to February 9, 2016. No meetings of the Audit Committee were held in 2016 prior to February 9, 2016.

(4)
Mr. Deeth was a member of the Audit Committee from February 9, 2016 until March 24, 2016. Attendance records for Mr. Deeth’s participation in Audit Committee meetings relate only to the period between February 9, 2016 and March 24, 2016.

(5)
Ms. Fuhrmann was a member of the HRCC from February 9, 2016 until March 24, 2016. Attendance records for Ms. Fuhrmann’s participation in HRCC meetings relate only to the period between February 9, 2016 and March 24, 2016.

(6)
Mr. Kupinsky was a member of the HRCC until October 14, 2016 and was re-appointed to the HRCC on November 1, 2016. Attendance records for Mr. Kupinsky’s participation in HRCC meetings do not include the period between October 14, 2016 and November 1, 2017.

(7)
Mr. Oberman was appointed to the Board on October 14, 2016. Attendance records for Mr. Oberman’s participation in Board meetings relate only to the period subsequent to October 14, 2016. Mr. Oberman was a member of the HRCC from October 14, 2016 until November 1, 2016. Attendance records for Mr. Oberman’s participation in HRCC meetings relate only to the period between October 14, 2016 and November 1, 2017.

(8)	Attendance records for Mr. Thompson’s participation in Board meetings relate only to the period prior to Mr. Thompson’s resignation as a Director on November 8, 2016.

(9)
Mr. Vink was appointed to the Board on March 24, 2016. Attendance records for Mr. Vink’s participation in Board meetings, Audit Committee meetings and HRCC meetings relate only to the period subsequent to March 24, 2016.

Board Renewal and Term Limits
The Corporation has not adopted a formal policy on Director term limits. It has been the Corporation’s practice to elect Directors on an annual basis to hold office until a successor is appointed or until the conclusion of the next annual meeting of Shareholders. Management believes that the current approach allows the Corporation to undergo Board renewal as necessary. In addition, the Corporation relies on its current Director nominee selection process, in addition to the Corporation’s various policies (as described below), when selecting Director nominees for election to the Board on an annual basis.
Independence of the Board
For the purposes of NI 58-101, an “independent director” is a director who has no direct or indirect material relationship with the Corporation. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment. In determining whether a particular Director is an “independent director” or a “non-independent director”, the Board considers the factual circumstances of each Director in the context of these guidelines.
The Board is currently comprised of seven members, a majority of whom are “independent directors” for the purposes of NI 58-101. The six independent Directors are Jordan Kupinsky, Doug Deeth, Rochelle Fuhrmann, Itzhak Krinsky, Frank Perier and Patrick Vink. Mr. Oberman is not independent for the purposes of NI 58-101 due to being a member of the Corporation’s management team.
Independent Non-Executive Chairman
During 2016, the roles of the Non-Executive Chairman and CEO were separated. The Non-Executive Chairman is independent and responsible for the management, development and effective functioning of the Board and provides leadership in every aspect of its work. The Non-Executive Chairman’s key responsibilities include setting the Board meeting agenda in consultation with the CEO and chairing all Board meetings. In the absence of the Non-Executive Chairman, one of the other independent Directors will assume the responsibilities of the Non-Executive Chairman. The Non-Executive Chairman provides leadership to the Directors and ensures the Board is independent from management. The Non-Executive Chairman and each committee can also engage outside consultants without consulting management. This helps ensure they receive independent advice as they feel necessary.
Committee Composition
There are currently three standing committees of the Board: (a) the Audit Committee, (b) the HRCC, and (c) the NCGC. All three committees are comprised solely of independent Directors.
Committee chairs are responsible for the effective organization and operation of the relevant committee he or she chairs and is required to provide leadership in discharging the mandate set out in the committee charter. The chair also acts as primary liaison between the relevant committee and the Corporation’s management where necessary. The chair of each committee reports directly to the Board.
The Board intends to review the composition of the Audit Committee, HRCC and the NCGC subsequent to the Meeting. Any changes in membership of the committees will be disclosed by the Corporation at the appropriate time.

Succession Planning
The NCGC and HRCC (with the advice of the Chief Executive Officer) have primary oversight of succession planning for senior management, the performance of the CEO, and the CEO’s assessments of the other senior officers. The Board, as a whole, conducts in-depth reviews of succession options relating to senior management positions.
The independent Directors participate in the assessment of the CEO’s performance every year. The Board approves all NEO appointments.
Selection of New Board Members
The NCGC considers candidates for Board membership who are suggested by members of the committee, other Board members, members of management and Shareholders as well as outside consultants retained specifically for the purpose of identifying Board candidates. Once the NCGC has identified prospective nominees for directorship, the Board is responsible for selecting such candidates. The NCGC seeks to identify Director candidates with solid business and other appropriate experience and expertise, having regard to the nature of the Corporation’s business and the current composition of the Board, and commitment to devoting the time and attention necessary to fulfill their duties to the Corporation.
In addition to the factors to be considered pursuant to the Diversity Policy (as defined below), the NCGC considers the following general factors in evaluating a prospective candidate to the Board, which include (i) the extent to which the candidate will enhance the objective of having Directors with diverse viewpoints, and (ii) backgrounds, experience, expertise, skills and other demographics of Director candidates. The Corporation believes that the backgrounds and qualifications of its Directors, considered as a group, should provide a mix of skills, experience, and knowledge, which will ensure that the Board is able to continue to fulfill its responsibilities. The NCGC also considers the independence of Directors and proposed Directors. The Corporation has not adopted a formal policy on term limits for its Directors, as it believes the current process used by the NCGC in selecting appropriate nominees for election to the Board on an annual basis ensures that the Board undergoes regular renewal, as necessary.
Assessments and Performance Reviews
The Board, in consultation with the NCGC, on an annual basis, receives a recommendation from the NCGC for assessing the performance and effectiveness of the Board, its committees and the individual Directors. In order to facilitate this, the NCGC is responsible for developing and recommending to the Board a process for assessing criteria that considers the solicitation and receipt of comments from any Directors and the competencies and skills each Director is expected to bring to the Board.
Each individual committee and the Board, in the assessment process overseen by the NCGC (as described above), assesses its own performance and that of the individual Directors of which each is comprised, as well as each committee’s own respective charter.
Gender Diversity
The Corporation has adopted a policy regarding diversity on the Board, in executive office positions and in the employee pool generally (the “Diversity Policy”), which addresses the selection of Directors, officers and employees. The objective of the Diversity Policy is to set out the Corporation’s approach to diversity on the Board, in NEO positions and in the employee pool generally.
The Corporation recognizes that a diverse workforce will promote an inclusive work culture, enhance innovation, increase productivity, and that a diverse workforce is important to achieving the Corporation’s vision of ensuring patients continue to have access to high-quality, established and niche medicines. The Corporation is therefore committed to promoting an environment that embraces diversity and reflects the Corporation’s current core values of integrity, openness, global teamwork, entrepreneurship and decision making.
The Corporation is committed to achieving the following through the Diversity Policy:

•	upholding a merit-based appointment process by accessing a broad pool of diverse candidates; and

•	recruitment and retention of a diverse workforce by promotion of programs that assist in the development of a broader pool of skilled and experienced employees.
The Corporation recognizes that gender diversity is a significant component of diversity and acknowledges the important role that women, with appropriate and relevant skills and experience, play in contributing to the Corporation’s stewardship and management. The NCGC has been directed to search for qualified persons to serve on the Board. Progress toward achieving diversity on the Board as well as the effectiveness of the Diversity Policy will be reviewed periodically. Although the Corporation does not currently have a female NEO (and the percentage of female NEOs is therefore 0%), female candidates are regularly considered for such positions, as well as for positions on the Board. The Board currently has one woman (representing approximately 14% of the Board), Ms. Fuhrmann, who is also a current member and the chair of the Audit Committee and a current member of the NCGC. In addition, the Corporation has two women on its global leadership team, which is composed of key leaders expected to be important in the stabilization of the Corporation in 2017. The Corporation has not adopted targets (for the purposes of NI 58-101) regarding female representation on the Board and in senior management positions due to the relatively short history of the Corporation’s business. The Corporation has been and remains committed to diversity and believes that diversity enhances both the quality and effectiveness of the Corporation’s performance and is an important aspect to effective corporate governance.
A copy of the Disclosure Policy can be found on the Corporation’s website at www.concordiarx.com, which is not incorporated by reference herein.
Majority Voting for Board Elections
The Corporation has adopted a written policy requiring that in an uncontested annual general or special meeting of Shareholders set for the election of Directors, any nominee who does not receive at least a majority (50% + 1 vote) of votes cast “for” his or her election will immediately tender a resignation to the Non-Executive Chairman following such meeting of Shareholders, effective upon acceptance by the Board. The NCGC will consider the offer of resignation and, except in special circumstances, will recommend that the Board accept the resignation. The Board will make its decision and announce it in a press release within ninety (90) days following the applicable annual or special meeting of Shareholders, including the reasons for rejecting the resignation, if applicable. A Director who tenders his or her resignation will not participate in any meeting of the Board to consider whether or not his or her resignation shall be accepted.
A copy of the Majority Voting Policy can be found on the Corporation’s website at www.concordiarx.com, which is not incorporated by reference herein.
Orientation and Education
The NCGC develops, recommends and oversees the Board’s orientation program for new Directors. This program is designed to assist new Directors to understand the role of the Board and its committees, the contribution individual Directors are expected to make to the Corporation (including the commitment of time and energy that the Corporation expects) and the nature and operation of the Corporation’s business. In addition, new Directors are oriented to the roles of the Board, individual Directors and the business and affairs of the Corporation through discussions with the Corporation’s management and the incumbent Directors and by periodic presentations from senior management on major business, industry and competitive issues. Management, along with Board advisors, provide information to the Board and its committees as necessary to keep the Directors up-to-date with corporate governance requirements and best practices, the Corporation and its business and the environment in which it operates, as well as developments concerning the responsibilities of Directors.
The Board currently does not provide continuing education for its Directors. The Directors are encouraged to attend industry and governance related education sessions independently to ensure they are abreast of emerging trends impacting the Corporation. By using a Board composed of experienced professionals with a wide range of financial and pharmaceutical expertise, the Corporation ensures that the Board operates effectively and efficiently.
Code of Conduct
The Board has adopted a written Code of Conduct (the “Code”) that has been adopted by, or is applicable to, all Directors, officers and employees of the Corporation, as well as consultants and contract workers who perform work on behalf of the

Corporation. The Code constitutes written standards that are designed to promote integrity and to deter wrongdoing. In particular, the Code addresses the following issues:

•    equal opportunity employment
•    discrimination and harassment
•    substance abuse
•    compliance with laws, rules and regulations (including insider trading laws)
•    the acceptance of gifts
•    conflicts of interest
•    outside business activities and employment

•    protection and proper use of corporate assets and opportunities
•    confidentiality of corporate information
•    fair dealing with Shareholders
•    record retention and documentation
•    social media use
•    disclosure of breaches of the Code
•    reporting of any illegal or unethical behaviour

Interested parties may request a copy of the Code by writing to the Chief Executive Officer, at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9 or may obtain a copy from the Corporation’s website at www.concordiarx.com, which is not incorporated by reference herein.
Each person to whom the Code is applicable must provide a signed acknowledgement to the Corporation indicating that he or she is responsible for complying with the Code. Furthermore, in keeping with the whistleblower policy contained within the Code, employees are encouraged to report any instance of non-compliance with the Code or applicable laws and regulations with their supervisor or, if appropriate, the Chief Executive Officer or Chief Financial Officer of the Corporation. The Board periodically reviews the Corporation’s policies, including the Code and may revise and update the Code on an annual basis. All new Directors, officers and employees of the Corporation and any subsidiaries, as well as consultants and contract workers who perform work on behalf of the Corporation, are advised of the Code and its importance.
The Corporation is established under and is therefore governed by the provisions of the OBCA. Pursuant to the OBCA, a Director or officer of the Corporation must disclose in writing or by requesting that it be entered in the minutes of meetings of the Board, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Corporation, if the Director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. The interested Director cannot vote on any resolution to approve the contract or transaction, subject to certain limited exceptions.
Committees of the Board
Audit Committee
The Audit Committee is currently comprised of three directors of the Corporation, Ms. Fuhrmann, (Chair) and Messrs. Vink and Kupinsky, all of whom are independent and financially literate for purposes of National Instrument 52-110 – Audit Committees (“NI 52-110”). Mr. Deeth became a member of the Audit Committee for an interim period from February 9, 2016 to March 24, 2016, due to the appointment of Mr. Borkowski as Executive Vice President of the organization. Mr. Vink was appointed to the Audit Committee on March 24, 2016 to replace Mr. Deeth.
The responsibilities and operation of the Audit Committee are set out in the Corporation’s Audit Committee Charter, the text of which is included in the Annual Information Form of the Corporation dated March 15, 2017, which is available under the Corporation’s profile on SEDAR, online at www.sedar.com, and on EDGAR at www.sec.gov. For a discussion of the disclosure required by Part 5 of NI 52-110, please refer to the section entitled “Audit Committee” in the Corporation’s Annual Information Form dated March 15, 2017.
In accordance with NI 52-110, the Audit Committee will, from time to time, implement and oversee procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. In this regard, the Corporation has established a whistleblower policy, which is contained within the Code.

Nominating and Corporate Governance Committee
The NCGC is currently comprised of three members, Messrs. Kupinsky (Chair), Deeth and Ms. Fuhrmann. The relevant education and experience of each member of the NCGC is provided above, under the heading “Director Nominees of Concordia International Corp.” All of the NCGC members are independent for purposes of NI 58-101.
The NCGC oversees the Corporation’s approach to corporate governance matters. A copy of the NCGC’s Charter can be found on the Corporation’s website at www.concordiarx.com, which is not incorporated by reference herein.
The mandate of the NCGC includes:

•	identifying qualified individuals to serve as members of the Board, including incumbent Directors;

•	recommending candidates for election or re-election, including persons to fill newly created Director positions or Board vacancies;

•	recommending Directors for committee membership;

•	leading the Board in its annual self-evaluation;

•	orienting and developing Board members; and

•	developing and monitoring the Corporation’s corporate governance guidelines.
Any recommendation made by the NCGC is presented to the Board for approval to ensure additional oversight of the process.
Human Resources and Compensation Committee
The HRCC is currently comprised of three members, Messrs. Deeth (Chair), Kupinsky and Vink; all of whom are independent for purposes of NI 58-101. The members of the Committee are appointed annually by the Board, and each member of the Committee serves at the pleasure of the Board until the member resigns, is removed, or ceases to be a member of the Board. In addition to the education and experience of each member of the HRCC provided above, under the heading “Director Nominees of Concordia International Corp.”, the members of the HRCC have the following (i) direct experience relevant to their responsibilities on the HRCC in determining executive compensation and (ii) skills and experience that enable the HRCC to make decisions on the suitability of the Corporation’s compensation policies and practices:

•
Mr. Deeth has been involved in setting performance based compensation at both large and small law firms over the course of his career. While on the board of directors of Trimel Pharmaceuticals Corporation (currently Acerus Pharmaceuticals Corporation), he was involved in setting compensation levels for senior officers of that company. While on the Board, he has worked closely with GGA to become familiar with compensation levels and trends within peer groups in the Corporation’s industry and to determine compensation structures that best align the interests of management with those of the Shareholders;

•
Mr. Vink has more than two decades of executive experience in various roles overseeing global businesses within the pharmaceutical industry, being based in multiple countries in Europe and the United States. Most recently he served as Chief Operating Officer of Cubist Pharmaceuticals Inc. In these roles Mr. Vink had broad exposure to compensation and human resources related matters, including making recommendations on compensation matters to executive committees and boards as well as approving executive compensation packages. He has significant experience working with external compensation consultants in North America and in Europe. Mr. Vink also currently serves on the boards of a number of companies where he is actively involved in executive compensation matters as well as compensation policy and practices development; and

•	Mr. Kupinsky chairs the compensation committee of Atlas Financial Holdings Inc., which is listed on NASDAQ.
Ms. Fuhrmann became a member of the HRCC for an interim period from February 9, 2016 to March 24, 2016, due to the appointment of Mr. Borkowski as Executive Vice President of the organization. Mr. Vink was appointed to the HRCC on March 24, 2016 to replace Ms. Fuhrmann. Mr. Oberman was appointed to the HRCC on October 14, 2016 and stepped down from the HRCC on November 1, 2016 upon being appointed as the Chief Executive Officer of the Corporation. Mr. Kupinsky was a member of the HRCC until October 14, 2016 when he was replaced by Mr. Oberman. Mr. Kupinsky was re-appointed to the HRCC on November 1, 2016 to replace Mr. Oberman.

Although the HRCC is comprised entirely of independent Directors, any recommendations of the HRCC must be approved by the Board to ensure an objective process for determining the compensation of its Directors and NEOs.
A copy of the HRCC Charter can be found on the Corporation’s website at www.concordiarx.com, which is not incorporated by reference herein. To fulfil its responsibilities and duties in developing the Corporation’s approach to compensation issues, the HRCC shall:

•	Review and approve corporate goals and objectives relevant to compensation of the CEO and evaluate the performance of the CEO in light of these corporate goals and objectives.

•
Review corporate goals and objectives relevant to compensation of the NEOs (other than the CEO), and other direct reports of the CEO, as approved by the CEO and receive a report annually from the CEO of the performance those NEOs and other direct reports against such corporate goals and objectives.

•
Ensure that the Corporation’s security-based compensation plans and all amendments to such plans which require the approval of the Shareholders are approved by the Board and by Shareholders, as may be required.

•	Approve and evaluate performance measures for executive incentive plans.

•	Review and monitor the status of compliance with the Corporation’s share ownership guidelines, if any.

•
Review any proposed disclosure of executive compensation. Without limiting the foregoing, annually review any report on executive compensation (including any discussion or analysis thereof) and recommend to the Board that it be included in the Corporation’s annual report, management information circular or other documents prepared for an annual meeting of Shareholders.

Position Descriptions
The Board has not developed written position descriptions for the Non-Executive Chairman or the chairs of the committees of the Board. The responsibilities of the Non-Executive Chairman include leadership of the Board and its efficient organization and operation.
Each committee chair is responsible for the effective organization and operation of the relevant committee he or she chairs and is required to provide leadership in discharging the mandate set out in the committee charter. The chair also acts as primary liaison between the relevant committee and the Corporation’s management where necessary. The chair of each committee reports directly to the Board.
Disclosure, Securities Trading and Confidentiality Policy
The Board has adopted a Disclosure, Securities Trading and Confidentiality Policy designed to promote consistent disclosure practices aimed at informative, timely and broadly disseminated disclosure of material information to the public in accordance with all applicable legal and regulatory requirements. It is applicable to all Directors, officers and employees of the Corporation. The Disclosure, Securities Trading and Confidentiality Policy prohibits selective disclosure of material information regarding the Corporation or its business. In addition, the Disclosure, Securities Trading and Confidentiality Policy addresses securities trading matters, and provides for trading blackout periods and quiet periods.
Directors’ and Officers’ Liability Insurance
The Corporation annually renews and purchases insurance coverage for Directors’ and Officers’ liability. The current term (December 19, 2016 to December 19, 2017) premium of approximately $2,021,600 covers Directors’ and officers’ liability for an aggregate limit as set forth in the policy. The policy provides for deductibles ranging from $500,000 to $1,000,000 depending upon the nature of the claim. There is no deductible for any claim made by a Director or officer when indemnification has not been granted. This premium is paid entirely by the Corporation.
The Corporation indemnifies Directors and officers of the Corporation (“Indemnified Persons”) for the full amount of any cost reasonably incurred by an Indemnified Person in connection with any proceeding that may be made or asserted against or affect an Indemnified Person or in which an Indemnified Person is required by law to participate or in which an Indemnified Person participates at the request of the Corporation or in which an Indemnified Person chooses to participate (based on the Indemnified Person’s reasonable belief that he or she may be subsequently named in that proceeding or any proceeding related to it) if it relates to, arises from or is based on an Indemnified Person’s service in an indemnified capacity.

ADDITIONAL INFORMATION
Additional information relating to the Corporation is available under the Corporation’s profile on SEDAR, online at www.sedar.com and on EDGAR at www.sec.gov. Financial information relating to the Corporation is provided in the Financial Statements and the accompanying management’s discussion and analysis. A comprehensive description of the Corporation and its business, as well as a summary of risk factors applicable to the Corporation and its business are set out in the Corporation’s Annual Information Form, dated March 15, 2017, and latest available management’s discussion and analysis. Copies of the Annual Information Form, the Financial Statements, the related management’s discussion and analysis, and any interim consolidated financial statements of the Corporation that have been filed for any period after the end of the Corporation’s most recently completed financial year are available to anyone, upon request to Allan Oberman, Chief Executive Officer at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9, and without charge to Shareholders, and are also available under the Corporation’s profile on SEDAR, online at www.sedar.com, and on EDGAR at www.sec.gov.

DIRECTORS’ APPROVAL
The contents of this Circular and its sending to Shareholders have been approved by the Board.
Dated at Toronto, Ontario, this 8th day of May, 2017.

BY ORDER OF THE BOARD OF DIRECTORS OF CONCORDIA INTERNATIONAL CORP.
By:	<Signed> Jordan Kupinsky
Name: Jordan Kupinsky
Title: Non-Executive Chairman

APPENDIX “A” - STOCK OPTION PLAN
CONCORDIA INTERNATIONAL CORP.
STOCK OPTION PLAN

ARTICLE 1 GENERAL

1.1	Purpose of Plan
The purpose of this Plan (as defined below) is to allow full-time and salaried officers and employees of Concordia International Corp. (“Concordia” or the “Corporation”) or its Subsidiaries (as defined below), directors of Concordia and certain other persons as may be determined by the Board (as defined below) from time to time to participate, through share ownership, in the growth of the business of Concordia and also to enhance Concordia’s ability to attract, retain and motivate key personnel and reward significant performance achievements.

1.2	Defined Terms
The following terms shall have the meanings set out below and grammatical variations of such terms shall have the corresponding meanings:

“affiliate” has the same meaning as “affiliated companies” in the Securities Act (Ontario), as amended from time to time, and shall also include those issuers that are similarly related, whether or not any of the issuers are corporations, companies, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities;
“associate” has the meaning given to that term in the Securities Act (Ontario), as amended from time to time;
“arm’s length” has the meaning given to that term in the Income Tax Act (Canada), as now in effect;
“Black-Out Period” means any period during which a policy of Concordia prevents an Insider of Concordia from trading in the Shares;
“Board” means the board of directors of Concordia at the applicable time;
“Business Day” means any day, other than a Saturday or a Sunday, or a day observed as a statutory or civic holiday in Toronto, Ontario;
“Committee” shall have the meaning attributed thereto in Section 2.1(c);
“Continuing Employee Optionee” shall have the meaning attributed thereto in Section 6.1(b);
“control” means, in respect of any person, such person’s power or authority to direct, or cause the direction of, directly or indirectly, the management, policies or actions of any other person, whether through the ownership of voting securities or by contract or otherwise. Without limiting the foregoing, a person (the “first person”) will be conclusively deemed to control another where the first person beneficially owns, directly or through intermediaries, more than 50% of the voting securities of the other;
“Date of Employment” shall mean the date of the employment agreement between an Employee Optionee and Concordia or a Subsidiary, as applicable, or, if no such employment agreement exists, the date on which the Employee Optionee commenced his or her employment with Concordia or a Subsidiary, as applicable, as determined by the Board in its discretion;
“Date of Grant” means, for any Option, the date the Option was granted by the Board;
“Disability” means, in respect of any Optionee, the Optionee’s inability, due to debilitating physical incapacity, to substantially perform his or her duties and responsibilities as an employee or director of Concordia or a Subsidiary, as applicable, for 90 consecutive days or a total of 180 days in any consecutive 12-month period;
“Effective Date” means December 20, 2013;
“Eligible Person” means, subject to all applicable laws, any employee, officer or director of the Corporation or any Subsidiary or any other person or entity engaged to provide ongoing services to the Corporation or any Subsidiary pursuant to a written contract with the Corporation or any Subsidiary where such person or entity spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or any Subsidiary and any other person who is designated by the Board as an Eligible Person;
“Employee Optionee” shall have the meaning attributed thereto in Section 4.1;
“Employee Termination Date” shall have the meaning attributed thereto in Section 4.2(a);

“Exercise Notice” means the notice respecting the exercise of an Option, substantially in the form annexed hereto as Schedule B, as may be amended from time to time, signed by an Optionee and stating the Optionee’s intention to exercise all or a portion of a particular Option;
“Exercise Price” means the price per share at which a Share may be purchased under any Option, as the same may be adjusted from time to time in accordance with Section 3.5;
“Expiry Date” shall mean the date on which an Option expires, following which it shall immediately terminate and be cancelled without any further act or formality;
“Independent Director” means any director of the Corporation who would be considered “independent” for the purposes of National Instrument 52-110 - Audit Committees;
“Insider” has the meaning given to that term in the Securities Act (Ontario), as amended from time to time, and shall include associates and affiliates of the Insider;
“Liquidity Event” shall have the meaning attributed thereto in Article 6;
“Market Price” means the volume-weighted average price of the Shares on a Stock Exchange where the majority of the trading volume and value of the Shares occurs, for the five trading days immediately preceding the relevant date on which Market Price is to be determined. If the Shares are not listed for trading on a Stock Exchange, the Market Price shall be the fair market value of the Shares as determined by the Board of Directors of the Corporation;
“Non-Continuing Employee Optionee” shall have the meaning attributed thereto in Section 6.1(b);
“Option” means an option to purchase one Share at a specified Exercise Price granted on the Date of Grant under this Plan;
“Option Agreement” means, with respect to any Option, the agreement entered into between Concordia and the Optionee setting out the terms and conditions of such Option, as the same may be amended, supplemented or replaced from time to time;
“Optionee” means a person to whom an Option has been granted;
“Plan” means this Stock Option Plan of Concordia, as amended, as the same may be further amended, supplemented or replaced from time to time;
“Retirement” means the normal retirement of the Employee Optionee from employment with, or from appointment as a director of, Concordia or the early retirement of the Employee Optionee pursuant to any applicable retirement plan of Concordia, all as determined by the Board, acting reasonably;
“Share Compensation Arrangement” means any compensation or incentive arrangement which involves the issuance, or potential issuance, from treasury of securities of the Corporation;
“Shares” means the common shares of Concordia or, in the event of an adjustment contemplated by Section 3.5, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;
“Stock Exchange” means the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange, the TSX Venture Exchange, or if the Shares are not listed on either the Toronto Stock Exchange or the TSX Venture Exchange, such other principal market upon which the Shares are traded as designated by the Board or the Committee from time to time;
“Subsidiary” means a person, other than a natural person, that is controlled by Concordia; and
“Third Party” means, in relation to Concordia, a person with whom it deals at arm’s length.

1.3	Interpretation

(a)    As used herein, the terms “Article” and “Section” mean and refer to the specified Article and Section of this Plan, respectively.

(b)    Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(c)	Unless otherwise specified, all references to money amounts are to Canadian currency.

(d)    Any time period referred to in this Plan shall be calculated excluding the day on which the period commences and including the day on which the period ends.

(e)    Whenever any payment is required to be made, event is to occur, action is required to be taken or period of time is to expire on a day other than a Business Day, such payment shall be made, event is to occur, action shall be taken or period of time shall expire on the next following Business Day.

1.4	Schedules

The following are the Schedules annexed hereto and incorporated by reference and deemed to be part of this Plan:

Schedule A    -    Form of Option Agreement Schedule B    -    Form of Exercise Notice

ARTICLE 2 ADMINISTRATION OF THE PLAN

2.1	Administration

(a)    This Plan will be administered by the Board.

(b)    The Board shall have the power, where consistent with the general purpose and intent of this Plan to do as follows:

(i)	establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of this Plan;

(ii)	interpret and construe this Plan and to determine all questions arising out of this Plan and any Options granted pursuant to this Plan;

(iii)	designate persons or entities engaged to provide ongoing services to the Corporation or any Subsidiary as Eligible Persons;

(iv)	determine the Eligible Persons to whom Options are to be granted and to grant Options

(v)	approve the assignment of Options in accordance with Section 3.7;

(vi)	determine the number of Shares subject to each grant of Options and to reserve such Shares for issuance;

(vii)	determine for each Option the Exercise Price;

(viii)	determine the time or times when Options will be granted and the terms upon which Options will vest and be exercisable;

(ix)	determine if the Shares which are subject to Options will be subject to any restrictions upon the exercise of such Options;

(x)	prescribe the form of the instruments relating to the grant, exercise and other terms of Options; and

(xi)	make all other reasonable determinations and take all other reasonable actions, necessary or advisable for the implementation and administration of this Plan.

Any interpretation, construction or determination made by the Board in accordance with this Section shall be final, binding and conclusive for all purposes.

(c)    To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee (the “Committee”) of the Board or to the Chief Executive Officer of Concordia, all or any of the powers conferred on the Board under this Plan. In such event, the Committee or the Chief Executive Officer of Concordia, as applicable, will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. Any decision made or action taken by the Committee or the Chief Executive Officer of Concordia arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive.

(d)    The day-to-day administration of this Plan may be delegated to such officers and employees of Concordia as the Board determines.

2.2	Total Shares Subject to Options

(a)    The maximum number of Shares which may be reserved and set aside for issue under this Plan shall not exceed 10% of the Shares issued and outstanding from time to time on a non-diluted basis, provided that the Board shall have the right, from time to time, to increase such percentage subject to the approval of shareholders of the Corporation and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. For purposes of clarity, the maximum number of Shares reserved and set aside for issue under this Plan shall be inclusive of any Shares reserved for issuance pursuant to any other security based compensation arrangement of Concordia, including Concordia’s long term incentive plan. In addition:

(i)	Options granted under this Plan shall not result, at any time, in the number of Shares reserved for issuance to any one person exceeding 5% of the outstanding issue of Shares;

(ii)
the aggregate number of Shares issued to Insiders of Concordia within any 12-month period, or issuable to Insiders of Concordia at any time, under this Plan and any other security-based compensation arrangement of Concordia, may not exceed 10% of the total number of issued and outstanding Shares of Concordia at such time; and

(iii)
the aggregate number of Shares reserved for issue to any one “service provider” (within the meaning of the applicable requirements of the Stock Exchange) of Concordia upon the exercise of Options shall not exceed 2% of the total number of Shares then outstanding, excluding Shares issued to such “service provider” upon the exercise of Options over the preceding 12 month period.

(b)    For purposes of this Section 2.2, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Option.

(c)    Shares that were the subject of Options that have been exercised, surrendered, lapsed, cancelled or terminated shall thereupon no longer be in reserve and may once again be subject to an Option granted under this Plan.

2.3	Option Agreements

(a)    Execution and Delivery of Option Agreement - Each grant of Options under Section 3.1 of this Plan shall be evidenced by an Option Agreement and it shall be a condition of the grant of any Option that the applicable Optionee executes and delivers to Concordia an Option Agreement. Such Option Agreements will be substantially in the form of the Option Agreement set out in Schedule A hereto and will contain such provisions or changes, including changes to the terms of this Plan, that the Board may direct. Any one officer or director of Concordia is authorized and empowered to execute and deliver, for and on behalf of Concordia, an Option Agreement to each Optionee.

(b)    Optionee’s Agreement to be Bound - Execution of an Option Agreement by an Optionee shall be construed as acceptance by the Optionee of the terms and conditions of this Plan and all policies, rules, regulations and procedures adopted hereunder, as such may be amended from time to time.
ARTICLE 3
GRANT OF OPTIONS

3.1	Grant of Options

(a)    Options Granted at the Discretion of the Board - Options may be granted to Eligible Persons from time to time at the discretion of the Board provided that at no time will the number of Options granted under this Plan exceed the aggregate number of Shares reserved under Section 2.2, and in the case of Independent Directors, Section 3.1(b).

(b)    The grant date fair value of Options granted to Independent Directors under the Plan shall not exceed $100,000 to each Independent Director per year. Notwithstanding any other provision hereunder, the equity award value of Options may not, when combined with any Shares issuable to such Independent Director under any other Share Compensation Arrangement, have an aggregate equity award value in excess of $150,000.

(c)    Terms and Conditions of Options - Subject to this Article 3, the Board shall determine the following in its sole discretion with respect to each Option;

(i)	the number of Shares issuable on the exercise of such Option;

(ii)	the Exercise Price,

(iii)	the Expiry Date;

(iv)	the vesting schedule, if any; and

(v)	such other terms and conditions as the Board may consider appropriate in its sole discretion.

3.2	Exercise Price

The Exercise Price at which any Option may be exercised to acquire a Share shall be determined by the Committee on the Date of Grant, provided that such price shall be not less than the lesser of (i) the closing trading price of the Shares on the Stock Exchange on the Date of Grant and (ii) the Market Price of the Shares on the Date of Grant of the Option.

3.3	Expiry Date

(a)    The Expiry Date for an Option granted under this Plan shall not in any circumstance be later than the lesser of the 10th anniversary of the Date of Grant of such Option and such maximum period of time as may be allowed by the Stock Exchange.

(b)    Notwithstanding anything contained in this Plan or an Option Agreement, if the date on which an Option expires occurs during, or within 10 days of the last day of, a Black-Out Period or other trading restriction imposed by Concordia, the date of termination or expiry for the Option will be the last day of the 10-day period.

3.4	Exercise of Option

(a)    Delivery of Exercise Notice by Optionee – An Optionee may exercise any Option which has vested by delivering to Concordia an Exercise Notice accompanied by payment of the Exercise Price in respect of the Shares to be purchased. The Exercise Price must be fully paid by certified cheque, bank draft or wire transfer of immediately available funds payable to Concordia. No Shares will be issued or transferred until full payment therefor has been received by Concordia.
(b)    Cashless Exercise – As an alternative to Section 3.4(a), an Optionee may elect a “cashless” exercise of any Options in an Exercise Notice. In such case, Concordia will make arrangements which may include arranging a broker to advance an amount equal to the Exercise Price to the Optionee for payment to Concordia of the Exercise Price in which case the Optionee will provide a direction to the broker to immediately sell at least a sufficient number of the Shares received upon exercise of the Option for proceeds in an amount sufficient to satisfy repayment of the advance, payment of applicable withholding taxes and any broker fees.

(c)    Delivery of Share Certificates by Concordia - As soon as practicable after receipt of any Exercise Notice and full payment, Concordia will deliver to the Optionee a certificate or certificates representing the acquired Shares, provided that Concordia shall not be required to issue or deliver any certificate or certificates for Shares prior to the obtaining of approval or other clearance from any governmental agency which the Board in its sole discretion determines to be necessary or advisable.

3.5	Other Adjustments

Appropriate adjustments, in the number of Shares optioned and the Exercise Price of any outstanding Option shall automatically take effect upon any adjustments in the number of Shares resulting from any subdivision, consolidation or reclassification of the Shares, the payment of any stock dividend by Concordia (other than dividends in the ordinary course)

or other relevant changes in the capital stock of Concordia and the Board shall determine the resulting Shares subject to any grant of Options and the Exercise Price thereof and such determination, absent manifest error, shall be binding on all parties.

3.6	Withholding and Tax Consequences Generally

(a)    Tax Payment or Withholding - The exercise of each Option granted under this Plan is subject to the condition that if, at any time, Concordia determines, in its discretion, that the satisfaction of taxes, including withholding tax, or other withholding liabilities is necessary or desirable in respect of the exercise of any Optionee’s Option, the exercise of the Option is not effective unless such taxes have been paid or withholdings made or arranged to the satisfaction of the Board. Concordia may require an Optionee to pay to Concordia, in addition to the Exercise Price, any amount that Concordia is obliged to remit to the relevant taxing authority in respect of the exercise of the Option. Any such additional payment is due no later than the date on which any amount with respect to the Option exercised is required to be remitted by Concordia.

(b)    Tax Returns - It is the responsibility of the Optionee to complete and file any tax returns which may be required of the Optionee under any applicable tax laws within the period prescribed by such laws.

3.7	Transfer of Options
(a)    Options Not Transferable - An Option is personal to the Optionee and, except as otherwise set out in the Option Agreement relating to the grant of an Option or as determined by the Board or the Committee in its sole discretion, is non-assignable. Except as set out in the Option Agreement relating to the grant of an Option and this Section 3.7, during the lifetime of an Optionee that is an individual, an Option shall be exercisable only by the Optionee and, upon the death of an Optionee, by the legal personal representative(s) of the estate of the Optionee in accordance with Section 4.2(b)(i). No Options shall entitle the holder to any rights or privileges as a shareholder of Concordia until all conditions of exercise have been complied with in accordance with this Plan. In the case of an Optionee that is not an individual, any change of control of such Optionee or a change in control of such Optionee’s parent entity (direct or indirect) shall constitute a transfer for the purposes of this Plan.

(b)    RRSPs and Holding Companies – Subject to the approval of the Board or the Committee, an Optionee that is an individual may elect, at any time, to participate in this Plan by holding or transferring any Options granted under this Plan in or to a registered retirement savings plan established by such Optionee for the sole benefit of such Optionee or in a personal holding company controlled by such Optionee. For the purposes of this Section 3.7(b), a personal holding corporation shall be deemed to be controlled by an Optionee if: (i) voting securities carrying more than 50% of the votes for the election of directors of such corporation are held, otherwise than by way of security only, by or for the benefit of such Optionee and the votes carried by such voting securities are entitled, if exercised, to elect a majority of the board of directors of such corporation; and (ii) all of the equity securities of such corporation are directly or indirectly held, otherwise than by way of security only, by or for the benefit of such Optionee and/or his or her spouse, children or grandchildren. In the event that an Optionee elects to hold the Options granted under this Plan in a registered retirement savings plan or personal holding corporation, the provisions of this Plan shall continue to apply as if the Optionee held such Options directly.
(c)    Pledge of Options - An Optionee may pledge or otherwise grant a security interest in all or part of the Options held thereby from time to time in favour of a bank listed in a Schedule to the Bank Act (Canada) or other similar financial institution to secure bona fide indebtedness of the applicable Optionee.

(d)    Law Requiring Transfer - If an Option becomes transferable by operation of law contrary to the provisions of this Plan, then such Option shall expire and become unexercisable immediately prior to such transfer.
ARTICLE 4
TERMINATION OF EMPLOYMENT

4.1	Employment Requirement
Subject to Section 4.2 and to any resolution passed by the Board providing otherwise, all Options held by an officer or employee of the Corporation or any Subsidiary (an “Employee Optionee”) shall expire and terminate, and any such Employee Optionee shall cease to be an Eligible Person, immediately upon the Employee Termination Date for such Employee Optionee or the date of such Employee Optionee’s death, Disability or Retirement.

4.2	Termination of Employment
(a)    Application of this Section 4.2 - If the employment of an Employee Optionee terminates before the expiry of an Option held by that Employee Optionee in accordance with the terms thereof, then the provisions of Section 4.2(b) shall apply to:

(i)	Options that are exercisable upon the effective date of termination of such Employee Optionee’s employment (the “Employee Termination Date”) regardless of the reason for such termination; and

(ii)	Options that become exercisable in the one year period following the Employment Termination Date, if the termination arose as a result of the Employee Optionee’s death, Disability or Retirement.

(b)	Exercise of Options Following Termination – Options referred to in Section 4.2(a) may be exercised as follows:

(i)
if the Employee Optionee is deceased, by the legal personal representative(s) of the estate of the Employee Optionee at any time during the one year period following the death of the Employee Optionee;

(ii)
if the termination of the employment of the Employee Optionee arises as a result of the Disability or Retirement of the Employee Optionee, by the Employee Optionee at any time during the one year period following the Employment Termination Date;

(iii)
if the termination of the employment of the Employee Optionee arises as a result of a termination for cause or resignation of the Employee Optionee without good reason, by the Employee Optionee at any time during the 10-day period following the Employee Termination Date; or

(iv)	in all other cases, by the Employee Optionee at any time during the 90-day period following the Employee Termination Date.

(c)    When Employment Terminates - For purposes of this Plan, an Employee Optionee shall be deemed to have ceased to be employed by Concordia or any Subsidiary on the earlier of the effective date the Employee Optionee is formally terminated or ceases to perform services for Concordia or such Subsidiary, as the case may be, without regard to:
(i) whether such Employee Optionee continues thereafter to receive any payment from Concordia or such Subsidiary, as the case may be, in respect of the termination of such Employee Optionee’s employment, including without limitation any continuation of salary or other compensation in lieu of notice of such termination; or (ii) whether such Employee Optionee is entitled or claims to be entitled at law to greater notice of such termination or compensation in lieu thereof than has been received by such Employee Optionee.

(d)    Meaning of “For Cause” and “Without Good Reason” - For purposes of Section 4.2, a termination shall be deemed to have been “for cause”, or a resignation deemed to have been “without good reason”, in any circumstances where such termination or resignation, as applicable, arises in connection with: (i) the Employee Optionee’s conviction in a court of law or entering a plea of guilty to any offence under the Criminal Code (Canada) or any similar legislation of any jurisdiction punishable by imprisonment, unless such conviction or plea is in respect of behaviour that could not reasonably be considered as related to the Employee Optionee’s employment or damaging to the reputation of Concordia or its Subsidiaries; or (ii) any moral turpitude whatsoever or any act or omission by the Employee Optionee that constitutes fraud, dishonesty, breach of trust or theft involving the funds, property, business or affairs of Concordia or any of its Subsidiaries.

4.3	Unexercisable Options
Except in connection with the death, Disability or Retirement of an Employee Optionee as provided for in Section 4.2(a)(ii), any Options held by the Optionee that were not exercisable at the Employee Termination Date shall immediately expire and be cancelled on such date.

4.4	Leaves of Absence
For purposes of this Plan, an Optionee who is granted in writing a leave of absence or who is entitled to a statutory leave of absence shall be deemed to have remained in the employ of Concordia or a Subsidiary, as applicable, during such leave of absence.

4.5	Change of Status

Notwithstanding Section 4.1, unless the Board, in its discretion, otherwise determines, at any time and from time to time, Options held by an Employee Optionee are not affected by a change of employment within or among Concordia and one or more of its Subsidiaries for so long as the Optionee continues to be an Employee Optionee.

4.6	Discretion to Permit Exercise

Notwithstanding the provisions of Section 4.1, the Board may, in its sole discretion, at any time prior to or following the events contemplated in this Article 4, permit the exercise of any or all Options held by the Optionee in the manner and on the terms authorized by the Board.

ARTICLE 5
AMENDMENT OR DISCONTINUANCE OF PLAN

5.1	Amendment, Suspension and Termination

(a)    Right of the Board to Amend, etc. - In addition to any other rights provided in this Plan, but subject to Section 5.1(b), 5.1(c) and 5.1(d) the Board may:

(i)	amend, suspend or terminate this Plan or any portion thereof at any time and without notice to or approval from any Optionee; or

(ii)	amend or modify any outstanding Option in any manner to the extent that the Board would have had the initial authority to grant the Option as so modified or amended,

whereupon this Plan shall be amended or discontinued, as appropriate, in the manner and to the extent required by applicable laws and other rules and regulations.

(b)    Restrictions on Amendments etc. – The Board shall not take any action pursuant to Section 5.1(a) that would adversely affect the rights of an Optionee in a material manner in connection with any Option, unless:

(i)	such action is permitted by this Plan or the Option Agreement relating to such Option; or

(ii)
the prior consent of the affected Optionee is obtained, and provided that such action is taken in accordance with applicable legislation, and subject to any required regulatory or shareholder approval.

(c)
Amendments Requiring Shareholder Approval. - Notwithstanding anything to the contrary in Sections 5.1(a) or 5.1(b), the Board may not make any amendments, modifications and changes to this Plan or to any Option granted under this Plan with respect to the following matters without the approval of the shareholders of Concordia, in accordance with the applicable rules and regulations of the Stock Exchange:

(i)	the maximum number of Shares reserved for issuance under this Plan;

(ii)	a reduction in the exercise price for Options (including Options held by Insiders);

(iii)	an extension to the term of any Option (including Options held by Insiders);

(iv)	an increase in any limit on grants of Options (including Options held by Insiders) set out in this Plan;

(v)	any amendment to the provisions of the Plan that would permit Options to be transferred or assigned other than as set forth in Section 3.7 of this Plan;

(vi)	any amendments to the provisions contained in Section 3.1(b); and

(vii)	any amendment to this Section 5.1 which is not within the nature of Section 5.1(d).

(d)
Amendments Not Requiring Shareholder Approval. The Board make any amendments to the Plan that it determines (i) to be necessary or desirable to ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or Stock Exchange; or (ii) of a “housekeeping” nature, which includes amendments to eliminate any ambiguity or correct or supplement any provision contained herein which may be incorrect or incompatible with any other provision hereof.

5.2	Effect of Termination of Plan
If this Plan is terminated, the provisions of this Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of this Plan, will continue in effect as long as any Options or any rights pursuant thereto remain outstanding. Any rights to purchase Shares predating this Plan pursuant to the option plans of Concordia or its Subsidiary shall hereafter be governed and subject to this Plan except for the purpose of the calculations necessary under Sections 2.2 and 3.1(a).

ARTICLE 6
LIQUIDITY EVENTS

6.1	Consequences of Liquidity Event

(a)    Application of Section 6.1 - If Concordia proposes to amalgamate, merge or consolidate with any other Third Party, or in connection with any proposed sale or conveyance of all or substantially all of the property or assets of Concordia to a Third Party or any proposed offer to acquire all of the outstanding Shares of Concordia by a Third Party (in each case, a “Liquidity Event”), the terms and conditions of this Section 6.1 shall apply.

(b)    Determination of Continuing Employees - In connection with any Liquidity Event, the Board (in consultation with any counterparty to a transaction which constitutes such Liquidity Event), shall determine which Employee Optionees will, as applicable, have their employment with Concordia, its Subsidiaries or their successors terminated or to whom an offer of employment with the acquirer will not be extended. Such Employee Optionees are referred to under this Plan as “Non-Continuing Employee Optionees”. All other Employee Optionees are referred to under this Plan as “Continuing Employee Optionees”.

(c)    Effect of Liquidity Event - In connection with a Liquidity Event, at the discretion of the Board, the Board may declare Options held by Non-Continuing Employee Optionees and/or the Options held by Continuing Employee Optionees to either of the below:

(i)
All or a portion of such Options shall be exchanged immediately prior to the completion of the Liquidity Event for options (of substantially similar terms and value) to purchase shares in the capital of the acquiror or any corporation which results from an amalgamation, merger or similar transaction involving Concordia in connection with the Liquidity Event, whereupon all rights associated with the affected Options to purchase the Shares underlying such Options or to exercise such Options shall terminate and all such outstanding Options shall immediately expire and cease to have any further force or effect; or

(ii)
For all such Options there shall be paid or delivered by Concordia, or Concordia shall cause to be paid or delivered, an amount of cash or non-cash consideration per Share, as applicable, in respect of each of the Shares underlying all such vested Options immediately prior to the completion of the Liquidity Event equal in value (as determined by the Board in its discretion, acting reasonably) to the positive difference between the price per Share equal to the greater of the Market Price and the price paid by any third party purchaser (in the case of an acquisition of all of the Shares of Concordia) and the applicable Exercise Price, whereupon all rights of the affected Options and the rights of the holder thereof to exercise such Options shall terminate and all such outstanding Options shall immediately expire and cease to have any further force or effect.

6.2	Alternative Consequences

(a)    If the actions set out in Sections 6.1 (or some combination thereof) cannot, as determined by the Board in its sole discretion, be completed by reason of conflict with applicable laws or the regulations of a Stock Exchange with respect to any of the Options held by a Continuing Employee Optionee or Non-Continuing Employee Optionee, as applicable, the vesting of all Options held by such Continuing Employee Optionee or Non-Continuing Employee Optionee, as applicable, may be accelerated by resolution of the Board and shall thereafter not be affected by any action completed in accordance with Section 6.1 (other than being cancelled after the Liquidity Event), as applicable, to permit the exercise of such Options at any time prior to the completion of the Liquidity Event, and upon completion of the Liquidity Event all rights of the affected Continuing Employee Optionee or Non-Continuing Employee Optionee to purchase the Shares underlying such Options or to exercise such Options shall terminate and all such outstanding Options shall immediately expire and cease to have any further force or effect.

(b)    The Board may exercise any of its powers under Sections 6.1 and 6.2(a) prior to the date of completion of a Liquidity Event, conditional on the Liquidity Event being completed.

ARTICLE 7
MISCELLANEOUS PROVISIONS

7.1	No Right to Employment or Service

(a)    Neither participation in this Plan nor any action taken under this Plan shall give or be deemed to give any Optionee a right to continued employment with, or service to, Concordia or any Subsidiary, nor shall such participation interfere with the right of Concordia or any Subsidiary to terminate any Optionee’s employment or provision of service at any time or for any reason.

(b)    Nothing in this Plan or the Optionee’s opportunity to participate in this Plan shall be construed to provide the Optionee with any rights whatsoever to participate or continue to participate in this Plan, or to compensation or damages in lieu of continued participation or the right to participate in this Plan upon the termination of the Optionee as officer or employee of Concordia or any Subsidiary for any reason whatsoever.

7.2	Fractional Shares

No fractional Shares will be issued on the exercise of any Options granted under this Plan. If, as a result of any adjustment to the number of Shares issuable on the exercise of any Options granted pursuant to this Plan, an Optionee would be entitled to receive a fractional Share, such Optionee shall have the right to acquire only the adjusted number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares so disregarded. For the avoidance of doubt, in the event that an Optionee would be entitled to a fractional Share upon the exercise of any Options, no such fractional Share shall be issued but the number of Shares to be received by such Optionee shall be rounded down to the next lowest whole number of Shares.

7.3	Rights as Shareholder

Optionees shall not be, and shall not have any of the rights or privileges of, shareholders of Concordia in respect of any Shares purchasable in connection with any grant unless and until full payment has been made to Concordia, all conditions of exercise of an Option have been complied with by the Optionee and certificates representing any such Shares have been issued by Concordia to such Optionees (or book entries representing such Shares have been made and such Shares have been deposited with the appropriate registered book-entry custodian) in accordance with this Plan and applicable Option Agreement. For greater certainty, an Optionee shall not have the right or be entitled to exercise any voting rights, receive dividends or have or be entitled to any other rights as a shareholder of Concordia in respect of any Options.

7.4	Severability

The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this Plan to the extent of such invalidity or unenforceability.

7.5	Option Grants Conditional

(a)    If at any time Concordia shall determine in its sole discretion that the issuance of Shares upon the exercise of Options may conflict or be inconsistent with any applicable law or regulation of any governmental agency having jurisdiction over Concordia or its securities, Concordia reserves the right to refuse to issue such Shares for so long as such conflict or inconsistency remains outstanding. In such case such Options shall be treated for all purposes under this Plan as if they were subject to a Black-Out Period.

(b)	The exercise of the Options granted under this Plan shall be subject to:

(i)
the receipt from the applicable Optionee of such representations, agreements and undertakings including as to future dealings in Shares issued upon the exercise of Options, as Concordia or its counsel determines to be necessary or advisable in order to prevent any violation of securities or other laws of any jurisdiction or as may be required by the underwriters of any public offering of securities of Concordia; and

(ii)
the condition that if at any time Concordia shall determine in its sole discretion that it is necessary or desirable to comply with any legal requirements or the requirements of any regulatory authority or to obtain any approval or consent from any such regulatory authority as a condition of, or in connection with, this Plan, any grant of Options under this Plan, the exercise of the Options granted under this Plan or the issue of Shares as a result thereof, then in any such event any Options granted prior to such approval and acceptance shall be conditional upon such compliance having been effected or such approval or consent having been given and no such Options may be exercised unless and until such compliance is effected or until such approval or consent is given on conditions satisfactory to Concordia in its sole discretion.

7.6	Governing Law

This Plan and all Option Agreements entered into pursuant to this Plan shall be governed by the laws of Ontario.

7.7	Notices

Each notice relating to any Options granted pursuant to this Plan, including any notices in connection with the exercise thereof, must be in writing. All notices to Concordia must be delivered personally or by prepaid registered mail or recognized courier service. All notices to an Optionee will be addressed to the principal address of the Optionee on file with Concordia. Either Concordia or an Optionee may designate a different address by written notice to the other. Any notices delivered to Concordia or an Optionee shall be deemed to be received, if delivered personally, on the date of delivery, and if sent by prepaid registered mail or recognized courier service, on the third Business Day following the date of mailing. Any notice given by an Optionee or Concordia is not binding on the recipient thereof until received or deemed to be received in accordance with this Section 7.7.

7.8	Special Requirements for U.S. Taxpayers

In addition to the other provisions of this Plan (and notwithstanding any other provision of this Plan to the contrary), the following limitations and requirements will apply to any Option granted to a U.S. taxpayer;

(a)    If the specified averaging period described in the definition of Market Price in Section 1.2 is to be used with the Option granted to a U.S. taxpayer, the Board shall irrevocably specify the commitment to grant the Option before the beginning of any specified averaging period upon which the Market Price is to be based (and, for greater certainty, such specification shall include the number of Shares subject to the Option and the method for determining the exercise price before the beginning of the specified averaging period).

(b)    Notwithstanding Section 3.3(b) or any other provision of this Plan, an Option granted to a U.S. taxpayer shall expire no later than the Option’s maximum expiry date as established on the Date of Grant in accordance with Section 3.3(a).

7.9	Effective Date

This Plan shall be effective as of the Effective Date.

Effective as of December 20, 2013, as duly approved by resolution of the shareholders of the Corporation on December 16, 2013.

Amended as of June 27, 2014, by resolution of the Shareholders of the Corporation dated June 27, 2014.

Amended as of November 13, 2014, by resolution of the Board of Directors of the Corporation dated November 13, 2014.

Amended as of June 9, 2017, by resolution of the Shareholders of the Corporation dated June 9, 2017.

SCHEDULE A

OPTION AGREEMENT

Concordia International Corp. (“Concordia”) hereby grants to the Optionee named below (the “Optionee”),      options (the “Options”) to purchase, in accordance with and subject to the terms and conditions of this Agreement, together with the provisions of the Concordia Stock Option Plan (the “Plan”) effective as of December 20, 2013, as amended, and as may be further amended from time to time, the number of common shares in the capital of Concordia (“Shares”) at the exercise price per share set forth below:

Name of Optionee:
Address of Optionee

Date of Grant:	<@>
Total Number of Shares Subject to Options:	<@>
Expiry Date:	<@>

Vesting Date	Number of Options Becoming Exercisable	Exercise Price

The terms and conditions of the Plan are hereby incorporated by reference as terms and conditions of this Option Agreement and are acknowledged and agreed to by the Optionee and Concordia. All capitalized terms used herein, unless expressly defined in a different manner, have the meanings ascribed thereto in the Plan.

CONCORDIA INTERNATIONAL CORP.

By:
Name:
Title:

I have read the foregoing Option Agreement and the Plan and hereby accept the Options to purchase Shares in accordance with and subject to the terms and conditions of such Agreement and the Plan. I agree to be bound by the terms and conditions of the Plan.

Date Accepted	Name:

SCHEDULE B
EXERCISE NOTICE FORM – OPTIONS

Exhibit A

EXERCISE NOTICE FORM – OPTIONS

This Exercise Notice is delivered to Concordia in respect of the options to purchase common shares (“Shares”) of Concordia International Corp. (“Concordia”) granted to me (the “Options”) pursuant to the Stock Option Plan of Concordia (the “Plan”).

I,	, hereby exercise the Options as set out below.
(print name)

Date of Grant:

Number of Shares:

Exercise Price per Share: C$

CHOOSE ONE OF THE FOLLOWING:

A.	Cash Exercise

In connection with the foregoing, in order to make full payment of the exercise price to acquire the Shares under the Options and pay the required amount of withholding taxes, in the aggregate amount of C$    , I hereby select one of the following options:

¨ I enclose a certified cheque or bank draft payable to Concordia; or

¨ I have initiated a wire transfer of immediately available funds to Concordia.

B.	Cashless Exercise

In connection with the foregoing and in accordance with Section 3.4(b) of the Plan I elect a cashless exercise of the Options. I hereby irrevocably authorize [name of qualified broker] (“Broker”) to promptly sell on my behalf at least a sufficient number of Shares acquired upon exercise of the Options to realize sale proceeds in an amount equal to the exercise price, applicable withholding taxes, plus any brokerage commissions or fees. I hereby direct Broker to deliver an amount equal to the exercise price and withholding taxes to Concordia to the extent such amounts were not otherwise paid to Concordia.

Dated	Optionee’s Signature

APPENDIX “B” - RESOLUTION TO APPROVE STOCK OPTION PLAN

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF CONCORDIA INTERNATIONAL CORP.

TO APPROVE THE STOCK OPTION PLAN

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

(a)
the stock option plan (the “SOP”) of Concordia International Corp. (the “Corporation”), attached as Appendix “A” to the Corporation’s management information circular dated May 8, 2017 (the “Circular”), be and the same is hereby approved;

(b)
the maximum number of common shares which may be reserved and set aside for issue under the SOP in respect of awards of options to eligible persons shall not exceed 10% of the common shares issued and outstanding from time to time on a non-diluted basis, provided that the board of directors of the Corporation shall have the right, from time to time, to increase such percentage subject to the approval of shareholders of the Corporation and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. For purposes of clarity, the maximum number of common shares reserved and set aside for issue under the SOP shall be inclusive of any common shares reserved for issuance pursuant to any other security based compensation arrangement of the Corporation, including the Corporation’s long term incentive plan, as amended;

(c)	the board of directors of the Corporation be authorized to revoke this resolution before it is acted upon without requiring further approval of the shareholders of the Corporation in that regard;

(d)	future shareholder approval of the SOP will be required on or before the third anniversary of the date of approval of this resolution; and

(e)
any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to perform all such acts and deeds and things and execute, under the corporate seal of the Corporation or otherwise, deliver and file all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

B-1

APPENDIX “C” - LONG TERM INCENTIVE PLAN

CONCORDIA INTERNATIONAL CORP.
LONG TERM INCENTIVE PLAN

ARTICLE 1

1.1	Purpose, Plan Definitions and Interpretation

1.1.1
The purpose of this Plan (as defined below) is to advance the interests of Concordia (as defined below): (a) through the motivation, attraction and retention of key employees and directors of Concordia; (b) by aligning the interests of Participants (as defined below) with the interests of the shareholders of Concordia generally; and (c) by furnishing Participants with an additional incentive in their efforts on behalf of Concordia.

1.1.2	In this Plan, the following terms have the following meanings:

(a)	“Account” means a Deferred Share Unit Account or a Restricted Share Unit Account, as applicable;

(b)
“Applicable Law” includes, without limitation, all applicable securities, corporate, tax and other laws, rules, regulations, instruments, notices, blanket orders, decision documents, statements, circulars, procedures and policies including, without limitation, the policies, rules and by-laws of the Exchange;

(c)
“Applicable Withholding Taxes” means any and all taxes and other source deductions or other amounts which Concordia is required by Applicable Law to withhold from any amounts paid or credited to a Participant under the Plan;

(d)	“Award” means an award of Deferred Share Units and/or Restricted Share Units under this Plan;

(e)	“Award Agreement” means the agreement in writing between Concordia and a Participant evidencing the terms and conditions under which an Award has been granted under this Plan;

(f)
“Beneficiary” means, subject to Applicable Law, any person designated by a Participant to receive any amount payable under the Plan in the event of a Participant’s death or, failing designation, the Participant’s estate;

(g)
“Blackout Period” means the period during which the relevant Participant is prohibited from trading in any securities of Concordia due to trading restrictions imposed by Concordia in accordance with its securities trading policies;

(h)	“Board” means the board of directors of Concordia;

(i)	“Change of Control” means the occurrence of any one or more of the following events:

(i)
any merger, business combination, consolidation, amalgamation, arrangement or similar transaction in which voting securities of Concordia possessing more than fifty percent (50%) of the total combined voting power of Concordia’s outstanding voting securities are transferred to a person or group of persons acting jointly or in concert different from the persons holding those securities immediately prior to such transaction;

(ii)
any acquisition, directly or indirectly, by a person or group of persons acting jointly or in concert of beneficial ownership of voting securities of Concordia possessing more than fifty percent (50%) of the total combined voting power of Concordia’s outstanding securities;

(iii)	a transaction or event that results in the directors of Concordia immediately prior to such transaction or event ceasing to constitute a majority of the Board following such transaction or event;

(iv)	any sale, transfer or other disposition of all or substantially all of the assets of Concordia in one or a series of related transactions;

(v)	a liquidation, dissolution or winding-up of Concordia; or

(vi)	any transaction or series of transactions involving Concordia or any of its affiliates that the Board in its discretion deems to be a Change of Control;
provided however, that a Change of Control shall not be deemed to have occurred if such Change of Control results solely from the issuance, in connection with a bona fide financing or series of financings by Concordia, of voting securities of Concordia or any rights or entitlements to acquire voting securities of Concordia which are convertible into or exchangeable for voting securities. Notwithstanding the foregoing, the determination of “Change of Control” under any employment agreement between a Participant and Concordia shall be determined and administered separately from this Plan;

(j)	“Compensation Committee” means the Human Resources and Compensation Committee or similar committee of the Board;

(k)	“Concordia” means Concordia Healthcare Corp. and, where the context requires it, includes its subsidiaries, affiliates, successors and assigns;

(l)	“Consultant” means a “service provider” as defined in the policies of the Exchange;

(m)	“Date of Grant” of a Unit means the date such Unit is granted to a Participant under the Plan, as evidenced by an Award Agreement between Concordia and the Participant;

(n)	“Deferred Share Unit” or “DSU” means a unit designated as a “Deferred Share Unit” representing the right to receive one Share in accordance with the terms set forth in the Plan;

(o)	“Deferred Share Unit Account” has the meaning set forth in Section 4.1.1;

(p)
“Disability” means, in respect of any Participant, the Participant’s inability, due to debilitating physical incapacity, to substantially perform his or her duties and responsibilities as an employee or director of the Corporation for 90 consecutive days or a total of 180 days in any consecutive 12- month period;

(q)
“DSU Final Payment Date” means, with respect to a Deferred Share Unit granted to a DSU Participant, December 31 of the calendar year following the calendar year in which the DSU Termination Date occurred;

(r)	“DSU Gross Payment” has the meaning set forth in Section 4.3.2(b)(i);

(s)
“DSU Participant” means a Director of Concordia who has been designated by Concordia for participation in the Plan and who has agreed to participate in the Plan and to whom Deferred Share Units have or will be granted hereunder;

(t)
“DSU Termination Date” of a DSU Participant means, the day that the DSU Participant ceases to be a director of Concordia for any reason including, without limiting the generality of the foregoing, as a result of Retirement, death, voluntary or involuntary termination without cause, or permanent disability;

(u)	“DSU Whole Shares” has the meaning set forth in Section 4.3.2(c)(i);

(v)	“Eligible Person” means an officer, director, employee or Consultant of Concordia;

(w)
“Exchange” means the Toronto Stock Exchange or, if the Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada or the United States on which such Shares are listed and posted for trading as may be selected for such purpose by the Board;

(x)	“Extension Period” has the meaning set forth in Section 3.2.2;

(y)	“Fair Market Value” means, with respect to a Share on any date, the weighted average trading price of the Shares on the Exchange for the five days on which Shares were traded immediately preceding that date; provided that if the Shares are not listed for trading on a stock exchange on such date, the Fair Market Value shall be the price per Share as the Board, acting in good faith, may determine;

(z)	“Insider” has the meaning given to that term in the Securities Act (Ontario), as amended from time to time, and shall include associates and affiliates of the Insider;

(aa)	“ITA” means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supp.), including the regulations promulgated thereunder, as amended from time to time;

(ab)
“Leave of Absence” means any period during which, pursuant to the prior written approval of Concordia or by reason of Disability, the Participant is considered to be on an approved leave of absence or on Disability and does not provide any services to Concordia;

(ac)	“Outstanding Issue” is determined on the basis of the number of Shares that are outstanding immediately prior to the Share issuance in question;

(ad)	“Participant” means a RSU Participant or a DSU Participant, as applicable;

(ae)	“Participant Information” has the meaning set forth in Section 6.6.4(b);

(af)	“Plan” means this Long Term Incentive Plan, as the same may be amended or varied from time to time;

(ag)	Restricted Share Unit” or “RSU” means a unit designated as a “Restricted Share Unit” representing the right to receive one Share in accordance with the terms set forth in the Plan;

(ah)	“Restricted Share Unit Account” has the meaning set forth in Section 3.1.1;

(ai)
“Retirement” means the normal retirement of the Participant from employment with or from appointment as a director of Concordia or the early retirement of the Participant pursuant to any applicable retirement plan of Concordia, all as determined by the Board, acting reasonably;

(aj)
“RSU Final Vesting Date” means, with respect to a Restricted Share Unit granted to a RSU Participant, December 31 of the calendar year which is three (3) years after the calendar year in which the service was performed in respect of which the particular Award was made;

(ak)	“RSU Gross Payment” has the meaning set forth in Section 3.3.2(b)(i);

(al)
“RSU Participant” means an Eligible Person who has been designated by Concordia for participation in the Plan and who has agreed to participate in the Plan and to whom Restricted Share Units have or will be granted hereunder;

(am)
“RSU Participant Termination Date” of a RSU Participant means, where the Participant’s employment with or service to Concordia has been terminated, the Participant’s last day of active employment with or service to Concordia, regardless of the reason for the termination of employment or termination of services;

(an)	“RSU Vesting Date” means, with respect to a Restricted Share Unit granted to a RSU Participant, the date determined in accordance with Section 3.2;

(ao)	“RSU Whole Shares” has the meaning set forth in Section 3.3.2(c)(i);

(ap)	“Share” means a common share in the capital of Concordia;

(aq)	“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(ar)	“Units” means Deferred Share Units and/or Restricted Share Units, as applicable;

(as)	“U.S. Participant” means a Participant who is a U.S. Person or who is holding or exercising Units in the United States;

(at)
“U.S. Person” has the meaning set forth in Rule 902(k) of Regulation S under the U.S. Securities Act and generally includes, but is not limited to, any natural person resident in the United States, any partnership or corporation organized under the laws of the United States and any estate or trust of which any executor, administrator or trustee is a U.S. Person;

(au)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(av)	“Vested Deferred Share Units” has the meaning set forth in Section 4.2.1;

(aw)	“Vested Restricted Share Units” has the meaning set forth in Section 3.2.4; and

(ax)	“Vested Units” mean Vested Deferred Share Units and/or Vested Restricted Share Units, as applicable.
In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

ARTICLE 2
GRANT OF UNITS

2.1	Grant of Units

2.1.1
Subject to the terms of the Plan, the Board may make grants of Deferred Share Units to DSU Participants and Restricted Share Units to RSU Participants in such number, at such times and on such terms and conditions, as the Board may, in its sole discretion, determine and thereafter Concordia shall provide an Award Agreement to each Participant; provided that:

(a)
The maximum number of Shares which may be reserved and set aside for issue under this Plan in respect of Awards of Deferred Share Units to DSU Participants and for payments in respect of Awards of Restricted Share Units to RSU Participants shall not exceed 10% of the Shares issued and outstanding from time to time on a non-diluted basis, provided that the Board shall have the right, from time to time, to increase such percentage subject to the approval of shareholders of the Corporation and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. For purposes of clarity, the maximum number of Shares reserved and set aside for issue under this Plan shall be inclusive of any Shares reserved for issuance pursuant to any other security based compensation arrangement of Concordia, including Concordia’s stock option plan;

(b)
Shares that were the subject of Awards that have expired, been surrendered, lapsed, cancelled or terminated shall thereupon no longer be in reserve and may once again be subject to an Award granted under this Plan; and

(c)
under no circumstances shall this Plan, together with all of Concordia’s other previously established or proposed stock options, restricted share units, deferred share units, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, result, at any time, in:

(i)	the number of Shares reserved for issuance to Insiders at any time exceeding 10% of the Outstanding Issue;

(ii)	the issuance to Insiders, within a one year period, of a number of Shares exceeding 10% of the Outstanding Issue; or

(iii)	the issuance to any one Insider, within a one year period, of a number of Shares exceeding 5% of the Outstanding Issue.

2.1.2
Awards that are Restricted Share Units may only be granted to RSU Participants and Awards that are Deferred Share Units may only be granted to DSU Participants; provided that the participation in the Plan is voluntary. In determining the Participants to whom Awards may be granted and the number of Restricted Share Units and Deferred Share Units to be awarded pursuant to each Award, the Board may (but is not required to) take into account the following factors, as applicable:

(a)	compensation data for comparable benchmark positions among Concordia’s competitors;

(b)	the duties and seniority of the Participant;

(c)	the performance of the Participant in the prior year relative to the performance measures of Concordia for the relevant performance period;

(d)	individual and/or departmental contributions and potential contributions to the success of Concordia; and

(e)	such other factors as the Board shall deem relevant in connection with accomplishing the purposes of the Plan.

2.1.3
The Board may at any time appoint the Compensation Committee to, among other things, interpret, administer and implement this Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. The Board will take such steps that in its opinion are required to ensure that the Compensation Committee has the necessary authority to fulfill its functions under this Plan.

2.1.4
All grants of Deferred Share Units and Restricted Share Units under this Plan will be evidenced by Award Agreements. Any one executive officer of Concordia is authorized and empowered to execute and deliver, for and on behalf of Concordia, an Award Agreement to each Participant.

2.2	Forfeited Units

2.2.1
For greater certainty, no Participant shall have any entitlement to receive any payment (whether in cash, Shares or otherwise) in respect of any Units which have been forfeited under this Plan, by way of damages, payment in lieu or otherwise.

ARTICLE 3
RESTRICTED SHARE UNITS

3.1	Restricted Share Unit Grants and Accounts

3.1.1
An Account, to be known as a “Restricted Share Unit Account”, shall be maintained by Concordia for each RSU Participant that has been granted Restricted Share Units. On each Date of Grant, the Restricted Share Unit Account will be credited with the Restricted Share Units granted to a RSU Participant on that date.

3.1.2
The establishment of the Plan in respect of Restricted Share Units shall be an unfunded obligation of Concordia. Neither the establishment of the Plan in respect of Restricted Share Units nor the grant of any Restricted Share Units or the setting aside of any funds by Concordia (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust. Legal and equitable title to any funds set aside for the purposes of the Plan in respect of Restricted Share Units shall remain in Concordia and no RSU Participant shall have any security or other interest in such funds. Any funds so set aside shall remain subject to the claims of creditors of Concordia present or future. Amounts payable to any RSU Participant under the Plan in respect of Restricted Share Units shall be a general, unsecured obligation of Concordia. The right of the RSU Participant or Beneficiary to receive payment pursuant to the Plan in respect of Restricted Share Units shall be no greater than the right of other unsecured creditors of Concordia.

3.2	Vesting

3.2.1	Subject to Sections 3.2.2 and 3.2.3 and unless otherwise approved by the Board and set forth in the applicable Award Agreement, a Restricted Share Unit granted under this Plan shall vest as follows:

(a)	as to 33⅓% of the Restricted Share Units with respect to such Award, on the first anniversary of the Date of Grant;

(b)	as to 33⅓% of the Restricted Share Units with respect to such Award, on the second anniversary of the Date of Grant;

(c)	as to 33⅓% of the Restricted Share Units with respect to such Award, on the third anniversary of the Date of Grant;

provided; however, that all Restricted Share Units granted under a particular Award shall vest on or before the RSU Final Vesting Date for such Restricted Share Units.

3.2.2
Subject to Section 3.2.3, in the event that a RSU Vesting Date for a Restricted Share Unit granted under this Plan occurs within a Blackout Period or within five business days after a Blackout Period, the RSU Vesting Date for such Restricted Share Unit shall be ten business days after the date the Blackout Period ends (the “Extension Period”); provided that if an additional Blackout Period is subsequently imposed by Concordia during the Extension Period, then such Extension Period shall be deemed to commence following the end of such additional Blackout Period to enable the RSU Vesting Date for such Restricted Share Unit to be ten business days after the end of the last imposed Blackout Period.

3.2.3
If any Applicable Law, including any law in respect of a Blackout Period, would apply at any particular time to prevent payment in respect of a Restricted Share Unit pursuant to Section 3.3.1 to be made on or before the RSU Final Vesting Date for such Restricted Share Unit, then the RSU Vesting Date for such Restricted Share Unit will be accelerated by the Board to ensure that such payment is made on or before the RSU Final Vesting Date for such Restricted Share Unit.

3.2.4
All Restricted Share Units recorded in a RSU Participant’s Restricted Share Unit Account which have vested in accordance with this Plan and which have not been forfeited hereunder by the Participant on the RSU Participant Termination Date are referred to herein as “Vested Restricted Share Units”.

3.2.5
For greater certainty, no RSU Participant nor any Beneficiary or other person claiming through a RSU Participant shall be entitled to any benefit hereunder in respect of any Restricted Share Units that are not Vested Restricted Share Units.

3.2.6
Notwithstanding anything else herein contained, Concordia may, in its discretion, at any time permit the acceleration of vesting of any or all Restricted Share Units, all in the manner and on the terms as may be authorized by the Board.

3.3	Payment in Respect of Restricted Share Units

3.3.1
Payment in respect of an Award of a Restricted Share Unit granted to a RSU Participant shall become payable on each RSU Vesting Date for such Restricted Share Unit in accordance with Section 3.3.2; provided, however that all payments under a particular Award shall be made on or before the RSU Final Vesting Date for such Restricted Share Unit.

3.3.2	On each RSU Vesting Date in respect of an Award of Restricted Share Units granted to a RSU Participant:

(a)
Concordia shall decide, in its sole discretion, to make all payments in respect of an Award of a Restricted Share Unit to a RSU Participant in cash, in Shares issued from treasury, or in a combination of cash and Shares issued from treasury, in the manner described in this Section 3.3.2;

(b)
where Concordia decides to make all payments in respect of an Award of a Restricted Share Unit to a RSU Participant in cash, Concordia shall pay to the RSU Participant a cash amount equal to the amount by which:

(i)
the product that results by multiplying: (A) the number of Restricted Share Units credited to the RSU Participant’s Restricted Share Unit Account as at the RSU Vesting Date that are Vested Restricted Share Units; by (B) the Fair Market Value of a Share on the RSU Vesting Date (such amount referred to as the “RSU Gross Payment”); exceeds

(ii)	all Applicable Withholding Taxes in respect of such payment;

(c)	where Concordia decides to make all payments in respect of an Award of a Restricted Share Unit to a RSU Participant in Shares issued from treasury, Concordia shall:

(i)
determine the number of whole Shares that the RSU Participant has the right to receive under such Award (the “RSU Whole Shares”) as the quotient (rounded down to the nearest whole number) obtained by dividing: (A) the RSU Gross Payment; by (B) the Fair Market Value of a Share determined on the date of issuance; and

(ii)	subject to Section 3.3.2(e), issue that number of Shares from treasury that is equal to the number of RSU Whole Shares determined under Section 3.3.2(c)(i);

(d)	where Concordia decides to make payments in respect of an Award of a Restricted Share Unit to a RSU Participant in a combination of cash and Shares issued from treasury, Concordia shall:

(i)	issue from treasury a number of Shares not to exceed the number that would be issued if Section 3.3.2(c) applied; and

(ii)
pay to the RSU Participant a cash amount equal to the amount by which the RSU Gross Payment exceeds the aggregate Fair Market Value on the date of issuance of the Shares issued from treasury, net of any Applicable Withholding Taxes; and

(e)
where Concordia decides to make any payments in respect of an Award of a Restricted Share Unit to a RSU Participant in Shares issued from treasury, Concordia shall have the right to withhold, or to require the RSU Participant to remit to Concordia in advance of the issue of such Shares, an amount sufficient to satisfy any Applicable Withholding Taxes. For greater certainty, Concordia may decide in its sole discretion to satisfy any Applicable Withholding Taxes by withholding from the Shares otherwise deliverable to the RSU Participant such number of Shares having a value, determined as of the date that the withholding tax obligation arises, equal to the amount of the total withholding tax obligation.

3.3.3	In the event of the acceleration of an Award of Restricted Share Units pursuant to Section 5.2.1(d), the payment provisions of this Section 3.3 shall apply.

3.4	Dividends Paid on Shares

3.4.1
Subject to Section 3.4.2, in the event Concordia pays a dividend on the Shares subsequent to the granting of an Award, the number of Restricted Share Units relating to such Award (that are not Vested Restricted Share Units) (the “Original RSU”) shall be increased by an amount equal to:

(a)
the product of: (i) the aggregate number of Original RSUs held by the RSU Participant on the record date for such dividend; and (ii) the per Share amount of such dividend (or, in the case of any dividend payable in property other than cash, the per Share fair market value of such property as determined by the Board), divided by

(b)	the Fair Market Value of a Share calculated as of the date that is three days prior to the record date for the dividend.

3.4.2
In the event that Concordia pays a dividend on the Shares in additional Shares, the number of Original RSUs shall be increased by a number equal to the product of: (a) the aggregate number of Original RSUs held by the RSU Participant on the record date of such dividend; and (b) the number of Shares (including any fraction thereof) payable as a dividend on one Share, and in such circumstance the Participant’s Restricted Share Unit Account shall be credited to reflect such increase.

3.5	Termination of Employment or Leave of Absence

3.5.1
Subject to Section 3.2.1 and the provisions of any applicable Award Agreement, upon the RSU Participant ceasing to be an Eligible Person due to involuntary termination with cause or voluntary termination by the RSU Participant, all Restricted Share Units previously credited to such RSU Participant’s Restricted Share Unit Account which did not become Vested Restricted Share Units on or prior to the RSU Participant Termination Date shall be terminated and forfeited as of the RSU Participant Termination Date.

3.5.2
Upon the RSU Participant ceasing to be an Eligible Person by reason of involuntary termination without cause, death, total or permanent long-term disability (as reasonably determined by the Board) or Retirement of the RSU Participant, any Restricted Share Units previously credited to such RSU Participant’s Restricted Share Unit Account which did not become Vested Restricted Share Units on or prior to the RSU Participant Termination Date, shall continue to vest in accordance with their terms and pursuant to Section 3.2.1 or, at the discretion of the Board, be terminated and forfeited as of the RSU Participant Termination Date.

3.5.3
Upon a RSU Participant commencing a Leave of Absence, unless otherwise determined by the Board in its sole discretion, any Restricted Share Units previously credited to such RSU Participant’s Restricted Share

Unit Account shall continue to vest in accordance with their terms pursuant to Section 3.2.1.

3.5.4
If the relationship of the RSU Participant with Concordia is terminated for any reason prior to the vesting of the Restricted Share Units, whether or not such termination is with or without notice, adequate notice or legal notice or is with or without legal or just cause, the RSU Participant’s rights shall be strictly limited to those provided for in this Section 3.5, or as otherwise provided in the applicable Award Agreement between the RSU Participant and Concordia. Unless otherwise specifically agreed to in writing by Concordia, the RSU Participant shall have no claim to, or in respect of, any Restricted Share Units which may have or would have vested had due notice of termination of employment been given, nor shall the RSU Participant have any entitlement to damages or other compensation or any claim for wrongful termination or dismissal in respect of any Restricted Share Units or loss of profit or opportunity which may have or would have vested or accrued to the RSU Participant if such wrongful termination or dismissal had not occurred or if due notice of termination had been given. This provision shall be without prejudice to the RSU Participant’s rights to seek compensation for lost employment income or lost employment benefits (other than those accruing under or in respect of the Plan and any Restricted Share Units) in the event of any alleged wrongful termination or dismissal.

ARTICLE 4
DEFERRED SHARE UNITS

4.1	Deferred Share Unit Grants and Accounts

4.1.1
An Account, to be known as a “Deferred Share Unit Account”, shall be maintained by Concordia for each DSU Participant that has been granted Deferred Share Units. On each Date of Grant, the Deferred Share Unit Account will be credited with the Deferred Share Units granted to a DSU Participant on that date.

4.1.2
The establishment of the Plan in respect of Deferred Share Units shall be an unfunded obligation of Concordia. Neither the establishment of the Plan in respect of Deferred Share Units nor the grant of any Deferred Share Units or the setting aside of any funds by Concordia (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust. Legal and equitable title to any funds set aside for the purposes of the Plan in respect of Deferred Share Units shall remain in Concordia and no DSU Participant shall have any security or other interest in such funds. Any funds so set aside shall remain subject to the claims of creditors of Concordia present or future. Amounts payable to any DSU Participant under the Plan in respect of Deferred Share Units shall be a general, unsecured obligation of Concordia. The right of the DSU Participant or Beneficiary to receive payment pursuant to the Plan in respect of Deferred Share Units shall be no greater than the right of other unsecured creditors of Concordia.

4.2	Vesting

4.2.1
All Deferred Share Units recorded in a DSU Participant’s Deferred Share Unit Account shall vest on the DSU Participant’s DSU Termination Date and shall be referred to herein as “Vested Deferred Share Units” as of that date, unless otherwise determined by the Board in its sole discretion.

4.2.2	DSU Participants will not have any right to receive any benefit under the Plan in respect of a Deferred Share Unit until the DSU Termination Date.

4.3	Payment in Respect of Deferred Share Units

4.3.1
Payment in respect of an Award of a Deferred Share Unit granted to a DSU Participant shall become payable on the DSU Termination Date of the DSU Participant in the amount and in the manner referred to in Section 4.3.2. All payments to be made by Concordia in respect of a Deferred Share Unit in Shares issued from treasury shall occur on the DSU Termination Date and all payments to be made by Concordia in respect of a Deferred Share Unit in cash shall occur on or before the DSU Final Payment Date for such Deferred Share Unit. Notwithstanding the foregoing, any payment in cash in respect to an award of a Deferred Share Unit granted to a U.S. Participant shall be paid as soon as practicable following the DSU Termination Date, but in no case later than the DSU Final Payment Date (which in such cases the definition of DSU Final Payment Date shall be read to substitute “December 31” with “March 15”).

4.3.2	On the DSU Termination Date in respect of an Award of Deferred Share Units granted to a DSU Participant:

(a)	Concordia shall decide, in its sole discretion, to make all payments in respect of an Award of a Deferred Share Unit to a DSU Participant in cash, in Shares issued from treasury, or in a combination of cash and Shares issued from treasury, in the manner described in this Section 4.3.2;

(b)
where Concordia decides to make all payments in respect of an Award of a Deferred Share Unit to a DSU Participant in cash, Concordia shall pay to the DSU Participant a cash amount equal to the amount by which:

(i)
the product that results by multiplying: (A) the number of Deferred Share Units credited to the DSU Participant’s Deferred Share Unit Account as at the DSU Termination Date that are Vested Deferred Share Units; by (B) the Fair Market Value of a Share on the DSU Termination Date (such amount referred to as the “DSU Gross Payment”); exceeds

(ii)	all Applicable Withholding Taxes in respect of such payment;

(c)	where Concordia decides to make all payments in respect of an Award of a Deferred Share Unit to a DSU Participant in Shares issued from treasury, Concordia shall:

(i)
determine the number of whole Shares that the DSU Participant has the right to receive under such Award (the “DSU Whole Shares”) as the quotient (rounded down to the nearest whole number) obtained by dividing: (A) the DSU Gross Payment; by (B) the Fair Market Value of a Share determined on the date of issuance; and

(ii)	subject to Section 4.3.2(e), issue that number of Shares from treasury that is equal to the number of DSU Whole Shares determined under Section 4.3.2(c)(i);

(d)	where Concordia decides to make payments in respect of an Award of a Deferred Share Unit to a DSU Participant in a combination of cash and Shares issued from treasury, Concordia shall:

(i)	issue from treasury a number of Shares not to exceed the number that would be issued if Section 4.3.2(c) applied; and

(ii)
pay to the DSU Participant a cash amount equal to the amount by which the DSU Gross Payment exceeds the aggregate Fair Market Value on the date of issuance of the Shares issued from treasury, net of any Applicable Withholding Taxes; and

(e)
where Concordia decides to make any payments in respect of an Award of a Deferred Share Unit to a DSU Participant in Shares issued from treasury, Concordia shall have the right to withhold, or to require the DSU Participant to remit to Concordia in advance of the issuance of such Shares, an amount sufficient to satisfy any Applicable Withholding Taxes. For greater certainty, Concordia may decide in its sole discretion to satisfy any Applicable Withholding Taxes by withholding from the Shares otherwise deliverable to the DSU Participant such number of Shares having a value, determined as of the date that the withholding tax obligation arises, equal to the amount of the total withholding tax obligation.

4.3.3	In the event of the acceleration of an Award of Deferred Share Units pursuant to Section 5.2.1(d), the payment provisions of this Section 4.3 shall apply.

4.3.4
For greater certainty, no amount will be paid to, or in respect of, a DSU Participant under the Plan or pursuant to any other arrangement, and no other Deferred Share Units will be granted to such DSU Participant to compensate for a reduction in the fair market value of a Share, nor will any other form of benefit be conferred upon, or in respect of, a DSU Participant for such purpose.

4.4	Dividends Paid on Shares

4.4.1
Subject to Section 4.4.2, in the event Concordia pays a dividend on the Shares subsequent to the granting of an Award, the number of Deferred Share Units relating to such Award (that are not Vested Deferred Share Units) (the “Original DSU”) shall be increased by an amount equal to:

(a)
the product of: (i) the aggregate number of Original DSUs held by the DSU Participant on the record date for such dividend; and (ii) the per Share amount of such dividend (or, in the case of any dividend payable in property other than cash, the per Share fair market value of such property as determined by the Board); divided by

(b)	the Fair Market Value of a Share calculated as of the date that is three days prior to the record date for the dividend.

4.4.2
In the event that Concordia pays a dividend on the Shares in additional Shares, the number of Original DSUs shall be increased by a number equal to the product of: (a) the aggregate number of Original DSUs held by the DSU Participant on the record date of such dividend; and (b) the number of Shares (including any fraction thereof) payable as a dividend on one Share, and in such circumstance the Participant’s Deferred Share Unit Account shall be credited to reflect such increase.

ARTICLE 5
ADJUSTMENTS AND CHANGE OF CONTROL

5.1	Adjustments

5.1.1
Appropriate adjustments to this Plan and to Awards shall be made, and shall be conclusively determined, by the Board to give effect to adjustments in the number of Shares resulting from subdivisions, consolidations, substitutions, reorganizations or reclassifications of the Shares, or changes in the capital of Concordia (including any such changes resulting from a Change of Control). Any dispute that arises at any time with respect to any such adjustment will be conclusively determined by the Board, and any such determination will be binding on Concordia, the Participant and all other affected parties.

5.2	Change of Control

5.2.1	In the event of a Change of Control or proposed Change of Control:

(a)
the Board shall, in an appropriate and equitable manner, determine any adjustment to the number and type of Shares (or other securities or other property) that thereafter shall be made the subject of and issuable as payment under Awards;

(b)	the Board shall, in an appropriate and equitable manner, determine the number and type of Shares (or other securities or other property) subject to and issuable as payment under outstanding Awards;

(c)
the Board shall, in an appropriate and equitable manner, determine the acquisition price with respect to settlement or payment of any Award; provided, however, that the number of Shares covered by any Award or to which such Award relates shall always be a whole number;

(d)
the Board shall, in its sole discretion, determine the manner in which all unvested Awards granted under this Plan will be treated including, without limitation, requiring the acceleration of the time for the vesting of such Awards by the Participants and the time for the expiry of such Awards;

(e)
the Board or any company which is or would be the successor to Concordia or which may issue securities in exchange for Shares upon the occurrence of a Change of Control may offer any Participant the opportunity to obtain a new or replacement award for securities into which the Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Shares issuable under the Award (and otherwise substantially upon the terms of the Award being replaced, or upon terms no less favourable to the Participant) including, without limitation, the periods during which the Award may be exercised and expiry dates; and in such event, the Participant shall, if he or she accepts such offer, be deemed to have released his or her Award and such Award shall be deemed to have lapsed and be cancelled; and

(f)
the Board may convert or exchange for or into any other security or any other property or cash, any Award that is still capable of being exercised, upon giving to the Participant to whom such Award has been granted at least 30 days’ written notice of its intention to convert or exchange such Award, and during such period of notice, the Award, to the extent it has not been exercised, may be exercised by the Participant without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the Award shall lapse and be cancelled.

Subsections (a) through (f) of this Section 5.2.1 may be utilized independently of, successively with, or in combination with each other and Section 5.1.1 and nothing therein contained shall be construed as limiting or affecting the ability of the Board to deal with Awards in any other manner. All determinations by the Board under this Article 5 will be final, binding and conclusive for all purposes.

5.2.2
The Board may, in its sole discretion, cancel any or all outstanding Awards and pay to the holders of any such Awards, in cash, the value of such Awards based upon the price per Share received or to be received by other shareholders of the Concordia in the event of a Change of Control.

5.2.3
The grant of any Awards under this Plan will in no way affect Concordia’s right to adjust, reclassify, reorganize or otherwise change or exchange its capital or change its business structure, to complete a Change of Control or to merge, amalgamate, reorganize, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets or engage in any like transaction.

5.2.4
No adjustment or substitution provided for in this Article 5 will require Concordia to issue a fractional share in respect of any Awards and the total substitution or adjustment with respect to each Award will be limited accordingly.

ARTICLE 6
ADMINISTRATION
6.1    Administration

6.1.1
The Plan shall be administered by Concordia in accordance with the provisions hereof. All costs and expenses of administering the Plan will be paid by Concordia. Concordia may, from time to time, establish administrative rules and regulations and prescribe forms or documents relating to the operation of the Plan as it may deem necessary to implement or further the purpose of the Plan and amend or repeal such rules and regulations or forms or documents. In administering the Plan, the Board or the Compensation Committee may seek recommendations from the Chairman, Chief Executive Officer or Chief Financial Officer of Concordia or such other advisors as they deem appropriate. The Board may also delegate to the Compensation Committee or any director, officer or employee of Concordia such duties and powers relating to the Plan as it may see fit. Concordia may also appoint or engage a trustee, custodian or administrator to administer or implement the Plan.

6.1.2
Concordia shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties. At such times as Concordia shall determine, Concordia shall furnish the Participant with a statement setting forth the details of his or her Units including Date of Grant and the Vested Units held by each Participant.

6.1.3	(a) Any notice, statement, certificate or other instrument required or permitted to be given to a Participant or any person claiming or deriving any rights through him or her shall be given by:

(i)	delivering it personally to the Participant or to the person claiming or deriving rights through him or her, as the case may be;

(ii)
other than in the case of a delivery of Shares, sending it to the Participant via facsimile or similar means of electronic transmission to the facsimile or e-mail address which is maintained for the Participant in Concordia’s personnel records; or

(iii)	mailing it postage paid (provided that the postal service is then in operation) or delivering it to the address which is maintained for the Participant in Concordia’s personnel records.

(b)
Any notice, statement, certificate or other instrument required or permitted to be given to Concordia shall be given by mailing it postage paid (provided that the postal service is then in operation), delivering it to Concordia at its principal address, or (other than in the case of a payment) sending it by means of facsimile or similar means of electronic transmission, to the attention of the Chief Financial Officer of Concordia.

(c)
Any notice, statement, certificate or other instrument referred to in Section 6.1.3(a) or 6.1.3(b), if delivered, shall be deemed to have been given or delivered on the date on which it was delivered, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the third business day following the date on which it was mailed and if by facsimile or similar means of electronic transmission, on the next business day following transmission.

6.2	Amendments

6.2.1
Concordia retains the right without shareholder approval (i) to amend the Plan or any Restricted Share Units or Deferred Share Units from time to time to (A) make amendments of a grammatical, typographical, clerical and administrative nature and any amendments required by a regulatory authority or to comply or conform with Applicable Laws, (B) change vesting provisions of the Plan or any Restricted Share Units or Deferred Share Units, (C) make any other amendments of a non-material nature, (D) make amendments to the definition of “DSU Participant” and/or “RSU Participant” or the eligibility requirements of participating in this Plan, where such amendment would not have the potential of broadening or increasing Insider participation, (E) make amendments to the manner in which Participants may elect to participate in the Plan, (F) make any amendments to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under this Plan, or (G) make any amendment which is intended to facilitate the administration of this Plan; or (ii) to suspend, terminate or discontinue the terms and conditions of the Plan and the Restricted Share Units and Deferred Share Units granted hereunder by resolution of the Board, provided that:

(a)
no such amendment to the Plan shall cause the Plan in respect of Restricted Share Units to cease to be a plan described in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248(1) of the ITA or any successor to such provision;

(b)	no such amendment to the Plan shall cause the Plan in respect of Deferred Share Units to cease to be a plan described in regulation 6801(d) of the ITA or any successor to such provision; and

(c)	any amendment shall be subject to the prior consent of any applicable regulatory bodies, including the Exchange, as may be required.

6.2.2
Any amendment to the Plan made in accordance with Section 6.2.1(i)(B) or 6.2.1(ii) shall take effect only with respect to Awards granted after the effective date of such amendment, provided that it may apply to any outstanding Award with the mutual consent of Concordia and the Participants to whom such Awards have been granted.

6.2.3
Any amendment to the Plan other than as described in Section 6.2.1 shall require the approval of the shareholders of Concordia given by the affirmative vote of a simple majority of the common shares (or, where required, “disinterested” shareholder approval) represented at a meeting of the shareholders of Concordia at which a motion to approve the Plan or an amendment to the Plan is presented. Specific amendments requiring shareholder approval include:

(a)	to increase the number of Shares reserved under the Plan;

(b)
to change the definition of RSU Participants or DSU Participants or the eligibility requirements of participating in this Plan, where such amendment would have the potential of broadening or increasing Insider participation;

(c)	the extension of any right of a Participant under this Plan beyond the date on which such right would originally have expired;

(d)	to permit RSUs or DSUs to be transferred other than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death;

(e)	to permit awards other than RSUs and DSUs under the Plan; and

(f)	to amend this Section 6.2.3 so as to increase the ability of the Board to amend the Plan without shareholder approval.

6.3	Currency

6.3.1	All payments and benefits under the Plan shall be determined and paid in the lawful currency of Canada.

6.4	Beneficiaries and Claims for Benefits

6.4.1
Subject to the requirements of Applicable Law, a Participant shall designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Board may from time to time determine

6.5	Representations and Covenants of Participants

6.5.1	Each Award Agreement will contain representations and covenants of the Participant that:

(a)	in respect of a RSU Participant, the RSU Participant is an Eligible Person;

(b)	in respect of a DSU Participant, the DSU Participant is a Director;

(c)	the Participant has not been induced to enter into such Award Agreement by the expectation of employment or continued employment or appointment or continued appointment with Concordia;

(d)
the Participant is aware that the grant of the Award is exempt from the obligation under applicable securities laws to file a prospectus or other registration document qualifying the distribution of the Shares to be distributed thereunder under any applicable securities laws and that any Shares issued under the Plan or an Award may contain required restrictive legends; and

(e)
upon vesting of an Award which is settled in Shares, the Participant or their legal representative, as the case may be, will prior to and upon any sale or disposition of any Shares received pursuant to an Award, comply with all Applicable Law.

6.6	General

6.6.1
The transfer of an employee within Concordia shall not be considered a termination of employment for the purposes of the Plan, so long as such Participant continues to be a director or employee of Concordia.

6.6.2
The determination by the Board of any question which may arise as to the interpretation or implementation of the Plan or any of the Units granted hereunder shall be final and binding on all Participants and other persons claiming or deriving rights through any of them.

6.6.3
The Plan shall enure to the benefit of and be binding upon Concordia and its successors and assigns. The interest of any Participant under the Plan in any Unit shall not be transferable or alienable by the Participant either by pledge, assignment or in any other manner whatsoever, otherwise than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death; and after the Participant’s lifetime shall enure to the benefit of and be binding upon the Participant’s Beneficiary.

6.6.4

(a)	Concordia’s grant of any Units hereunder is subject to compliance with Applicable Law.

(b)
As a condition of participating in the Plan, each Participant agrees to comply with all such Applicable Law and agrees to furnish to Concordia all information and undertakings as may be required to permit compliance with such Applicable Law. Each Participant shall provide the Board with all information (including personal information) the Board requires in order to administer the Plan (the “Participant Information”).

(c)
Concordia may, without amending the Plan, modify the terms of Restricted Share Units and Deferred Share Units granted to Participants who provide services to Concordia from outside of Canada in order to comply with the Applicable Law of such foreign jurisdictions. Any such modification to the terms of Restricted Share Units or Deferred Share Units with respect to a particular Participant shall be reflected in the Award Agreement for such Participant.

(d)
The terms of the Plan and Restricted Share Units and Deferred Share Units granted hereunder to Participants subject to taxation on employment income under the United States Internal Revenue Code of 1986, as amended, shall be determined by taking into consideration the provisions applicable to such persons as set forth in Schedule “A” hereto.

(e)	The Board may from time to time transfer or provide access to Participant Information to a third party service provider for purposes of the administration of the Plan provided that such service providers will be provided with such information for the sole purpose of providing services to the Board in connection with the operation and administration of the Plan. The Board may also transfer and provide access to Participant Information to Concordia for purposes of preparing financial statements or other necessary reports and facilitating payment or reimbursement of Plan expenses. By participating in the Plan, each Participant acknowledges that Participant Information may be so provided and agrees and consents to its provision on the terms set forth herein. Concordia shall not disclose Participant Information except (i) as contemplated above in this Section 6.6.4(e) and in Section 6.6.8, (ii) in response to regulatory filings or other requirements for the information by a governmental authority or regulatory body, or (iii) for the purpose of complying with a subpoena, warrant or other order by a court, person or body having jurisdiction over Concordia to compel production of the information.

6.6.5
Nothing herein or otherwise shall be construed so as to confer on any Participant any rights as a shareholder of Concordia with respect to any Shares reserved for the purpose of any Award, including for greater certainty, no Award shall confer any entitlement as to dividends (except as set forth herein) or voting rights on a Participant.

6.6.6
Neither designation as a Participant nor the grant of any Units to any Participant entitles any Participant to any additional grant of any Units under the Plan. Neither the Plan nor any action taken hereunder shall interfere with the right of Concordia to terminate a Participant’s employment, if applicable, at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

6.6.7	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any person’s relationship with Concordia.

6.6.8	By participating in the Plan, the Participant agrees, acknowledges and consents to:

(a)
the disclosure to Concordia and applicable directors, officers, employees, Consultants, representatives and agents of Concordia, the Exchange and all tax, securities and other regulatory authorities of all Participant Information; and

(b)
the collection, use and disclosure of such personal information by the persons described in (a) above of all Participant Information in accordance with their requirements, including the provision to third party service providers, from time to time.

6.6.9
Nothing contained in this Plan will restrict or limit or be deemed to restrict or limit the right or power of the Board in connection with any allotment and issuance of Shares which are not allotted and issued under this Plan including, without limitation, with respect to other compensation or incentive arrangements.

6.6.10
This Plan is established under the laws of the Province of Ontario and the rights of all parties and the construction of each and every provision of the Plan and any Units granted hereunder shall be construed according to the laws of the Province of Ontario.

ARTICLE 7
UNITED STATES SECURITIES LAWS (U.S. PARTICIPANTS)

7.1.1
Neither the Units, which may be granted pursuant to the provisions of the Plan, nor the Shares which may be received pursuant to the vesting of Units have been registered under the U.S. Securities Act or under any securities law of any state of the United States, unless Concordia has made a determination to register such Shares or Units. Accordingly, any Participant who is or becomes a U.S. Participant, who is granted Units in the United States, who is a resident of the United States or who is otherwise subject to the U.S. Securities Act or the securities laws of any state of the United States shall by acceptance of the Units be deemed to represent, warrant, acknowledge and agree that:

(a)	the Participant is receiving the Units and any Shares upon the vesting of such Units as principal and for the account of the Participant;

(b)
in granting the Units and issuing the Shares to the Participant upon the vesting of such Units, Concordia is relying on the representations and warranties of the Participant contained in this Plan relating to the Units to support the conclusion of Concordia that the granting of the Units and the issue of Shares upon the vesting of such Units do not require registration under the U.S. Securities Act or to be qualified under the securities laws of any state of the United States;

(c)	each certificate representing shares issued upon the vesting of such Units to a U.S. Participant shall bear the following legends:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided that if such Shares are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act the foregoing legends may be removed by providing a written declaration by the holder to the registrar and transfer agent for the Shares to the following effect:
“The undersigned (A) acknowledges that the sale of    common shares represented by Certificate Number(s)     , to which this declaration relates, is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (B) certifies that (1) the undersigned is not an “affiliate” (as defined in Rule 405 under the U.S. Securities Act) of the Company or a “distributor”, as defined in Regulation S, or an affiliate of a “distributor”; (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of a “designated offshore securities market” within the meaning of Rule 902(b) of Regulation S under the U.S. Securities Act, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of “washing off’ the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act); (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S under the U.S. Securities Act with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or a scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings as used in Regulation S.”;

(d)
other than as contemplated by subsection (c) of this Section 7.1.1, prior to making any disposition of any Shares acquired pursuant to the vesting of such Units which might be subject to the requirements of the U.S. Securities Act, the U.S. Participant shall give written notice to Concordia describing the manner of the proposed disposition and containing such other information as is necessary to enable counsel for Concordia to determine whether registration under the U.S. Securities Act or qualification under any securities laws of any state of the United States is required in connection with the proposed disposition and whether the proposed disposition is otherwise in compliance with such legislation and the regulations thereto;

(e)
other than as contemplated by subsection (c) of this Section 7.1.1, the U.S. Participant will not attempt to effect any disposition of the Shares owned by the U.S. Participant and acquired pursuant to the vesting of such Units or of any interest therein which might be subject to the requirements of the U.S. Securities Act in the absence of an effective registration statement relating thereto under the U.S. Securities Act or an opinion of counsel satisfactory in form and substance to counsel for Concordia that such disposition would not constitute a violation of the U.S. Securities Act or any securities laws of any state of the United States and then will only dispose of such Shares in the manner so proposed;

(f)
Concordia may place a notation on the records of Concordia to the effect that none of the Shares received by the U.S. Participant pursuant to the vesting of such Units shall be transferred unless the provisions of the Plan have been complied with; and

(g)
the effect of these restrictions on the disposition of the Shares received by the U.S. Participant pursuant to the vesting of such Units is such that the U.S. Participant may not be able to sell or otherwise dispose of such Shares for a considerable length of time in a transaction which is subject to the provisions of the U.S. Securities Act other than as contemplated by subsection (c) of this Section 7.1.1.

Schedule A
Special Provisions Applicable to Participants Subject to Section 409A of the United States Internal Revenue Code

This schedule sets forth special provisions of the Plan that apply to Participants subject to section 409A of the United States Internal Revenue Code of 1986, as amended. Terms defined in the Plan and used herein shall have the meanings set forth in the Plan, as amended from time to time.

1.	Definitions

1.1	In this Schedule, the following terms have the following meanings:

(a)	“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder;

(b)	“Section 409A” means section 409A of the Code;

(c)
“Separation From Service” shall mean the separation from service with Concordia within the meaning of U.S. Treas. Regs. § 1.409A-1(h). Whether a Separation From Service has occurred is determined based on whether the facts and circumstances indicate that Concordia and the Participant reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services the Participant would perform after such date (whether as an employee or independent contractor) would permanently decrease to no more than twenty percent (20%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding thirty six (36) month period (or the full period of services to Concordia if the Participant has been providing services to Concordia less than thirty six (36) months)). Separation from service shall not be deemed to occur while the Participant is on military leave, sick leave or other bona fide leave of absence if the period does not exceed six (6) months or, if longer, so long as the Participant retains a right to reemployment with Concordia under an applicable statute or by contract. For this purpose, a leave is bona fide only if, and so long as, there is a reasonable expectation that the Participant will return to perform services for Concordia. Notwithstanding the foregoing, a twenty-nine (29) month period of absence will be substituted for such six (6) month period if the leave is due to any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of no less than six (6) months and that causes the Participant to be unable to perform the duties of his or her position of employment. For this purpose, “Concordia” includes all entities that would be considered a single employer for purposes of U.S. Treasury Regulations; provided that, in applying those regulations, the language “at least 50 percent” shall be used instead of “at least 80 percent” each place it appears therein. A director may have a Separation From Service upon resignation as a director even if the director then becomes an officer or employee of Concordia;

(d)	“Specified Employee” means a US Taxpayer who meets the definition of “specified employee” as defined in Section 409A(a)(2)(B)(i) of the Code; and

(e)	“US Taxpayer” means a Participant whose compensation from Concordia is subject to Section 409A.

2.	Compliance with Section 409A

2.1
Notwithstanding any provision of the Plan to the contrary, it is intended that any payments under the Plan either be exempt from or comply with Section 409A, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Each payment made in respect of Restricted Share Units and Deferred Share Units shall be deemed to be a separate payment for purposes of Section 409A. Each US Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such US Taxpayer in connection with the Plan (including any taxes and penalties under Section 409A), and neither Concordia nor any of its subsidiaries shall have any obligation to indemnify or otherwise hold such US Taxpayer (or any beneficiary) harmless from any or all of such taxes or penalties.

2.2	Solely to the extent required by Section 409A, any payment which is subject to Section 409A shall comply with the following:

(a)
a payment which becomes payable on account of a DSU Termination Date or an RSU Participant Termination Date (for any reason, whether or not such termination is voluntary or involuntary, with or without notice, adequate notice or legal notice or is with or without legal or just cause or on account of Retirement, death or permanent disability) shall be payable by reason of such circumstance only if the circumstance is a Separation From Service; and if such payment has become payable on account of a Separation From Service to any employee who is determined to be a Specified Employee, such payment shall not be paid before the date which is six months after such Specified Employee’s Separation From Service (or, if earlier, the date of death of such Specified Employee). Following any applicable six month delay of payment, all such delayed payments shall be made to the Specified Employee in a lump sum on the earliest possible payment date;

(b)
a payment which becomes payable on account of a Change of Control shall not be payable by reason of such circumstance unless the circumstance is a “change in ownership,” change in effective control,” or “change in ownership of a substantial portion of assets” as defined under Section 409A (hereinafter, a “409A Change of Control”); and

(c)
a payment which is scheduled to become payable on account of an RSU Vesting Date or other specified date shall not be accelerated on account of accelerated vesting or other intervening payment event unless such event itself qualifies as a Separation From Service, a 409A Change of Control or other payment event expressly permitted under Section 409A.

2.3
A US Taxpayer shall be required to pay to Concordia, and Concordia shall have the right and is hereby authorized to withhold, from any cash or other compensation payable under the Plan, or from any other compensation or amounts owing to the US Taxpayer, the amount of any required Applicable Withholding Taxes in respect of amounts paid under the Plan and to take such other action as may be necessary in the opinion of Concordia to satisfy all obligations for the payment of such withholding and taxes.

3.	Amendment of Schedule

3.1
Notwithstanding Section 6.2 of the Plan, the Board shall retain the power and authority to amend or modify this schedule to the extent the Board in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A. Such amendments may be made without the approval of any US Taxpayer.

APPENDIX “D” - RESOLUTION TO APPROVE LONG TERM INCENTIVE PLAN

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF
CONCORDIA INTERNATIONAL CORP.

TO APPROVE THE LONG-TERM INCENTIVE PLAN

BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

(a)
the long term incentive plan (the “LTIP”) of Concordia International Corp. (the “Corporation”), attached as Appendix “C” to the management information circular dated May 8, 2017, (the “Circular”) be and the same is hereby approved;

(b)
the maximum number of common shares which may be reserved and set aside for issue under the LTIP in respect of awards of deferred share units to deferred share unit participants and for payments in respect of awards of restricted share units for restricted share unit participants shall not exceed 10% of the common shares issued and outstanding from time to time on a non-diluted basis, provided that the board of directors of the Corporation shall have the right, from time to time, to increase such percentage subject to the approval of shareholders of the Corporation and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. For purposes of clarity, the maximum number of common shares reserved and set aside for issue under the LTIP shall be inclusive of any common shares reserved for issuance pursuant to any other security based compensation arrangement of the Corporation, including the Corporation’s stock option plan, as amended;

(c)	the board of directors of the Corporation be authorized to revoke this resolution before it is acted upon without requiring further approval of the shareholders of the Corporation in that regard;

(d)	future Shareholder approval of the LTIP will be required on or before the third anniversary of the date of approval of this resolution; and

(e)
any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to perform all such acts and deeds and things and execute, under the corporate seal of the Corporation or otherwise, deliver and file all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions

D-1

Any questions and requests for assistance may be directed to our
Strategic Shareholder Advisor and Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
www.kingsdaleadvisors.com
North American Toll Free Phone:
1-866-581-0506
Email: contactus@kingsdaleadvisors.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272